PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 23, 1998)

                                  $511,431,000
[LOGO]                     Pride International, Inc.
                            Zero Coupon Convertible
                        Subordinated Debentures Due 2018

    The issue price of each Zero Coupon Convertible Subordinated Debenture Due 2018 ("Debenture") to be issued by Pride International, Inc. (the "Company") will be $391.06 per $1,000 principal amount at maturity. There will be no periodic payments of interest unless the Company elects to make such payments after a Tax Event (as defined herein) has occurred. The Debentures will mature on April 24, 2018. The issue price of each Debenture represents a yield to maturity of 4.75% per annum (computed on a semiannual bond equivalent basis) calculated from April 24, 1998. The Debentures will be unsecured general obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company and effectively subordinated to all the creditors of the Company's subsidiaries, including trade creditors and tort claimants. As of December 31, 1997, as adjusted to give effect to this offering and the anticipated use of the net proceeds therefrom, the Company and its subsidiaries would have had an aggregate of $700.0 million of consolidated indebtedness and other obligations effectively ranking senior to the Debentures. The Indenture governing the Debentures will not restrict the incurrence of senior indebtedness or other indebtedness by the Company or its subsidiaries. See "Description of Debentures."

    Each Debenture will be convertible into shares of the Company's common stock, no par value ("Common Stock"), at the option of the holder at any time on or prior to maturity, unless previously redeemed or otherwise purchased by the Company, at a conversion rate of 13.794 shares of Common Stock per $1,000 principal amount of such Debenture at maturity. The conversion rate will not be adjusted for accrued original issue discount, the difference between the issue price and the principal amount at maturity of a Debenture, but will be subject to adjustment upon the occurrence of certain events affecting the Common Stock. Upon conversion, the holder of the Debenture will not receive any cash payment representing accrued original issue discount; such accrued original issue discount will be deemed paid by the Common Stock received by the holder upon conversion. See "Description of Debentures -- Conversion Rights." On April 20, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange (where it is listed under the symbol "PDE") was $23 5/8 per share.

    The Company will become obligated to purchase the Debentures, at the option of the holders thereof, on April 24, 2003, April 24, 2008 and April 24, 2013 for a purchase price per Debenture of $494.52, $625.35 and $790.79 (equal to the issue price plus accrued original issue discount to the relevant purchase date), respectively. The Company will have the option to pay any such purchase price in cash, Common Stock or any combination thereof. See "Description of Debentures -- Purchase of Debentures at the Option of the Holder." In addition, as of 35 business days after the occurrence of a Change in Control (as defined) of the Company on or prior to April 24, 2003, the Company will become obligated to purchase the Debentures for cash, at the option of the holders thereof, at a price equal to the issue price plus accrued original issue discount to the date of purchase. See "Description of Debentures -- Purchase of Debentures at the Option of the Holder upon a Change in Control."

    The Company may not redeem the Debentures prior to April 24, 2003. On and after that date, however, the Company will have the option to redeem the Debentures, in whole or in part, for cash at any time at a redemption price equal to the issue price plus accrued original issue discount to the date of redemption. See "Description of Debentures -- Redemption of Debentures at the Option of the Company."

    From and after a Tax Event, at the option of the Company, interest in lieu of future original issue discount shall accrue on each Debenture from the Option Exercise Date (as defined herein) at 4.75% per annum on the Restated Principal Amount (as defined herein) and shall be payable semiannually on each Interest Payment Date (as defined herein) to Holders of record at the close of business on each Regular Record Date (as defined herein) immediately preceding such Interest Payment Date. See "Description of Debentures -- Optional Conversion to Semiannual Coupon Note upon Tax Event."

    For a discussion of certain United States federal income tax consequences for holders of Debentures, see "Certain Federal Income Tax Consequences."

    The Company does not intend to list the Debentures on any national securities exchange.

    PROSPECTIVE PURCHASERS OF THE DEBENTURES SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH BEGINNING ON PAGE S-9 UNDER THE CAPTION "RISK FACTORS."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
          THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
               ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================
                    PRINCIPAL AMOUNT          PRICE TO            UNDERWRITING          PROCEEDS TO
                      AT MATURITY              PUBLIC             DISCOUNT(1)            COMPANY(2)
--------------------------------------------------------------------------------------------------------
Per Debenture...          100%                39.106%                1.173%               37.933%
--------------------------------------------------------------------------------------------------------
Total(3)........      $511,431,000          $200,000,207           $6,000,006           $194,000,201
========================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses estimated at $500,000 payable by the Company.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus Supplement, to purchase up to an additional $76,714,000 Principal Amount at Maturity of Debentures at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the total Principal Amount at Maturity, Price to Public, Underwriting Discount and Proceeds to Company will be $588,145,000, $229,999,984, $6,900,000 and
    $223,099,984, respectively. See "Underwriting."

    The Debentures are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject orders in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Debentures will be made in New York, New York on or about April 24, 1998.

SALOMON SMITH BARNEY                                  MORGAN STANLEY DEAN WITTER

The date of this Prospectus Supplement is April 20, 1998.

                                   [GRAPHICS]
[GRAPHIC DELETED]
The NYMPHEA, a third generation semisubmersible rig, is currently operating under a four-year contract offshore Brazil.

[GRAPHIC DELETED]
The ILE DU LEVANT, an independent-leg, cantilevered jackup rig, is currently operating on Lake Maracaibo in Venezuela.

[GRAPHIC DELETED]
The AMETHYST I, which the Company has contracted to purchase, is a dynamically positioned, self-propelled semisubmersible rig capable of working in water depths of up to 4,000 feet.

[GRAPHIC DELETED]
The PRIDE ALABAMA, a 200', mat-supported jackup rig, is currently operating in the Gulf of Mexico.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES OFFERED HEREBY OR THE COMMON STOCK OR BOTH, INCLUDING, AMONG OTHERS, OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN THE DEBENTURES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING MADE HEREBY. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) INCLUDED IN AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. UNLESS THE CONTEXT INDICATES OTHERWISE, REFERENCES IN THIS PROSPECTUS SUPPLEMENT TO THE "COMPANY" OR "PRIDE" ARE TO PRIDE INTERNATIONAL, INC. AND ITS SUBSIDIARIES.

                                  THE COMPANY

     Pride is a leading international provider of contract drilling and related services, operating both offshore and on land. In recent years, the Company has focused its growth strategy on the higher margin offshore and international drilling markets. Offshore and international markets generally have greater profit potential than domestic land-based markets, primarily as a result of less competition, higher utilization rates and stronger demand resulting from a general trend by oil and gas companies to shift expenditures to exploration and development activities abroad and in the Gulf of Mexico. For these reasons, the Company has actively sought to diversify beyond its former domestic land-based operations, which prior to mid-1993 accounted for substantially all of the Company's revenues and earnings. Since 1993, the Company has completed acquisitions adding more than 250 rigs to its offshore and international fleet and divested its U.S. land-based well servicing operations. The Company has further expanded its international operations by deploying more than 40 underutilized rigs from its former U.S. land-based fleet to Argentina and Venezuela. The Company's rig fleet operates in some of the most prolific hydrocarbon producing regions in the world, as depicted below:

                          PRIDE'S WORLDWIDE OPERATIONS

GULF OF MEXICO           SOUTH AMERICA              AFRICA/MIDDLE EAST               ASIA
--------------           -------------              ------------------               ----
11 Jackup Rigs        1 Semisubmersible Rig        1 Semisubmersible Rig        2 Jackup Rigs
23 Platform Rigs      3 Jackup Rigs                1 Jackup Rig                 2 Tender-Assisted Rigs
                      2 Tender-Assisted Rigs       5 Tender-Assisted Rigs       2 Land Drilling Rigs
                      6 Lake Barge Rigs            1 Swamp Barge Rig
                     66 Land Drilling Rigs         8 Land Drilling Rigs
                    149 Land Workover Rigs         1 Land Workover Rig

     During 1997, the Company realigned its operations to concentrate on more profitable offshore and international drilling markets through the following strategic transactions:

         o DIVESTITURE OF U.S. LAND-BASED OPERATIONS. In February 1997, the Company completed the divestiture of its domestic land-based well servicing operations, which included 407 workover rigs operating in Texas, California, New Mexico and Louisiana, for approximately $136 million in cash. The Company retained 14 of its larger land-based rigs for redeployment to international markets, ten of which have since been redeployed to South America. The divested operations generated the Company's lowest operating margins.

         o FORASOL ACQUISITION. In March 1997, the Company acquired the operating subsidiaries of Forasol-Foramer N.V. (collectively, "Forasol") for approximately $113 million in cash and 11.1 million shares of Common Stock. The transaction provided entry into new international markets while contributing additional capacity in the Company's existing South American markets, as well as a deepwater asset base and expertise. Forasol provides drilling, workover and engineering services in more than 15 countries, including substantial operations in South America, Africa, the Middle East and Southeast Asia.

         o PURCHASE OF JACKUP RIGS. In May 1997, the Company purchased 13 mat-supported jackup rigs for approximately $269 million. The purchase of these rigs positioned the Company as the second largest operator in the Gulf of Mexico of mat-supported jackup rigs capable of operating in water depths of 200 feet or greater.

         o PURCHASE OF ADDITIONAL OFFSHORE ASSETS. In April 1997, the Company purchased a tender-assisted rig, which has been upgraded for a total project cost of approximately $30 million and deployed to Southeast Asia. In October 1997, the Company purchased an independent-leg, cantilevered jackup rig for approximately $35 million. The jackup rig, capable of operating in water depths of up to 300 feet, is currently under contract in Southeast Asia.

     Currently, the Company operates a global fleet of 295 rigs, including two semisubmersible rigs, 17 jackup rigs, nine tender-assisted rigs, seven barge rigs, 23 offshore platform rigs, 78 land-based drilling rigs and 159 land-based workover rigs. The significant diversity of the Company's rig fleet enables the Company to provide a broad range of services and to take advantage of market upturns while reducing its exposure to sharp downturns in any particular market sector or geographic region.

     Most recently, the Company has focused on increasing the size of its fleet capable of drilling in deeper waters. The Company is participating in the following offshore rig acquisition and construction projects:

         o AMETHYST 1. In March 1998, the Company contracted to purchase, for approximately $85 million, the M.S.V. AMETHYST ("AMETHYST 1"), a dynamically positioned, self-propelled semisubmersible drilling rig capable of working in water depths of up to 4,000 feet. The rig, which is equipped to provide offshore drilling, deepwater well intervention and maintenance services and pipeline construction services, is currently working offshore Brazil for Petroleo Brasilerio S.A. ("Petrobras") under a charter and service contract that expires in 2001. The Company expects to close the purchase in April 1998. See "Use of Proceeds."

         o AMETHYST JOINT VENTURES. A newly organized, special purpose subsidiary of the Company is participating in joint ventures to construct, own and operate six Amethyst-class dynamically positioned semisubmersible drilling rigs. The rigs, which will be larger, enhanced versions of the AMETHYST 1, will be operated under charter and service contracts with Petrobras having initial terms of six to eight years. The total estimated cost to construct, equip and mobilize the six rigs is approximately $1 billion, approximately 90% of which is expected to be provided from the proceeds of project finance obligations of the ventures without recourse to the joint venture participants. Delivery of the rigs is expected during late 1999 and 2000. The Company estimates that its total equity investment in the project will be approximately $30 million, which will represent a 30% ownership interest.

         o PRIDE AFRICA JOINT VENTURE. A subsidiary of the Company has entered into a joint venture to construct, own and operate the PRIDE AFRICA, an ultra-deepwater drillship currently under construction in South Korea. The PRIDE AFRICA, which will be capable of operating in water depths of up to 10,000 feet, is contracted to work for Elf Exploration Angola ("Elf Angola") for five years. It is anticipated that the PRIDE AFRICA will commence operations in mid-1999. The joint venture has entered into a financing arrangement with a group of banks providing that approximately $198 million of the estimated construction cost of $235 million will be financed by loans that are, upon delivery of the drillship, without recourse to the joint venture participants. The Company estimates that its total equity investment in the project will be approximately $16 million, which will represent a 51% ownership interest. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

         o PRIDE EUROPE DRILLSHIP. The Company has entered into a letter of intent with Elf Angola for a second ultra-deepwater drillship to operate offshore Angola under a three-year contract with two one-year options. The drillship, which tentatively would be named the PRIDE EUROPE and would be substantially similar in design to the PRIDE AFRICA, is also expected to be built in South Korea and to cost approximately $235 million. The Company expects to enter into a joint venture similar to the PRIDE AFRICAjoint venture to construct, own and operate the PRIDE EUROPE and also to arrange similar non-recourse financing. The Company estimates that its total equity investment in the project will be approximately $16 million, which will represent a 51% ownership interest.

         o NAVIS JOINT VENTURE. In March 1998, the Company entered into an agreement with a Norwegian company pursuant to which they will jointly market the drillship NAVIS EXPLORER, an ultra-deepwater dynamically positioned drillship currently under construction in South Korea. If the joint venture is successful in obtaining a suitable long-term contract, the Company may acquire up to a 51% ownership interest in the vessel.

     The Company intends to continue to pursue expansion of its offshore and international drilling operations through acquisitions, rig upgrades and redeployment of assets to active geographic regions, as well as through participation in strategic new projects such as those described above.

                                  THE OFFERING

Debentures Offered................. $511,431,000 aggregate principal amount at maturity (excluding
                                    $76,714,000 aggregate principal
                                    amount at maturity subject to the
                                    Underwriters' over-allotment option)
                                    of Zero Coupon Convertible
                                    Subordinated Debentures Due 2018.
                                    Each Debenture will have an issue
                                    price of $391.06 per $1,000 principal
                                    amount at maturity. There will be no
                                    periodic interest payments on the
                                    Debentures.

Maturity Date...................... April 24, 2018.

Yield to Maturity.................. 4.75% per annum (computed on a semiannual bond equivalent basis)
                                    calculated from April 24, 1998.

Conversion Rights.................. Each Debenture will be convertible into shares of Common Stock at the
                                    option of the holder at any time on
                                    or prior to maturity, unless
                                    previously redeemed or otherwise
                                    purchased by the Company, at a
                                    conversion rate of 13.794 shares of
                                    Common Stock per $1,000 principal
                                    amount of such Debenture at maturity
                                    (initially representing a conversion
                                    price of $28.35 per share of Common
                                    Stock). The conversion rate will not
                                    be adjusted for accrued original
                                    issue discount, the difference
                                    between the issue price and the
                                    principal amount at maturity of a
                                    Debenture, but will be subject to
                                    adjustment upon the occurrence of
                                    certain events affecting the Common
                                    Stock. Upon conversion, the holder of
                                    the Debenture will not receive any
                                    cash payment representing accrued
                                    original issue discount; such accrued
                                    original issue discount will be
                                    deemed paid by the Common Stock
                                    received by the holder upon
                                    conversion.

                                    The Company does not undertake to
                                    advise holders of the amount of
                                    accrued original issue discount at
                                    the time of conversion. No fractional
                                    interests in shares of Common Stock
                                    will be delivered upon conversion. A
                                    holder otherwise entitled to a
                                    fractional share of Common Stock will
                                    receive cash equal to the then
                                    current market value of such
                                    fractional share based on the closing
                                    Sale Price (as defined herein) on the
                                    Trading Day (as defined herein)
                                    immediately preceding the conversion
                                    date. See "Description of
                                    Debentures -- Conversion Rights."

Ranking............................ The Debentures will be unsecured general obligations of the Company,
                                    subordinated in right of payment to
                                    all existing and future senior
                                    indebtedness of the Company and
                                    effectively subordinated to all the
                                    creditors of the Company's
                                    subsidiaries, including trade
                                    creditors and tort claimants. As of
                                    December 31, 1997, as adjusted to
                                    give effect to this offering and the
                                    anticipated use of the net proceeds
                                    therefrom, the Company and its
                                    subsidiaries would have had an
                                    aggregate of $700.0 million of
                                    consolidated indebtedness and other
                                    obligations effectively ranking
                                    senior to the Debentures. In
                                    addition, the Debentures offered
                                    hereby will rank PARI PASSU in right
                                    of payment with the Company's 6 1/4%
                                    Convertible Subordinated Debentures
                                    Due 2006, of which approximately
                                    $52.5 million principal amount was
                                    outstanding at December 31, 1997.

Original Issue Discount............ The Company is offering each Debenture at an original issue discount for United States federal income tax purposes equal to the excess of the principal amount at maturity of the Debenture over the amount of the issue price. Prospective purchasers of Debentures should be aware that, although there will be no periodic payments of interest on the Debentures, accrued original issue discount will be includable periodically in a holder's gross income for United States federal income tax purposes prior to conversion, redemption, other disposition or maturity of such holder's Debentures, whether or not such Debentures are ultimately converted, redeemed, sold (to the Company or otherwise) or paid at maturity. See "Certain Federal Income Tax Consequences -- Original Issue Discount."

Optional Redemption................ The Company may not redeem the Debentures prior to April 24, 2003. On and after that date, however, the Company will have the option to redeem the Debentures, in whole or in part, for cash at any time at a redemption price equal to the issue price plus accrued original issue discount to the date of redemption. See "Description of Debentures -- Redemption of Debentures at the Option of the Company."

Purchase at the Option of the
  Holder........................... The Company will become obligated to purchase the Debentures, at the option of the holders thereof, on April 24, 2003, April 24, 2008 and April 24, 2013 for a purchase price per Debenture of $494.52 , $625.35 and $790.79 (equal to the issue price plus accrued original issue discount to the relevant purchase date), respectively. The Company will have the option to pay the purchase price in cash, Common Stock or any combination thereof. Because the market price of any shares of Common Stock to be delivered in payment, in whole or in part, of the purchase price will be determined as of the third business day prior to the applicable purchase date, holders of Debentures will bear the market risk with respect to the value of the Common Stock to be received from the date the market price is determined to the purchase date. See "Description of Debentures -- Purchase of Debentures at the Option of the Holder." In addition, as of 35 business days after the occurrence of a Change in Control (as defined) of the Company on or prior to April 24, 2003, the Company will become obligated to purchase the Debentures for cash, at the option of the holders thereof, at a price equal to the issue price plus accrued original issue discount to the date of purchase. See "Description of Debentures -- Purchase of Debentures at the Option of the Holder upon a Change in Control."

Use of Proceeds.................... The net proceeds from the sale of the
                                    Debentures offered hereby will be used to fund the cash portion of the purchase price of the semisub- mersible rig AMETHYST 1, to fund the Company's equity investments in the Amethyst joint ventures, the PRIDE AFRICA and the PRIDE EUROPE, to repay certain indebtedness and for general corporate purposes. See "Use of Proceeds."

Listing............................ The Company does not intend to list the
                                    Debentures on any national securities
                                    exchange. The Common Stock is currently
                                    listed on the New York Stock Exchange under the symbol "PDE".

Risk Factors....................... Prospective purchasers of the Debentures should carefully consider the matters set forth under the caption "Risk Factors."

                             SUMMARY FINANCIAL DATA

     The following table sets forth summary historical financial information for the Company as of the dates and for the periods indicated. The following information should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company (including the notes thereto) included herein and incorporated by reference in the accompanying Prospectus.

                                                       YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------------
                                          1993      1994       1995       1996         1997
                                       ---------  ---------  ---------  ---------  -----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
    Revenues.........................  $ 127,099  $ 182,336  $ 263,599  $ 407,174  $   699,788
    Operating costs..................    100,305    139,653    187,203    292,599      458,861
    Depreciation and amortization....      6,407      9,550     16,657     29,065       58,661
    Selling, general and
      administrative.................     17,572     25,105     32,418     45,368       73,881
                                       ---------  ---------  ---------  ---------  -----------
    Earnings from operations.........      2,815      8,028     27,321     40,142      108,385
    Other income (expense) net(1)....        504        106     (4,898)    (9,323)      47,249
                                       ---------  ---------  ---------  ---------  -----------
    Earnings before income
      taxes(1).......................      3,319      8,134     22,423     30,819      155,634
    Income tax provision (benefit)(2)     (2,621)     1,920      7,064      8,091       51,639
                                       ---------  ---------  ---------  ---------  -----------
    Net earnings(1)(2)...............  $   5,940  $   6,214  $  15,359  $  22,728  $   103,995
                                       =========  =========  =========  =========  ===========
    Net earnings per share(1)(2)(3)
         Basic.......................  $     .37  $     .30  $     .63  $     .85  $      2.42
                                       =========  =========  =========  =========  ===========
         Diluted.....................  $     .36  $     .30  $     .61  $     .77  $      2.16
                                       =========  =========  =========  =========  ===========
OTHER DATA:
    EBITDA(4)........................  $   9,087  $  17,273  $  44,616  $  71,109  $   161,337
    Capital expenditures.............     12,123     59,171     40,636     61,711      268,307
    Ratio of EBITDA(4) to interest
      expense........................      908.7x      83.4x       7.1x       5.2x         4.7x
    Ratio of earnings to fixed
      charges(5).....................        5.8x       6.2x       4.0x       2.7x         4.5x
BALANCE SHEET DATA (AS OF
  DECEMBER 31):
    Working capital..................  $  21,758  $  26,640  $  31,302  $  62,722  $   103,733
    Property and equipment, net......     62,823    139,899    178,488    375,249    1,171,647
    Total assets.....................    109,981    205,193    257,605    542,062    1,541,501
    Long-term debt, net of current
      portion........................        200     42,096     61,136    106,508      435,100
    Long-term lease obligations, net
      of current portion.............     --         --         --         --           36,275
    6 1/4% Convertible Subordinated
      Debentures.....................     --         --         --         80,500       52,500
    Shareholders' equity.............     69,126    111,385    131,239    201,797      685,157

------------
(1) Other income (expense) net, earnings before income taxes and net earnings for the year ended December 31, 1997 include a pretax gain on the divestiture of the Company's U.S. land-based well servicing business of $83.6 million. The gain was partially offset by nonrecurring charges totaling $4.2 million, net of estimated income taxes, relating principally to the induced conversion of $28.0 million principal amount of the Company's 6 1/4% Convertible Subordinated Debentures. Excluding such nonrecurring items, net earnings for the year ended December 31, 1997 were $54.7 million, or $1.16 per share on a diluted basis.

(2) Income tax provision (benefit) and net earnings for the year ended December 31, 1993 include $3.8 million, or $0.23 per share on a diluted basis, cumulative effect of change in accounting for income taxes.

(3) Net earnings per share for the years ended December 31, 1996, 1995, 1994 and 1993 have been restated to comply with the requirements of Statement of Financial Accounting Standards No. 128, "Earnings per Share."

(4) EBITDA (earnings before interest, taxes, depreciation and amortization) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of liquidity.

(5) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of operating lease rental expense that represents the interest factor).

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the accompanying Prospectus include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus Supplement or the accompanying Prospectus that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures and investments in the construction, acquisition and refurbishment of rigs (including the amount and nature thereof and the timing of completion thereof), repayment of debt, expansion and other development trends of the contract drilling industry, business strategies, expansion and growth of operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed herein, general economic and business conditions, prices of oil and gas, foreign exchange controls and currency fluctuations, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations, the ability to obtain shipyard contracts and other factors, many of which are beyond the control of the Company. Prospective purchasers are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                                  RISK FACTORS

     THE FOLLOWING SHOULD BE CONSIDERED CAREFULLY WITH THE INFORMATION PROVIDED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO, IN REACHING A DECISION REGARDING AN INVESTMENT IN THE DEBENTURES OFFERED HEREBY.

LEVERAGE AND DEBT COVENANTS

     As of December 31, 1997, the Company had approximately $523.9 million in long-term indebtedness, net of current portion, approximately $52.5 million of which was represented by the Company's 6 1/4% Convertible Subordinated Debentures that are convertible into Common Stock at a conversion price of $12.25 per share. The level of the Company's indebtedness will have several important effects on the Company's future operations, including among others,
(i) a significant portion of the Company's cash flow from operations will be dedicated to the payment of principal of and interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Company's existing financing arrangements require the Company to meet certain financial tests, which may affect the Company's flexibility in planning for, and reacting to, changes in its business, and (iii) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

SUBORDINATION; HOLDING COMPANY STRUCTURE; SUBSIDIARY CASH FLOW

     The Debentures will be unsecured general obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company. Under the Indenture governing the Debentures, the Company generally will not be permitted to pay the principal of, or premium, if any, or accrued original issue discount on the Debentures or repurchase, redeem or otherwise retire any Debentures in the event of a default in the payment of any principal of, or premium, if any, or interest on any senior indebtedness of the Company when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, unless and until such payment default has been cured or waived, or in the event of certain other defaults with respect to senior indebtedness. In addition, the Debentures are effectively subordinated to all the creditors of the Company's subsidiaries, including trade creditors and tort claimants. As of December 31, 1997, as adjusted to give effect to this offering and the anticipated use of the net proceeds therefrom, the Company and its subsidiaries would have had an aggregate of $700.0 million of consolidated indebtedness and other obligations effectively ranking senior to the Debentures. In addition, the Debentures will rank PARI PASSU in right of payment with the Company's 6 1/4% Convertible Subordinated Debentures, of which $52.5 million principal amount was outstanding at December 31, 1997. The Indenture governing the Debentures will not restrict the incurrence of senior indebtedness or other indebtedness by the Company or any of its subsidiaries. See "Description of Debentures -- Subordination."

     The Company conducts substantially all of its operations through both U.S. and foreign subsidiaries, and substantially all of the Company's assets consist of equity in such subsidiaries. Accordingly, the Company is and will be dependent on its ability to obtain funds from its subsidiaries to service its indebtedness, including the Debentures. Certain financing arrangements to which the Company's subsidiaries are party impose restrictions on the ability of the Company to gain access to the cash flow or assets of its subsidiaries. In addition, the Company's foreign subsidiaries may face governmentally imposed restrictions, from time to time, on their ability to transfer funds to the Company.

INDUSTRY CONDITIONS

     The contract drilling industry is a highly competitive and cyclical business characterized by high capital and maintenance costs. The Company's current business and operations are substantially dependent upon conditions in the oil and gas industry and, specifically, the exploration and production expenditures of oil and gas companies. The demand for contract drilling and related services is directly influenced by oil and gas prices, expectations about future prices, the cost of producing and delivering oil and gas, government regulations, local and international political and economic conditions, including the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and prices, the level of production by non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves. There can be no assurance that current levels of exploration and production expenditures of oil and gas companies will be maintained or that demand for the Company's services will reflect the level of such activities.

INTERNATIONAL OPERATIONS

     A significant portion of the Company's revenues are attributable to international operations. Risks associated with operating in international markets include foreign exchange restrictions and currency fluctuations, foreign taxation, political instability, foreign and domestic monetary and tax policies, expropriation, nationalization, nullification, modification or renegotiation of contracts, war and civil disturbances and other risks that may limit or disrupt markets. Additionally, the ability of the Company to compete in international contract drilling markets may be adversely affected by foreign governmental regulations that favor or require the awarding of such contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, the Company's foreign subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to the Company. No predictions can be made as to what foreign governmental regulations may be applicable to the Company's operations in the future.

     From time to time, certain foreign subsidiaries of the Company operate in countries such as Libya and Iran that are subject to sanctions and embargoes imposed by the U.S. Government. Although these sanctions and embargoes do not prohibit such subsidiaries from completing existing contracts or from entering into new contracts to provide drilling services in such countries, they do prohibit the Company and its domestic subsidiaries, as well as employees of the Company's foreign subsidiaries who are U.S. citizens, from participating in or approving any aspect of the business activities in such countries. The Company is unable to predict whether such constraints on its ability to have U.S. persons provide managerial oversight and supervision will adversely affect the financial or operating performance of such business activities.

RISKS RELATED TO NEW CONSTRUCTION, UPGRADE AND REFURBISHMENT PROJECTS

     The Company intends to make significant expenditures to construct new rigs and to upgrade and refurbish other rigs that are not currently under contract. These projects are subject to the risks of delay or cost overruns inherent in large construction and refurbishment projects, including shipyard availability, shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, nonavailability of necessary equipment and inability to obtain any of the requisite permits or approvals. Significant delays could also have a material adverse effect on the Company's marketing plans for such rigs and could jeopardize the contracts under which the Company plans to operate such rigs.

ACQUISITION-RELATED RISKS

     A substantial portion of the Company's growth has resulted from the acquisition of other oilfield services businesses and assets. There can be no assurance, however, that the Company will be able to continue to identify attractive acquisition opportunities, negotiate acceptable acquisition terms, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. The ability of the Company to pursue acquisition opportunities may be affected by the limitations on its financing flexibility imposed by the Company's current financing arrangements. Moreover, there can be no assurance that competition for acquisition opportunities in the industry will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making further acquisitions. In addition, no assurance can be given that the Company will be successful in integrating acquired businesses and assets into its existing operations. Such integration may result in unforeseen operational difficulties or require a disproportionate amount of management's attention. The Company's failure to achieve consolidation savings, to incorporate the acquired businesses and assets into its existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on the Company.

OPERATING RISKS AND INSURANCE

     The Company's operations are subject to the many hazards inherent in the oilfield services industry. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject the Company to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. The Company's offshore fleet is also subject to hazards inherent in marine operations, either while on site or during mobilization, such as capsizing, sinking and damage from severe weather conditions. In certain instances, contractual indemnification of customers or others is required of the Company. The Company maintains workers compensation insurance for its employees and other insurance coverage for normal business risks, including general liability insurance. Although the Company believes its insurance coverages to be adequate and in accordance with industry practice against normal risks in its operations, there can be no assurance that any insurance protection will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. The occurrence of a significant event against which the Company is not fully insured, or of a number of lesser events against which the Company is insured, but subject to substantial deductibles, could materially and adversely affect the Company's operations and financial condition. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates or on terms it considers reasonable or acceptable.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous governmental regulations that may relate directly or indirectly to the contract drilling and well servicing industries. The Company's operations routinely involve the handling of waste materials, some of which are classified as hazardous substances. Consequently, the regulations applicable to the Company's operations include those with respect to containment, disposal and control of the discharge of hazardous oilfield waste and other non-hazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company. In addition, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, environmental or other reasons could have a material adverse effect on the Company's operations by limiting future contract drilling opportunities.

LIMITATION ON REPURCHASE OF DEBENTURES

     On April 24, 2003, April 24, 2008, and April 24, 2013 (each, a "Purchase Date"), the Company will become obligated to purchase, at the option of the holder thereof, any outstanding Debenture, subject to certain conditions. In addition, upon the occurrence of a Change in Control of the Company, each holder of Debentures may require the Company to repurchase all or a portion of such holder's Debentures. There can be no assurance that the Company will have sufficient funds or will be able to arrange financing to purchase or repurchase Debentures. If the Company did not have sufficient funds to purchase the Debentures on a Purchase Date, the Company could be required to issue shares of Common Stock to pay the purchase price at valuations based on the then prevailing market prices. In connection with the repurchase of Debentures on a Change in Control Purchase Date (as defined), the Company may be required to redeem its $325.0 million principal amount of Senior Notes. The Company's ability to repurchase the Debentures in such event may be limited by law, the Indenture governing the Debentures and by the terms of other agreements relating to borrowings that constitute Senior Indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time, including without limitation, certain provisions of the Senior Notes that would likely prevent the Company from making any such redemption or repurchase of the Debentures at any time when holders of the Debentures have the right to require that the Company repurchase or redeem the Debentures. The Company may be required to obtain the consent of its then existing lenders to repurchase the Debentures or may be required to refinance Senior Indebtedness to make any such payment. If the Company is prohibited from repurchasing the Debentures, such failure to purchase tendered Debentures would constitute an Event of Default under the Indenture governing the Debentures, which may, in turn, constitute a further default under certain of the Company's existing financing arrangements and the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture governing the Debentures would prohibit payments to the holders of the Debentures. Furthermore, the Company may not have the financial ability to repurchase the Debentures in the event payment of Senior Indebtedness is accelerated. The term "Change in Control" is limited to certain specified transactions and circumstances and does not include all events that could adversely affect the Company's financial condition or operating results. The requirement that the Company offer to repurchase the Debentures upon a Change in Control will not necessarily protect holders of the Debentures in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. See "Description of Debentures -- Purchase of Debentures at the Option of the Holder" and " -- Purchase of Debentures at the Option of the Holder upon a Change in Control."

ABSENCE OF PUBLIC MARKET FOR THE DEBENTURES

     The Debentures will be a new issue of securities for which there currently is no public market, and the Company does not intend to list the Debentures on any national securities exchange. Although the Underwriters have informed the Company that they currently intend to make a market in the Debentures, the Underwriters are not obligated to do so and may discontinue such market-making at any time. Accordingly, there can be no assurance as to the development or liquidity of any market for the Debentures.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "PDE". Prior to September 10, 1997, the Common Stock traded on The Nasdaq Stock Market's National Market under the symbol "PRDE". The following table sets forth the range of high and low sales prices of the Common Stock for the periods shown:

                                              PRICE
                                       --------------------
                                         HIGH        LOW
                                       ---------  ---------
1996
     First Quarter...................  $14 3/8     $ 9 1/8
     Second Quarter..................   18          13 5/8
     Third Quarter...................   16 1/4      11 5/8
     Fourth Quarter..................   23 1/4      13 1/8
1997
     First Quarter...................  $24 3/8     $16 1/4
     Second Quarter..................   24          16 1/2
     Third Quarter...................   37 7/16     22 7/8
     Fourth Quarter..................   37 3/4      20
1998
     First Quarter...................  $25 1/2     $18 1/8

     On April 20, 1998, the last reported sale price of the Common Stock on the NYSE was $23 5/8 per share. As of March 31, 1998, there were 1,991 shareholders of record of Common Stock.

     The Company has not paid any cash dividends on the Common Stock since becoming a publicly held corporation in September 1988. The Company currently has a policy of retaining all available earnings for the development and growth of its business and does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. The ability of the Company to pay cash dividends in the future is restricted by the Company's existing financing arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The desirability of paying such dividends could also be materially affected by U.S. and foreign tax considerations.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Debentures offered hereby are estimated to be approximately $193.5 million ($222.6 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and estimated offering expenses payable by the Company. Of such net proceeds, approximately $63.8 million will be used to fund the cash portion of the purchase price of the semisubmersible rig AMETHYST 1, the balance of which is expected to be financed by a note convertible into Common Stock. Approximately $30.0 million will be used to fund the Company's equity investment in the Amethyst joint ventures and approximately $32.0 million will be used to fund the Company's equity investments in the PRIDE AFRICA and the PRIDE EUROPE. Approximately $15.0 million will be used to repay the balance currently outstanding under the Company's Credit Facility, which bears interest at a variable rate, currently 7 7/16%, and matures in December 2000. The Company intends to use excess proceeds from this offering for general corporate purposes, including acquisitions and capital projects. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and capitalization of the Company and its subsidiaries as of December 31, 1997 and as adjusted to illustrate the effect of this offering and the application of the net proceeds therefrom. See "Use of Proceeds."

                                         AS OF DECEMBER 31, 1997
                                       ----------------------------
                                          ACTUAL       AS ADJUSTED
                                       ------------    ------------
                                          (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT AND CURRENT
  MATURITIES OF LONG-TERM DEBT AND
  CAPITAL LEASE OBLIGATIONS..........  $     70,747     $    70,747
                                       ============    ============
LONG-TERM DEBT AND CAPITAL LEASE
  OBLIGATIONS
     Bank credit facilities..........  $    --          $   --
     Collateralized term loans.......        63,632          63,632
     Limited-recourse collateralized
      term loans.....................        31,112          31,112
     Notes payable...................        15,356          15,356
     Capital lease obligations.......        36,275          36,275
     9 3/8% Senior Notes due 2007....       325,000         325,000
     6 1/4% Convertible Subordinated
      Debentures Due 2006............        52,500          52,500
     Zero Coupon Convertible
      Subordinated Debentures Due
      2018...........................       --              200,000
                                       ------------    ------------
          Total long-term debt and
              capital lease
              obligations............  $    523,875     $   723,875
                                       ------------    ------------
SHAREHOLDERS' EQUITY
     Preferred Stock, no par value,
      5,000,000 shares authorized; no
      shares issued or outstanding...       --              --
     Common Stock, no par value,
      100,000,000 shares authorized;
      50,097,120 shares issued and
      50,042,900 shares
      outstanding(1).................             1               1
     Paid-in capital.................       522,946         522,946
     Treasury stock..................          (191)           (191)
     Retained earnings...............       162,401         162,401
                                       ------------    ------------
          Total shareholders'
              equity.................       685,157         685,157
                                       ------------    ------------
          Total capitalization.......  $  1,209,032     $ 1,409,032
                                       ============    ============
------------
(1) Does not include 7,054,679 shares of Common Stock initially issuable upon conversion of the Debentures, 4,285,714 shares of Common Stock issuable upon conversion of the Company's 6 1/4% Convertible Subordinated Debentures or 3,904,871 shares of Common Stock issuable upon exercise of outstanding stock options and warrants.

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial information as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, has been derived from the audited consolidated financial statements of the Company included elsewhere herein. This information should be read in conjunction with such consolidated financial statements and the notes thereto. The selected consolidated financial information as of December 31, 1995, 1994 and 1993, and for each of the years in the two-year period ended December 31, 1994, has been derived from audited consolidated financial statements of the Company that have previously been included in the Company's reports under the Exchange Act that are not incorporated by reference herein or in the accompanying Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                          YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          1993        1994        1995         1996          1997
                                       ----------  ----------  ----------  ------------  ------------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues.............................  $  127,099  $  182,336  $  263,599  $    407,174  $    699,788
Operating costs......................     100,305     139,653     187,203       292,599       458,861
Depreciation and amortization........       6,407       9,550      16,657        29,065        58,661
Selling, general and
  administrative.....................      17,572      25,105      32,418        45,368        73,881
                                       ----------  ----------  ----------  ------------  ------------
Earnings from operations.............       2,815       8,028      27,321        40,142       108,385
Other income (expense) net (1).......         504         106      (4,898)       (9,323)       47,249
                                       ----------  ----------  ----------  ------------  ------------
Earnings before income taxes (1).....       3,319       8,134      22,423        30,819       155,634
Income tax provision (benefit) (2)...      (2,621)      1,920       7,064         8,091        51,639
                                       ----------  ----------  ----------  ------------  ------------
Net earnings (1)(2)..................  $    5,940  $    6,214  $   15,359  $     22,728  $    103,995
                                       ==========  ==========  ==========  ============  ============
Net earnings per share (1)(2)(3)
     Basic...........................  $      .37  $      .30  $      .63  $        .85  $       2.42
                                       ==========  ==========  ==========  ============  ============
     Diluted.........................  $      .36  $      .30  $      .61  $        .77  $       2.16
                                       ==========  ==========  ==========  ============  ============
Weighted average shares
  outstanding (3)
     Basic...........................      16,133      20,418      24,551        26,719        43,036
     Diluted.........................      16,360      20,650      25,128        33,755        49,143
OTHER DATA:
EBITDA (4)...........................  $    9,087  $   17,273  $   44,616  $     71,109  $    161,337
Capital expenditures.................      12,123      59,171      40,636        61,711       268,307
Cash flow from operating
  activities.........................       9,232       8,371      27,169        21,217        60,564
Cash flow used in investing
  activities.........................     (20,693)    (79,482)    (41,513)     (162,071)     (506,053)
Cash flow from (used in) financing
  activities.........................      (1,268)     69,572      17,669       141,869       508,718
Ratio of EBITDA(4) to interest
  expense............................       908.7x       83.4x        7.1x          5.2x          4.7x
Ratio of earnings to fixed charges
  (5)................................         5.8x        6.2x        4.0x          2.7x          4.5x
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working capital......................  $   21,758  $   26,640  $   31,302  $     62,722  $    103,733
Property and equipment, net..........      62,823     139,899     178,488       375,249     1,171,647
Total assets.........................     109,981     205,193     257,605       542,062     1,541,501
Long-term debt, net of current
  portion............................         200      42,096      61,136       106,508       435,100
Long-term lease obligations, net of
  current portion....................      --          --          --           --             36,275
6 1/4% Convertible Subordinated
  Debentures.........................      --          --          --            80,500        52,500
Shareholders' equity.................      69,126     111,385     131,239       201,797       685,157

------------
(1) Other income (expense) net, earnings before income taxes and net earnings for the year ended December 31, 1997 include a pretax gain on the divestiture of the Company's U.S. land-based well servicing business of $83.6 million. The gain was partially offset by nonrecurring charges totaling $4.2 million, net of estimated income taxes, relating principally to the induced conversion of $28.0 million principal amount of the Company's 6 1/4% Convertible Subordinated Debentures. Excluding such nonrecurring items, net earnings for the year ended December 31, 1997 were $54.7 million, or $1.16 per share on a diluted basis.

                                             (NOTES CONTINUED ON FOLLOWING PAGE)

(2) Income tax provision (benefit) and net earnings for the year ended December 31, 1993 include $3.8 million, or $0.23 per share on a diluted basis, cumulative effect of change in accounting for income taxes.

(3) Net earnings per share for the years ended December 31, 1996, 1995, 1994 and 1993 and weighted average shares outstanding as of such dates have been restated to comply with the requirements of Statement of Financial Accounting Standards No. 128, "Earnings per Share."

(4) EBITDA (earnings before interest, taxes, depreciation and amortization) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of liquidity.

(5) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of operating lease rental expense that represents the interest factor).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, included elsewhere herein. The following information contains forward-looking statements. For a discussion of certain limitations inherent in such statements, see "Forward-Looking Statements."

GENERAL

     The Company's operations and future results have been and will be significantly affected by a series of strategic transactions that have transformed the Company from the second largest provider of land-based workover and related well services in the United States into a diversified drilling contractor operating both offshore and onshore in international markets and offshore in the U.S. Gulf of Mexico. With the sale of its domestic land-based well servicing operations in February 1997, the Company has ceased to provide rig services onshore in the United States. As a result of its recent acquisition activity, the Company expects to continue to experience revenue growth.

     International drilling and well servicing activity is affected by fluctuations in oil and gas prices, but historically to a lesser extent than domestic activity. International rig services contracts are typically for terms of one year or more, while domestic contracts are typically for one well or multiple wells. Accordingly, international rig services activities generally are not as sensitive to short-term changes in oil and gas prices as domestic operations.

     Since 1993, the Company has entered into a number of transactions that have significantly expanded its international and domestic offshore operations, including the following:

         o During 1993 and 1994, the Company made entry-level acquisitions in Argentina, Venezuela and the Gulf of Mexico.

         o In January 1995, the Company commenced operating two barge rigs on Lake Maracaibo, Venezuela. The barge rigs were constructed during 1994 pursuant to ten-year operating contracts entered into with Petroleos de Venezuela, S.A. ("PDVSA"), the Venezuelan national oil company.

         o In April 1996, the Company acquired Quitral-Co S.A.I.C. ("Quitral-Co") from Perez Companc S.A. and other shareholders.
             The 23 land-based drilling and 57 land-based workover rigs in Argentina and seven land-based drilling and 23 land-based workover rigs in Venezuela operated by Quitral-Co were combined with the Company's existing land-based operations in those countries. The Company has further expanded international operations by deploying more than 40 rigs from its former U.S. land-based fleet to Argentina and Venezuela, and by acquiring four rigs from an Argentine competitor.

         o In October 1996, the Company expanded its Colombian operations to 20 rigs through the acquisition of Ingeser de Colombia, S.A. ("Ingeser"), which operated seven land-based drilling rigs and six land-based workover rigs in Colombia.

         o In November 1996, the Company added three land-based drilling rigs and support assets to its operations in Argentina through the acquisition of the assets of another contractor.

         o In February 1997, the Company completed the divestiture of its domestic land-based well servicing operations, which included 407 workover rigs operating in Texas, California, New Mexico and Louisiana.

         o In March 1997, the Company completed the Forasol acquisition, adding two semisubmersible rigs, three jackup rigs, seven tender-assisted rigs, four barge rigs and 29 land-based rigs operating in various locations in South America, Africa, the Middle East and Southeast Asia.

         o In May 1997, the Company purchased 13 mat-supported jackup drilling rigs, 11 of which are currently operating in the Gulf of Mexico, one of which is currently operating in West Africa and one of which is being mobilized to Malaysia.

         o In April 1997, the Company purchased a tender-assisted rig, which has been upgraded and deployed to Southeast Asia. In October 1997, the Company purchased an independent-leg, cantilevered jackup rig capable of operating in water depths of up to 300 feet, which is currently under contract in Southeast Asia.

RESULTS OF OPERATIONS

     The following table sets forth selected consolidated financial information of the Company by operating segment for the periods indicated:

                                                             YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------------------------
                                               1995                   1996                   1997
                                       ---------------------  ---------------------  ---------------------
                                                             (DOLLARS IN THOUSANDS)
REVENUES:
     United States land..............  $  113,115       42.9% $  117,142       28.8% $   16,485        2.4%
     United States offshore..........      49,595       18.8      57,450       14.1     135,281       19.3
     International land..............     100,889       38.3     218,562       53.7     385,590       55.1
     International offshore..........      --         --          14,020        3.4     162,432       23.2
                                       ----------  ---------  ----------  ---------  ----------  ---------
          Total revenues.............  $  263,599      100.0% $  407,174      100.0% $  699,788      100.0%
                                       ==========  =========  ==========  =========  ==========  =========
EARNINGS FROM OPERATIONS:
     United States land..............  $    7,906       28.9% $    7,808       19.5% $      519         .5%
     United States offshore..........       6,785       24.9       6,983       17.4      40,965       37.8
     International land..............      12,630       46.2      23,372       58.2      42,500       39.2
     International offshore..........      --         --           1,979        4.9      24,401       22.5
                                       ----------  ---------  ----------  ---------  ----------  ---------
          Total earnings from
             operations..............  $   27,321      100.0% $   40,142      100.0% $  108,385      100.0%
                                       ==========  =========  ==========  =========  ==========  =========

  1997 COMPARED WITH 1996

     REVENUES. Revenues for 1997 increased $292.6 million, or 72%, as compared to 1996. This increase was due primarily to the expansion of the Company's Gulf of Mexico and international operations as follows: (i) $201.3 million was related to the operations acquired in the Forasol acquisition in March 1997,
(ii) $70.2 million was related to the operations of the mat-supported jackup rigs acquired in May 1997 and (iii) $50.0 million was related to the incremental full-year effect of the operations acquired in the April 1996 acquisition of Quitral-Co. The remaining increase in revenue was due to the net addition of five land-based drilling rigs and two barge rigs in South America combined with increased contract drilling dayrates from ongoing operations. This increase was partially offset by a reduction of $100.0 million in revenue related to the divestiture of the Company's domestic land-based well servicing operations.

     OPERATING COSTS. Operating costs for 1997 increased $166.3 million, or 57%, as compared to 1996. This increase was due primarily to the acquisitions and asset purchases discussed above as follows: (i) $130.4 million was related to the operations acquired in the Forasol acquisition in March 1997, (ii) $30.1 million was related to the operations of the mat-supported jackup rigs acquired in May 1997 and (iii) $20.0 million was related to the incremental full-year effect of the operations acquired in the April 1996 acquisition of Quitral-Co. The remaining increase in operating costs was due to the net addition of four land-based drilling rigs and two barge rigs in South America combined with increased labor costs from ongoing operations in Venezuela. This increase in operating costs was partially offset by a reduction of $90.0 million related to the divestiture of the Company's domestic land-based well servicing operations.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 1997 increased $29.6 million, or 102%, compared to 1996, primarily as a result of the acquisitions of Forasol, Quitral-Co and the mat-supported jackup rigs, and depreciation of new, refurbished and upgraded rigs placed in service during the year, which increase was partially offset by the sale of the Company's domestic land-based well servicing operations.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs in 1997 increased approximately $28.5 million, or 63%, as compared to 1996, primarily as a result of the acquisitions of Forasol, Quitral-Co and the mat-supported jackup rigs, which increase was partially offset by the sale of the Company's domestic land-based well servicing operations. As a percentage of revenues, total selling, general and administrative costs decreased from 11.1% for 1996 to 10.5% for 1997.

     OTHER INCOME (EXPENSE). Other income (expense) resulted in income of $47.2 million in 1997 as compared to expense of $9.3 million in 1996. Other income and expense included interest income, interest expense, net gains or losses from sale of assets, minority interests, foreign exchange gains or losses and other sources. The Company incurred a gain of $83.6 million from the sale of its domestic land-based well servicing operations in February 1997. This gain was partially offset by a charge of approximately $3.7 million relating to the induced conversion of $28.0 million of the Company's 6 1/4% Convertible Subordinated Debentures and other charges. Interest expense for 1997 increased $20.7 million, or 152%, compared to 1996. This increase was due primarily to the issuance of $325.0 million in Senior Notes by the Company in May 1997. During 1997 the Company capitalized approximately $5.7 million in interest expense related to its capital expenditures, as compared to approximately $2.0 million in 1996.

     INCOME TAX PROVISION (BENEFIT). The Company's consolidated effective income tax rate for 1997 was approximately 33%, as compared to approximately 26% for 1996. The increase in the effective tax rate resulted from the effects of
(i) certain non-deductible amounts, primarily $3.7 million of costs related to induced conversion of the Company's 6 1/4% Convertible Subordinated Debentures,
(ii) an estimated effective combined U.S. federal and state income tax rate of 36% on the gain from the sale of the Company's U.S. land-based well servicing operations and (iii) an estimated effective income tax rate of 29% on ongoing operations.

  1996 COMPARED WITH 1995

     REVENUES. Revenues for 1996 increased $143.6 million, or 54%, as compared to 1995. Of this increase, $131.7 million was a result of expansion of the Company's international operations, primarily due to the acquisition of Quitral-Co in April 1996. Revenues from domestic land operations increased $4.0 million, primarily as a result of the inclusion of operating results of X-Pert Enterprises, Inc. ("X-Pert") (the operations of which were sold in February
1997) for 12 months in 1996 as compared to only ten months in 1995. Revenues attributable to domestic offshore operations increased $7.9 million, due primarily to an increased number of the Company's offshore platform rigs working in 1996.

     OPERATING COSTS. Operating costs for 1996 increased $105.4 million, or 56%, as compared to 1995. Of this increase, $94.0 million was a result of expansion of the Company's international operations and $3.0 million was attributable to domestic land-based operations, primarily due to the inclusion of the operating results of X-Pert for the full period, which offset a $2.4 million reduction of workers' compensation expense recorded in the fourth quarter of 1996. Operating costs related to domestic offshore operations increased $7.6 million due to an increased number of offshore platform rigs working, as discussed above, and a related increase in mobilization costs.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 1996 increased $12.4 million, or 74%, as compared to 1995, primarily as a result of the Quitral-Co acquisition and additional expansion of the Company's international and domestic offshore assets.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses for 1996 increased $13.0 million, or 40%, as compared to 1995, primarily due to the inclusion of such costs for Quitral-Co. During 1996, the Company incurred certain nonrecurring expenses in connection with consolidation of acquired operations with its existing operations in Argentina and Venezuela. As a percentage of revenues, total selling, general and administrative costs were 11% for 1996 as compared to 12% for 1995.

     EARNINGS FROM OPERATIONS. Earnings from operations for 1996 increased by $12.8 million, or 47%, as compared to 1995. Of this increase, $12.7 million was attributable to international expansion, including the Quitral-Co acquisition. Domestic offshore utilization also improved, resulting in a $198,000 increase in earnings from operations. Earnings from domestic land operations were essentially unchanged between 1996 and 1995.

     OTHER INCOME (EXPENSE). Other income (expense) for 1996 included net gains from asset sales, foreign exchange transactions and other sources. Other income (expense) for 1995 consisted primarily of miscellaneous gains of $638,000 from asset sales, insurance recoveries, foreign exchange transactions and other sources. Interest income increased to $2.4 million for 1996 from $740,000 for 1995 due to an increase in cash available for investment. Interest expense for 1996 increased by $7.4 million over 1995, as a result of interest accrued on the convertible subordinated debentures and borrowings related to the Quitral-Co acquisition and other additions to property and equipment. During 1996 and 1995, the Company capitalized $1.9 million and $250,000, respectively, of interest expense in connection with construction projects.

     INCOME TAX PROVISION (BENEFIT). The Company's consolidated effective income tax rate for 1996 was approximately 26%, as compared to approximately 32% for 1995. The decrease was attributable to the increase in foreign income, which is taxed at a lower statutory rate, and the reduction in U.S. income, which is taxed at a higher statutory rate. The decrease was also due to recognition in 1996 of $2.2 million of foreign net operating loss carryforwards, including net operating loss carryforwards of acquired businesses. The Company had previously provided a valuation allowance for certain foreign net operating loss carryforwards, due to uncertainties regarding the Company's ability to realize such tax benefits.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had net working capital of $103.7 million and $62.7 million at December 31, 1997 and 1996, respectively. The Company's current ratio was 1.5 and 1.7 at December 31, 1997 and December 31, 1996, respectively.

     In March 1997, the Company entered into a revolving credit facility with a group of banks (as amended and restated in December 1997, the "Credit Facility"), which provides for availability of up to $100.0 million (including $25.0 million for letters of credit). Availability under the Credit Facility is limited to a borrowing base based on the value of collateral. The Credit Facility is collateralized by the accounts receivable, inventory and intangibles of the Company and its domestic subsidiaries, two-thirds of the stock of the Company's foreign subsidiaries, the stock of the Company's domestic subsidiaries and certain other assets. The Credit Facility terminates in December 2000. Borrowings under the Credit Facility bear interest at a variable rate based on either the prime rate or LIBOR.

     The Credit Facility limits the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, enter into mergers and consolidations, pay cash dividends on its capital stock, make acquisitions, sell assets or change its business without prior consent of the lenders. Under the Credit Facility, the Company must maintain certain financial ratios, including
(i) funded debt to pro forma EBITDA, (ii) funded debt to capitalization, (iii) adjusted EBITDA to debt service and (iv) minimum tangible net worth. As of March 31, 1998, borrowings totaling $15.0 million were outstanding under the Credit Facility. In order to maintain the availability of the Credit Facility, the Company will be required to obtain waivers from the lenders or amend the Credit Facility prior to (i) issuance of the Debentures offered hereby and (ii) funding of the equipment loans described below for the PRIDE AFRICA. If the Company is unable to obtain such a waiver or amendment on terms it considers acceptable, the Company will seek alternate financing arrangements to replace the Credit Facility.

     In May 1997, the Company issued $325.0 million of 9 3/8% Senior Notes due May 1, 2007 (the "Senior Notes"). Interest on the Senior Notes is payable semiannually on May 1 and November 1 of each year, commencing November 1, 1997. The Senior Notes are not redeemable prior to May 1, 2002, after which they will be redeemable, in whole or in part, at the option of the Company at redemption prices starting at 104.688% and declining to 100% by May 1, 2005. In the event the Company consummates a public equity offering on or prior to May 1, 2000, the Company at its option may use all or a portion of the proceeds from such public equity offering to redeem up to $108.3 million principal amount of the Senior Notes at a redemption price equal to 109.375% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of redemption. The Indenture governing the Senior Notes contains provisions which limit the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, enter into mergers and consolidations, pay cash dividends on its capital stock, make acquisitions, sell assets or change its business.

     In March 1998, the Company contracted to purchase, for approximately $85 million, the AMETHYST 1, a dynamically positioned, self-propelled semisubmersible drilling rig capable of working in water depths of up to 4,000 feet. The rig, which is equipped to provide offshore drilling, deepwater well intervention and maintenance services and pipeline construction services, is currently working offshore Brazil for Petrobras under a charter and service contract that expires in 2001. The Company expects to close the purchase in April 1998 and to finance the cash portion of the purchase price from the proceeds of this offering, with the balance expected to be financed by a note convertible into Common Stock.

     A newly organized, special purpose subsidiary of the Company is participating in joint ventures to construct, own and operate six Amethyst-class dynamically positioned semisubmersible drilling rigs. The rigs, which will be larger, enhanced versions of the AMETHYST 1, will be operated under charter and service contracts with Petrobras having initial terms of six to eight years. The total estimated cost to construct, equip and mobilize the six rigs is approximately $1 billion, approximately 90% of which is expected to be provided from the proceeds of project finance obligations of the ventures without recourse to the joint venture participants. Delivery of the rigs is expected during late 1999 and 2000. The Company estimates that its total equity investment in the project will be approximately $30 million, which will represent a 30% ownership interest.

     A subsidiary of the Company has entered into a joint venture to construct, own and operate the PRIDE AFRICA, an ultra-deepwater drillship currently under construction in South Korea. The PRIDE AFRICA, which will be capable of operating in water depths of up to 10,000 feet, is contracted to work for Elf Angola for five years. It is anticipated that the PRIDE AFRICA will commence operations in mid-1999. The joint venture has entered into a financing arrangement with a group of banks providing that approximately $198 million of the estimated construction cost of $235 million will be financed by loans that are, upon delivery of the drillship, without recourse to the joint venture participants. The Company estimates that its total equity investment in the project will be approximately $16 million, which will represent a 51% ownership interest.

     The Company has obtained a commitment from a group of banks to provide up to $110.0 million in loans to finance the acquisition of certain equipment to be installed on the PRIDE AFRICA. The loans will be secured by such equipment and will bear interest at a rate of LIBOR plus 1.25% per annum. The Company has agreed to sell such equipment to the joint venture formed to construct, own and operate the rig on or before the date Elf Angola accepts delivery of the rig under the charter, which is anticipated to be mid-1999, and expects to repay such loan from such sales proceeds. The joint venture intends to draw on its financing arrangement described above to finance its payment to the Company.

     The Company has entered into a letter of intent with Elf Angola for a second ultra-deepwater drillship to operate offshore Angola under a three-year contract with two one-year options. The drillship, which tentatively would be named the PRIDE EUROPE and would be substantially similar in design to the PRIDE AFRICA, also is expected to be built in South Korea and to cost approximately $235 million. The Company expects to enter into a joint venture similar to the PRIDE AFRICA joint venture to construct, own and operate the PRIDE EUROPE and also to arrange similar non-recourse financing. The Company estimates that its total equity investment in the project will be approximately $16 million, which will represent a 51% ownership interest.

     The offering of the Debentures is being made under a "shelf" registration statement under the Securities Act pursuant to which the Company may issue up to $500.0 million of securities consisting of any combination of debt securities, Common Stock and preferred stock of the Company. Management believes that the cash generated from the Company's operations, together with the net proceeds from this offering and borrowings under the Credit Facility, will be adequate to fund the rig acquisitions and equity investments discussed above and the Company's normal ongoing capital expenditure, working capital and debt service requirements.

     The Company is active in reviewing possible expansion and acquisition opportunities relating to all of its business segments. While the Company has no definitive agreements to acquire additional equipment other than that discussed above, suitable opportunities may arise in the future. The timing, size or success of any acquisition effort and the associated potential capital commitments are unpredictable. From time to time, the Company has one or more bids outstanding for contracts that could require significant capital expenditures and mobilization costs. The Company expects to fund acquisitions and project opportunities primarily through a combination of working capital, cash flow from operations and full or limited recourse debt or equity financing.

ACCOUNTING MATTERS

     The Company will adopt Statement of Financial Accounting Standards ("FAS") No. 132 "Employers' Disclosures about Pensions and Other
Postretirement Benefits," FAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" and FAS No. 130 "Reporting Comprehensive Income" for the year ended December 31, 1998. The Company does not anticipate that the adoption of these disclosure standards will have a material impact on its consolidated financial statements.

YEAR 2000 MATTERS

     Year 2000 issues result from the inability of computer programs or computerized equipment to accurately calculate, store or use a date subsequent to December 31, 1999. The erroneous date can be interpreted in a number of different ways; typically, the year 2000 is represented as the year 1900. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business. The Company is in the process of implementing new financial reporting, operational reporting and computer systems. The first phase of implementation was completed in February 1998. The remaining phases are scheduled for implementation and completion within the next two years. In addition, the Company is assessing the use of less critical software systems and various types of equipment. The Company is using both internal and external resources to complete tasks and perform testing necessary to address year 2000 issues. The Company believes that the potential impact, if any, of these systems not being year 2000 compliant will at most require employees to manually complete otherwise automated tasks or calculations and that it should not affect the Company's ability to continue its operating activities.

     The Company has initiated formal communication with its significant suppliers, business partners and customers to determine the extent to which the Company is vulnerable to those third parties' failure to correct their own year 2000 issues. There can be no assurances that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

                                    BUSINESS

     Pride is a leading international provider of contract drilling and related services, operating both offshore and on land. In recent years, the Company has focused its growth strategy on the higher margin offshore and international drilling markets. Offshore and international markets generally have greater profit potential than domestic land-based markets, primarily as a result of less competition, higher utilization rates and stronger demand resulting from a general trend by oil and gas companies to shift expenditures to exploration and development activities abroad and in the Gulf of Mexico. For these reasons, the Company has actively sought to diversify beyond its former domestic land-based operations, which prior to mid-1993 accounted for substantially all of the Company's revenues and earnings. Since 1993, the Company has completed acquisitions adding more than 250 rigs to its offshore and international fleet and divested its U.S. land-based well servicing operations. The Company has further expanded its international operations by deploying more than 40 underutilized rigs from its former U.S. land-based fleet to Argentina and Venezuela.

     During 1997, the Company realigned its operations to concentrate on more profitable offshore and international drilling markets through the following strategic transactions:

         o DIVESTITURE OF U.S. LAND-BASED OPERATIONS. In February 1997, the Company completed the divestiture of its domestic land-based well servicing operations, which included 407 workover rigs operating in Texas, California, New Mexico and Louisiana, for approximately $136 million in cash. The Company retained 14 of its larger land-based rigs for redeployment to international markets, ten of which have since been redeployed to South America. The divested operations generated the Company's lowest operating margins.

         o FORASOL ACQUISITION. In March 1997, the Company acquired Forasol for approximately $113 million in cash and 11.1 million shares of Common Stock. The transaction provided entry into new international markets while contributing additional capacity in the Company's existing South American markets, as well as a deepwater asset base and expertise. Forasol provides drilling, workover and engineering services in more than 15 countries, including substantial operations in South America, Africa, the Middle East and Southeast Asia.

         o PURCHASE OF JACKUP RIGS. In May 1997, the Company purchased 13 mat-supported jackup rigs for approximately $269 million. The purchase of these rigs positioned the Company as the second largest operator in the Gulf of Mexico of mat-supported jackup rigs capable of operating in water depths of 200 feet or greater.

         o PURCHASE OF ADDITIONAL OFFSHORE ASSETS. In April 1997, the Company purchased a tender-assisted rig, which has been upgraded for a total project cost of approximately $30 million and deployed to Southeast Asia. In October 1997, the Company purchased an independent-leg, cantilevered jackup rig for approximately $35 million. The jackup rig, capable of operating in water depths of up to 300 feet, is currently under contract in Southeast Asia.

     Currently, the Company operates a global fleet of 295 rigs, including two semisubmersible rigs, 17 jackup rigs, nine tender-assisted rigs, seven barge rigs, 23 offshore platform rigs, 78 land-based drilling rigs and 159 land-based workover rigs. The significant diversity of the Company's rig fleet enables the Company to provide a broad range of services and to take advantage of market upturns while reducing its exposure to sharp downturns in any particular market sector or geographic region.

     Most recently, the Company has focused on increasing the size of its fleet capable of drilling in deeper waters. The Company is participating in the following offshore rig acquisition and construction projects:

         o AMETHYST 1. In March 1998, the Company contracted to purchase, for approximately $85 million, the AMETHYST 1, a dynamically positioned, self-propelled semisubmersible drilling rig capable of working in water depths of up to 4,000 feet. The rig, which is equipped to provide offshore drilling, deepwater well intervention and maintenance services and pipeline construction services, is currently working offshore Brazil for Petrobras under a charter and service contract that expires in 2001. The Company expects to close the purchase in April 1998. See "Use of Proceeds."

         o AMETHYST JOINT VENTURES. A newly organized, special purpose subsidiary of the Company is participating in joint ventures to construct, own and operate six Amethyst-class dynamically positioned semisubmersible drilling rigs. The rigs, which will be larger, enhanced versions of the AMETHYST 1, will be operated under charter and service contracts with Petrobras having initial terms of six to eight years. The total estimated cost to construct, equip and mobilize the six rigs is approximately $1 billion, approximately 90% of which is expected to be provided from the proceeds of project finance obligations of the ventures without recourse to the joint venture participants. Delivery of the rigs is expected during late 1999 and 2000. The Company estimates that its total equity investment in the project will be approximately $30 million, which will represent a 30% ownership interest.

         o PRIDE AFRICA JOINT VENTURE. A subsidiary of the Company has entered into a joint venture to construct, own and operate the PRIDE AFRICA, an ultra-deepwater drillship currently under construction in South Korea. The PRIDE AFRICA, which will be capable of operating in water depths of up to 10,000 feet, is contracted to work for Elf Exploration Angola ("Elf Angola") for five years. It is anticipated that the PRIDE AFRICA will commence operations in mid-1999. The joint venture has entered into a financing arrangement with a group of banks providing that approximately $198 million of the estimated construction cost of $235 million will be financed by loans that are, upon delivery of the drillship, without recourse to the joint venture participants. The Company estimates that its total equity investment in the project will be approximately $16 million, which will represent a 51% ownership interest. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

         o PRIDE EUROPE DRILLSHIP. The Company has entered into a letter of intent with Elf Angola for a second ultra-deepwater drillship to operate offshore Angola under a three-year contract with two one-year options. The drillship, which tentatively would be named the PRIDE EUROPE and would be substantially similar in design to the PRIDE AFRICA, is also expected to be built in South Korea and to cost approximately $235 million. The Company expects to enter into a joint venture similar to the PRIDE AFRICA joint venture to construct, own and operate the PRIDE EUROPE and also to arrange similar non-recourse financing. The Company estimates that its total equity investment in the project will be approximately $16 million, which will represent a 51% ownership interest.

         o NAVIS JOINT VENTURE. In March 1998, the Company entered into an agreement with a Norwegian company pursuant to which they will jointly market the drillship NAVIS EXPLORER, an ultra-deepwater dynamically positioned drillship currently under construction in South Korea. If the joint venture is successful in obtaining a suitable long-term contract, the Company may acquire up to a 51% ownership interest in the vessel.

     The Company intends to continue to pursue expansion of its offshore and international drilling operations through acquisitions, rig upgrades and redeployment of assets to active geographic regions, as well as through participation in strategic new projects such as those described above.

OPERATIONS

  SOUTH AMERICA

     Through a series of acquisitions and the deployment of underutilized assets, the Company has significantly expanded its South American operations and now operates one semisubmersible rig, three jackup rigs, two tender-assisted rigs, six floating barge rigs and 215 land-based rigs in the region.

     BRAZIL. In September 1997, the Company's semisubmersible rig NYMPHEA began drilling offshore Brazil for Petrobras. The rig is working under a four-year contract with two one-year renewal options. In addition, a newly organized, special purpose subsidiary of the Company is participating in joint ventures to construct, own and operate six Amethyst-class dynamically positioned semisubmersible drilling rigs. The rigs are to be operated offshore Brazil under charter and service contracts with Petrobras with initial terms of six to eight years, with delivery of the rigs expected during late 1999 and 2000. The Company's interest in the project will be approximately 30%. In March 1998, the Company contracted to purchase the semisubmersible drilling rig AMETHYST 1. The rig is currently working offshore Brazil for Petrobras under a charter and service contract that expires in 2001.

     VENEZUELA. The Company's offshore fleet in Venezuela includes three jackup rigs, two tender-assisted rigs and six barge rigs operating on Lake Maracaibo. Two of the jackup rigs that the Company operates under contracts expiring in 1999 are owned by PDVSA. The other jackup rig is owned by the Company and operates under a contract expiring in December 2000. In 1995, the Company placed two floating barge rigs into service on Lake Maracaibo that are working under ten-year contracts with PDVSA. The Company also operates four other floating barge rigs and two tender-assisted rigs under management contracts with PDVSA.

     The Company's land-based fleet in Venezuela currently consists of 47 rigs, of which 14 are drilling rigs and 33 are workover rigs. In recent years, PDVSA has entered into numerous exploitation agreements with international oil companies to reactivate and develop selected oilfields. Development of these fields is providing additional demand for the Company's rig services in Venezuela.

     ARGENTINA. In Argentina, the Company currently operates 148 land-based rigs, which the Company believes represent more than 50% of the land-based rigs in the Argentine market. Of these rigs, 38 are drilling rigs and 110 are workover rigs. The Argentine oil and gas production market has experienced improved conditions in recent years as a result of general economic reform, sales of certain state-owned fields to private operators and the privatization of the state-owned oil company, the predecessor of YPF Sociedad Anonima. These improved conditions have resulted in additional demand for rig services. Argentine rig operations are generally conducted in remote regions of the country and require substantial fixed infrastructure and operating support costs. The Company believes that its established infrastructure and scale of operations provide it with a competitive advantage in this market.

     COLOMBIA. The Company currently operates 14 land-based drilling rigs and six land-based workover rigs in Colombia. The Colombian government has recently enacted policies to encourage oil and gas exploration and production activities and awarded additional properties for development to major international oil operators under production sharing contracts. The Company believes it is well positioned to capitalize on these opportunities in Colombia.

     BOLIVIA. The Company has recently agreed to mobilize seven land-based rigs from Argentina to Bolivia to work under contracts with two customers. Demand for rig services has increased in Bolivia as a result of the privatization of components of the Bolivian national oil company, as well as significant sales of exploration blocks to private-sector operators. Exploration activity for natural gas in Bolivia is currently increasing as a result of the ongoing construction of a major gas pipeline from Bolivia to markets in Brazil.

  GULF OF MEXICO

     In May 1997, the Company acquired 13 mat-supported jackup rigs, 11 of which are currently located in the Gulf of Mexico. The remaining two rigs are located in West Africa and Southeast Asia. This acquisition positioned the Company as the second largest operator in the Gulf of Mexico of mat-supported jackup rigs capable of operating in water depths of 200 feet or greater.

     The Company also operates a fleet of 23 offshore modular platform rigs in the Gulf of Mexico. In recent years, the Company has made substantial capital improvements in this fleet and believes its fleet is one of the most technologically advanced fleets in the industry, which the Company believes has led to higher dayrates and increased utilization of these rigs.

  OTHER INTERNATIONAL

     OFFSHORE. The Company's semisubmersible rig SOUTH SEAS DRILLER, which was recently upgraded, is currently operating offshore South Africa under contracts extending through early 2000. The Company also operates four tender-assisted rigs in Africa and the Middle East. The BARRACUDA is currently contracted through November 1998, with a six-month option. Through a joint venture, the Company owns a 12.5% interest in the self-erecting tender-assisted rig AL BARAKA
I. In addition to its ownership interest, the Company also manages the rig, which is contracted through November 1998, with a six-month option. The ALLIGATOR is presently being upgraded at a shipyard in South Africa. The rig is expected to commence operations in Cabinda in May 1998. The CORMORANT is currently under contract through mid-1998.

     In Nigeria, the Company operates one swamp barge rig, the BINTANG KALIMANTAN, as well as a shallow-water jackup rig, the PRIDE UTAH. The BINTANG KALIMANTAN is currently contracted through April 1999, with a 12-month option. The PRIDE UTAH is contracted through March 2000. In Southeast Asia, the Company operates two jackup rigs and two tender-assisted rigs.

     LAND-BASED. The Company currently operates six land-based rigs in North Africa, three in the Middle East and two in Pakistan.

RIG FLEET

  OFFSHORE RIGS

     The following table sets forth, as of April 1, 1998, certain information concerning the Company's offshore rig fleet:

                                                     OFFSHORE RIGS

                                                                BUILT/        WATER      DRILLING
                                                                UPGRADED OR   DEPTH      DEPTH
                                                                EXPECTED      RATING     RATING
         RIG NAME                      RIG TYPE/DESIGN          COMPLETION    (FEET)     (FEET)       LOCATION          STATUS
------------------------------   ----------------------------  ------------   -------   ---------  ---------------  --------------
DRILLSHIP -- 2
  Pride Africa(1)                        Gusto 10,000             1999        10,000      30,000        Korea          Shipyard
  Pride Europe(1)                        Gusto 10,000             1999        10,000      30,000        Korea          Shipyard
SEMISUBMERSIBLE RIGS -- 8
  Nymphea                               F&G Pacesetter            1987         1,500      25,000       Brazil          Working
  South Seas Driller                       Aker H-3             1977/1997      1,000      20,000    South Africa       Working
  Amethyst 2(2)                         Amethyst Class            1999         5,000      25,000         TBD           Shipyard
  Amethyst 3(2)                         Amethyst Class            1999         5,000      25,000         TBD           Shipyard
  Amethyst 4(2)                         Amethyst Class            2000         5,000      25,000         TBD           Shipyard
  Amethyst 5(2)                         Amethyst Class            2000         5,000      25,000         TBD           Shipyard
  Amethyst 6(2)                         Amethyst Class            2000         5,000      25,000         TBD           Shipyard
  Amethyst 7(2)                         Amethyst Class            2000         5,000      25,000         TBD           Shipyard
JACKUP RIGS -- 17
  Pride Pennsylvania              Independent leg cantilever    1973/1998        300      20,000      Indonesia        Working
  Ile du Levant                   Independent leg cantilever      1991           270      20,000      Venezuela        Working
  GP-19(3)                        Independent leg cantilever      1987           150      20,000      Venezuela        Working
  GP-20(3)                        Independent leg cantilever      1987           200      20,000      Venezuela        Working
  Pride Alabama                    Mat-supported cantilever       1982           200      25,000   Gulf of Mexico      Working
  Pride Alaska                     Mat-supported cantilever       1982           250      25,000   Gulf of Mexico      Working
  Pride Arkansas                   Mat-supported cantilever       1982           200      25,000   Gulf of Mexico      Working
  Pride Colorado                   Mat-supported cantilever       1982           200      25,000   Gulf of Mexico      Working
  Pride Kansas                     Mat-supported cantilever       1998           250      25,000   Gulf of Mexico      Shipyard
  Pride Mississippi                Mat-supported cantilever       1990           200      25,000   Gulf of Mexico      Working
  Pride New Mexico                 Mat-supported cantilever       1982           200      25,000   Gulf of Mexico      Working
  Pride Texas                      Mat-supported cantilever       1998           300      20,000   Gulf of Mexico      Shipyard
  Pride California                    Mat-supported slot          1997           250      20,000      Malaysia         Working
  Pride Louisiana                     Mat-supported slot          1981           250      25,000   Gulf of Mexico      Working
  Pride Oklahoma                      Mat-supported slot          1996           250      20,000   Gulf of Mexico      Working
  Pride Wyoming                       Mat-supported slot          1976           250      25,000   Gulf of Mexico      Working
  Pride Utah                          Mat-supported slot        1990/1998         45      20,000       Nigeria         Working
TENDER-ASSISTED RIGS -- 9
  Alligator                          Self-erecting barge        1992/1998        330      20,000    South Africa    Refurbishment
  Barracuda                          Self-erecting barge          1992           330      20,000     Middle East       Working
  Al Baraka I(4)                     Self-erecting barge          1994           650      20,000     Middle East       Working
  Ile de Sein                        Self-erecting barge        1990/1997        450      16,000      Malaysia         Working
  Piranha                            Self-erecting barge        1978/1998        600      20,000       Brunei          Working
  Cormorant                             Converted ship            1991           300      16,400       Angola          Working
  Ile de la Martinique                  Converted ship            1985           400      16,000         UAE         Cold Stacked
  GP-14(3)                               Tender barge             1985           150      20,000      Venezuela        Working
  GP-18(3)                               Tender barge             1985           150      20,000      Venezuela        Working
BARGE RIGS -- 7
  Pride I                            Floating cantilever          1995           150      20,000      Venezuela        Working
  Pride II                           Floating cantilever          1995           150      20,000      Venezuela        Working
  GP-10(3)                           Floating cantilever          1967           120      15,000      Venezuela        Working
  GP-23(3)                           Floating cantilever          1992           150      20,000      Venezuela        Working
  GP-24(3)                           Floating cantilever          1992           150      20,000      Venezuela        Working
  Galileo II(3)                      Floating cantilever        1992/1997        150      20,000      Venezuela        Working
  Bintang Kalimantan                  Posted swamp barge          1995           N/A      16,000       Nigeria         Working

                                                  (TABLE CONTINUED ON NEXT PAGE)

                                                            BUILT/        WATER       DRILLING
                                                            UPGRADED OR   DEPTH       DEPTH
                                                            EXPECTED      RATING      RATING
        RIG NAME                    RIG TYPE/DESIGN         COMPLETION    (FEET)      (FEET)         LOCATION          STATUS
---------------------------   ---------------------------- ------------   -------    ---------    ---------------  --------------
PLATFORM RIGS -- 23
  Rig 1501E                         Heavy electrical          1996           N/A       25,000     Gulf of Mexico      Working
  Rig 1502E                         Heavy electrical          1998           N/A       25,000     Gulf of Mexico      Working
  Rig 1002E                         Heavy electrical          1996           N/A       20,000     Gulf of Mexico      Working
  Rig 1003E                         Heavy electrical          1996           N/A       20,000     Gulf of Mexico      Working
  Rig 1004E                         Heavy electrical          1997           N/A       20,000     Gulf of Mexico      Working
  Rig 1005E                         Heavy electrical          1998           N/A       20,000     Gulf of Mexico      Working
  Rig 750E                          Heavy electrical          1992           N/A       16,500     Gulf of Mexico      Working
  Rig 751E                          Heavy electrical          1995           N/A       16,500     Gulf of Mexico      Working
  Rig 650E                      Intermediate electrical       1994           N/A       15,000     Gulf of Mexico      Working
  Rig 651E                      Intermediate electrical       1995           N/A       15,000     Gulf of Mexico      Working
  Rig 653E                      Intermediate electrical       1995           N/A       15,000     Gulf of Mexico      Working
  Rig 951                           Heavy mechanical          1995           N/A       18,000     Gulf of Mexico      Working
  Rig 952                           Heavy mechanical          1995           N/A       18,000     Gulf of Mexico      Working
  Rig 30                        Intermediate mechanical       1986           N/A       15,000     Gulf of Mexico      Stacked
  Rig 100                       Intermediate mechanical       1990           N/A       15,000     Gulf of Mexico     Available
  Rig 110                       Intermediate mechanical       1990           N/A       15,000     Gulf of Mexico      Stacked
  Rig 130                       Intermediate mechanical       1991           N/A       15,000     Gulf of Mexico      Working
  Rig 170                       Intermediate mechanical       1991           N/A       15,000     Gulf of Mexico      Stacked
  Rig 200                       Intermediate mechanical       1993           N/A       15,000     Gulf of Mexico     Available
  Rig 210                       Intermediate mechanical       1996           N/A       15,000     Gulf of Mexico      Working
  Rig 220                       Intermediate mechanical       1995           N/A       15,000     Gulf of Mexico      Working
  Rig 14                            Light mechanical          1994           N/A       10,000     Gulf of Mexico      Working
  Rig 15                            Light mechanical          1994           N/A       10,000     Gulf of Mexico      Stacked

------------
(1) Currently under construction. See "Business -- General -- PRIDE AFRICA Joint Venture" and "PRIDE EUROPE Drillship."

(2) To be constructed pursuant to arrangements with Petrobras. The Company is currently negotiating shipyard contracts for the construction of these rigs. See "Business -- General -- Amethyst Joint Ventures."

(3) Operated but not owned by the Company.

(4) Owned by a joint venture in which the Company has a 12.5% interest.

     DRILLSHIPS. The PRIDE AFRICA and the PRIDE EUROPE, which are currently under construction, are ultra-deepwater self-propelled drillships that will be positioned over a drill site through the use of a computer-controlled thruster (dynamic positioning) system. Drillships normally require water depths of at least 200 feet to conduct operations. Drillships are suitable for deepwater drilling in moderate weather environments and in remote locations because of their mobility and large load-carrying capacity.

     SEMISUBMERSIBLE RIGS. The Company's semisubmersible rigs are floating platforms that, by means of a water ballasting system, can be submerged to a predetermined depth so that a substantial portion of the lower hulls, or pontoons, is below the water surface during drilling operations. The rig is semisubmerged, remaining afloat in a position where the lower hull is about 60 to 80 feet below the water line and the upper deck protrudes well above the surface. This type of rig maintains its position over the well through the use of an anchoring system or computer-controlled thruster system.

     JACKUP RIGS. The jackup rigs currently operated by the Company are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean or lake floor until a foundation is established to support the drilling platform. The rig legs may have a lower hull or mat attached to the bottom to provide a more stable foundation in soft bottom areas. Independent leg rigs are better suited for harsher or uneven seabed conditions. Jackup rigs are generally subject to a maximum water depth of approximately 350 to 400 feet, while some jackup rigs may drill in water depths as shallow as ten feet. The water depth limit of a particular rig is determined by the length of its legs and the operating environment. Moving a rig from one drill site to another involves lowering the hull into the water until it is afloat and then jacking up its legs with the hull floating on the surface of the water. The hull is then towed to the new drilling site.

A cantilever jackup has a feature that allows the drilling platform to be extended out from the hull, allowing it to perform drilling or workover operations over a pre-existing platform or structure. Certain cantilever jackup rigs have "skid-off" capability, which allows the derrick equipment to be skidded onto an adjacent platform, thereby increasing the operational capacity of the rig. Slot-type jackup rigs are configured for drilling operations to take place through a slot in the hull. Slot-type rigs are usually used for exploratory drilling because their configuration makes them difficult to position over existing platforms or structures.

     TENDER-ASSISTED RIGS. The Company's tender-assisted rigs are generally non-self-propelled barges moored alongside a platform and containing crew quarters, mud pits, mud pumps and power generation systems. The only equipment transferred to the platform for drilling or workover operations is the derrick equipment set consisting of the substructure, drillfloor, derrick and drawworks. As a result, tender-assisted rigs are less hazardous and allow smaller, less costly platforms to be used for development projects. Self-erecting tenders carry their own derrick equipment set and have a crane capable of erecting the derrick on the platform, thereby eliminating the cost associated with a separate derrick barge and related equipment.

     BARGE RIGS. The Company operates barge rigs on Lake Maracaibo, Venezuela that have been designed to work in a floating mode with a cantilever feature and a mooring system that enables the rig to operate in waters up to 150 feet deep. In Nigeria, the Company operates a posted swampbarge rig. The rig is held on location by legs or posts that are jacked down into the sea floor before commencement of work.

     PLATFORM RIGS. The Company's platform rigs in the Gulf of Mexico consist of well servicing equipment and machinery arranged in modular packages that are transported to and assembled and installed on fixed offshore platforms owned by the customer. Fixed offshore platforms are steel, tower-like structures that stand on the ocean floor, with the top portion, or platform, above the water level, providing the foundation upon which the platform rig is placed. Platform rigs often provide drilling and horizontal reentry services using portable top drives, enhanced pumps and solids control equipment for drilling fluids, as well as workover services.

  LAND-BASED RIGS

     The following table sets forth, as of March 1, 1998, certain information concerning the Company's land-based rig fleet:

                                LAND-BASED RIGS

                                        TOTAL     DRILLING     WORKOVER
                                        -----     ---------    ---------
COUNTRY
SOUTH AMERICA -- 215
     Argentina*......................    148          38           110
     Venezuela.......................     47          14            33
     Colombia........................     20          14             6
AFRICA/MIDDLE EAST -- 9
     Algeria.........................      4           4            --
     Libya...........................      2           1             1
     Oman............................      2           2            --
     Bahrain.........................      1           1            --
OTHER -- 13                               13           4             9
                                        -----         --           ---
          Total Land-Based Rigs......    237          78           159
                                        =====         ==           ===
------------
* Includes seven rigs to be deployed to Bolivia.

     A land-based drilling rig consists of engines, drawworks, a mast, substructure, pumps to circulate the drilling fluid, blowout preventers, drill string and related equipment. The engines power a rotary table that turns the drill string, causing the drill bit to bore through the subsurface rock layers. Rock cuttings are carried to the surface by the circulating drilling fluid. The intended well depth and the drilling site conditions are the principal factors that determine the size and type of rig most suitable for a particular drilling job.

     A land-based well servicing rig consists of a mobile carrier, engine, drawworks and derrick. The primary function of a well servicing rig is to act as a hoist so that pipe, rods and down-hole equipment can be run into and out of a well. All of the Company's well servicing rigs can be readily moved between well sites and between geographic areas of operations.

SERVICES PROVIDED

  DRILLING SERVICES

     The Company provides contract drilling services to oil and gas exploration and production companies through the use of mobile offshore and land-based drilling rigs. Generally, land-based rigs and offshore platform rigs operate with crews of six to 17 persons while semisubmersible rigs, jackup rigs, tender-assisted rigs and barge rigs operate with crews of 15 to 25 persons. The Company provides the rig and drilling crew and is responsible for the payment of operating and maintenance expenses. Mobilization expenses are generally paid by the customer.

  MAINTENANCE AND WORKOVER SERVICES

     Maintenance services are required on producing oil and gas wells to ensure efficient, continuous operation. These services consist of mechanical repairs necessary to maintain production from the well, such as repairing parted sucker rods, replacing defective down-hole pumps in an oil well or replacing defective tubing in a gas well. The Company provides the rigs, equipment and crews for these maintenance services, which are performed on both oil and gas wells but which are more often required on oil wells. Many of the Company's rigs also have pumps and tanks that can be used for circulating fluids into and out of the well. Typically, maintenance jobs are performed on a series of wells in geographic proximity and require little, if any, revenue-generating equipment other than a rig.

     In addition to periodic maintenance, producing oil and gas wells occasionally require major repairs or modifications, called "workovers." Workover services include the opening of new producing zones in an existing well, recompletion of a well in which production has declined, drilling out plugs and packers and the conversion of a producing well to an injection well during enhanced recovery operations. These extensive workover operations are normally performed by a well servicing rig with additional specialized accessory equipment, which may include rotary drilling equipment, mud pumps, mud tanks and blowout preventers, depending upon the particular type of workover operation. Most of the Company's rigs are designed and equipped to handle the more complex workover operations.

  ENGINEERING SERVICES

     The Company believes that its engineering and design expertise has become an important factor in the growth and success of its business. The Company employs a technical staff dedicated to industry research and development and to designing specialized drilling equipment to fulfill specific customer requirements. The engineering staff has designed and managed the fabrication of many rigs in the Company's offshore rig fleet and is actively involved in the Company's newbuild projects. The Company also employs an engineering staff that provides turnkey and project management services, reservoir drainage analysis and well engineering, which enhances the Company's contract drilling services.

COMPETITION

     Competition in the international markets in which the Company operates ranges from large multinational competitors offering a wide range of well servicing and drilling services to smaller, locally owned businesses. The Company believes that it is competitive in terms of pricing, performance, equipment, safety, availability of equipment to meet customer needs and availability of experienced, skilled personnel in those international areas in which it operates. Currently, the Company has strong market positions in South America, the Gulf of Mexico and Africa/Middle East.

     In periods of low rig utilization, drilling contracts are generally awarded on a competitive bid basis and, while an operator may consider quality of service and equipment, intense price competition is the primary factor in determining which contractor, among those with suitable rigs, is awarded a job. Certain of the Company's competitors have greater financial resources than the Company, which may enable them to better withstand periods of low utilization, to compete more effectively on the basis of price, to build new rigs or to acquire existing rigs.

CUSTOMERS

     The Company provides services for large multinational oil and gas companies, government-owned oil and gas companies and independent operators. During 1997, PDVSA accounted for approximately 14% of the Company's consolidated revenues. No other customer accounted for more than 10% of the Company's consolidated revenues.

CONTRACTS

     The Company's drilling contracts are awarded through competitive bidding or on a negotiated basis. The contract terms and rates vary depending on competitive conditions, the geographical area, the geological formation to be drilled, the equipment and services to be supplied, the on-site drilling conditions and the anticipated duration of the work to be performed.

     Oil and gas well drilling contracts are carried out on either a dayrate, footage or turnkey basis. Under dayrate contracts, the Company charges the customer a fixed charge per day regardless of the number of days needed to drill the well. In addition, dayrate contracts usually provide for a reduced dayrate (or lump sum amount) for mobilizing the rig to the well location and for assembling and dismantling the rig. Under dayrate contracts, the Company ordinarily bears no part of the costs arising from down-hole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Most of the Company's contracts are on a dayrate basis. Other contracts provide for payment on a footage basis, whereby the Company is paid a fixed amount for each foot drilled regardless of the time required or the problems encountered in drilling the well. The Company may also enter into turnkey contracts, whereby it agrees to drill a well to a specific depth for a fixed price and to bear some of the well equipment costs. Compared to dayrate contracts, footage and turnkey contracts involve a higher degree of risk to the Company and, accordingly, normally provide greater profit potential. Two of the Company's jackup rigs are currently operating under turnkey contracts.

     In international markets, contracts generally provide for longer terms than contracts in domestic offshore markets. When contracting abroad, the Company is faced with the risks of currency fluctuation and, in certain cases, exchange controls. Typically, the Company limits these risks by obtaining contracts providing for payment in U.S. dollars or freely convertible foreign currency. To the extent possible, the Company seeks to limit its exposure to potentially devaluating currencies by matching its acceptance thereof to its expense requirements in such local currencies. There can be no assurance that the Company will be able to continue to take such actions in the future, thereby exposing the Company to foreign currency fluctuations that could have a material adverse effect upon its results of operations and financial condition. There can be no assurances, however, that the local monetary authorities in the countries in which the Company operates will not implement exchange controls in the future.

SEASONALITY

     In general, the Company's business activities are not significantly affected by seasonal fluctuations. The Company's rigs are located in geographical areas that are not subject to severe weather that would halt operations for prolonged periods.

LEGAL PROCEEDINGS

     The Company is routinely involved in litigation incidental to its business, which often involves claims for significant monetary amounts, some of which would not be covered by insurance. In the opinion of management, none of the existing litigation will have a material adverse effect on the Company's financial position or results of operations.

EMPLOYEES

     The Company currently employs approximately 8,400 employees. Approximately 1,600 of the employees are located in the United States and 6,800 are located abroad. Hourly rig crew members constitute the vast majority of employees. None of the Company's U.S. employees are represented by a collective bargaining unit. Many of the Company's international employees are subject to industry-wide labor contracts within their respective countries. Management believes that the Company's employee relations are good.

                                   MANAGEMENT

     The following table and descriptions set forth information regarding the directors and executive officers of the Company. Directors are elected at the Company's annual meeting of shareholders and serve for five-year terms or until their successors are elected and qualified or until their earlier resignation or removal in accordance with the Company's bylaws. Officers are elected annually by the Board of Directors and serve until their successors are chosen or until their resignation or removal.

                NAME                    AGE*                          POSITION
-------------------------------------   ----   -------------------------------------------------
Ray H. Tolson (1)....................    63    Chairman of the Board and Chief Executive Officer
Paul A. Bragg........................    42    President and Chief Operating Officer
James W. Allen.......................    54    Senior Vice President -- Operations
Gerard Godde.........................    55    Senior Vice President -- Forasol Operations
John O'Leary.........................    42    Vice President -- International Marketing
Steven R. Tolson.....................    40    Vice President -- U.S. Operations -- Offshore
Robert W. Randall....................    55    Vice President -- General Counsel and Secretary
Earl W. McNiel.......................    39    Vice President and Chief Financial Officer
Christian J. Boon Falleur (3)........    51    Director
James B. Clement (1)(2)(3)...........    52    Director
Remi Dorval (2)......................    47    Director and Vice Chairman
Jorge E. Estrada M...................    50    Director
Ralph D. McBride (1)(2)(3)...........    51    Director
Thomas H. Roberts, Jr. (2)...........    73    Director
James T. Sneed (1)(3)................    66    Director

------------
 *   As of March 1, 1998

(1)  Member of Executive Committee
(2)  Member of Audit Committee
(3)  Member of Compensation Committee

     RAY H. TOLSON was elected Chairman of the Board in December 1993. He has served as a director since August 1988 and Chief Executive Officer of the Company and its predecessor since 1975. Mr. Tolson was President of the Company from February 1975 to February 1997.

     PAUL A. BRAGG has been President of the Company since February 1997. He joined the Company in July 1993 as its Vice President and Chief Financial Officer. From 1988 until he joined the Company, Mr. Bragg was an independent business consultant and managed private investments. He previously served as Vice President and Chief Financial Officer of Energy Service Company, Inc. (now ENSCO International Inc.) ("ENSCO"), an oilfield services company, from 1983 through 1987.

     JAMES W. ALLEN joined the Company in January 1993 as its Vice
President -- International Operations. In February 1996, he was named Senior Vice President -- Operations. From 1988 through 1992, Mr. Allen was an independent business consultant and managed private investments. From 1984 to 1988, he was Vice President Latin America for ENSCO. Mr. Allen has 29 years of oilfield experience with several different companies.

     GERARD GODDE was named Senior Vice President of the Company in March 1997 in connection with the Forasol transaction. Mr. Godde has served as Senior Vice President and Chief Operating Officer of Forasol since April 1996 and Managing Director of Forasol since 1987. Mr. Godde joined Forasol in 1968 and has been involved with the management of its various offshore and land operations in Africa, the Middle East and North America.

     JOHN O'LEARY was named Vice President -- International Marketing in March 1997 in connection with the Forasol transaction. Mr. O'Leary had been Manager, Marketing and Business Development of Forasol since June 1993, with primary responsibility for worldwide business development. Mr. O'Leary joined Forasol S.A. in August 1985.

     STEVEN R. TOLSON was named Vice President -- U.S. Operations -- Offshore in February 1997. Mr. Tolson has held various management and engineering positions with the Company since 1994. Prior to 1994, Mr. Tolson held various engineering positions with Conoco Inc. Ray Tolson is Steven Tolson's father.

     ROBERT W. RANDALL has been Vice President and General Counsel of the Company since May 1991. He was elected Secretary of the Company in 1993. Prior to 1991, he was Senior Vice President, General Counsel and Secretary for Tejas Gas Corporation, a natural gas transmission company.

     EARL W. MCNIEL has been Vice President and Chief Financial Officer of the Company since February 1997. He joined the Company in September 1994 as its Chief Accounting Officer. From 1990 to 1994, Mr. McNiel served as Chief Financial Officer of several publicly owned waste management companies. From 1987 to 1990, he was employed by ENSCO as Manager, Finance.

     CHRISTIAN J. BOON FALLEUR became a director of the Company in March 1997 in connection with the Forasol transaction. Prior to becoming a director, Mr. Boon Falleur was a Supervisory Director and Executive Vice President of Forasol. He has been affiliated since 1972 with Ackermans & van Haaren Group, a publicly traded company listed on the Brussels Stock Exchange, and is currently in charge of its energy services and construction sections.

     JAMES B. CLEMENT has been a director of the Company since November 1993. From 1977 until October 1997, he was an executive officer of Offshore Logistics, Inc., serving as its President, Chief Executive Officer and a director since 1988. He currently serves as a consultant to Offshore Logistics and manages personal investments.

     REMI DORVAL became a director and vice chairman of the Company in March 1997 in connection with the Forasol transaction. Prior to becoming a director, Mr. Dorval was a Supervisory Director and Chief Executive Officer of Forasol. Since 1990, he has been a supervisory director of Soletanche Group, a privately held French company, and is in charge of its interests in the oil and gas sector.

     JORGE E. ESTRADA M. has been a director of the Company since October 1993. For more than five years, Mr. Estrada has been President and Chief Executive Officer of JEMPSA Media and Entertainment, a company specializing in the Spanish and Latin American entertainment industry. Previously Mr. Estrada served as President -- Worldwide Drilling Division of Geosource and Vice President of Geosource Exploration Division -- Latin America.

     RALPH D. MCBRIDE became a director of the Company in September 1995. Mr. McBride has been a partner with the law firm of Bracewell & Patterson, Houston, Texas, since 1980.

     THOMAS H. ROBERTS, JR. has been a director of the Company since 1988. He held a variety of management positions with DEKALB Energy Company until his retirement in 1996. Mr. Roberts will retire from the Board of Directors effective on the date of the 1998 Annual Meeting of Shareholders, which is currently scheduled for May 1998.

     JAMES T. SNEED has been a director of the Company since October 1992. In 1991 he retired after 37 years of employment with Mobil Oil Corporation where he was Production Manager USA.

                           DESCRIPTION OF DEBENTURES

     THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE DEBENTURES OFFERED HEREBY (REFERRED TO IN THE ACCOMPANYING PROSPECTUS AS THE "OFFERED DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES,
THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE. CAPITALIZED TERMS DEFINED IN THE ACCOMPANYING PROSPECTUS AND THE INDENTURE, AS DEFINED BELOW, HAVE THE SAME MEANINGS WHEN USED IN THIS PROSPECTUS SUPPLEMENT.

GENERAL

     The Debentures are a series of Subordinated Debt Securities described in the accompanying Prospectus. The Debentures will be issued pursuant to an Indenture to be dated as of April 1, 1998 (as supplemented by the Supplemental Indenture thereto setting forth certain terms of the Debentures, the "Indenture"), between the Company and Marine Midland Bank, as trustee (the "Trustee"). The following summaries of certain provisions of the Debentures and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Debentures and the Indenture, including the definitions therein of certain terms not otherwise defined in this Prospectus Supplement.

     The Debentures will be unsecured, subordinated, general obligations of the Company limited to $511,431,000 aggregate principal amount at maturity ($588,145,000 aggregate principal amount at maturity if the Underwriters' over-allotment option is exercised in full) and will mature on April 24, 2018. The principal amount at maturity of each Debenture will be $1,000 (except as may be adjusted upon conversion of the Debentures to semiannual coupon notes following a Tax Event) and will be payable at the office of the Paying Agent, which initially will be the Trustee, or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York. For purposes of this Description of Debentures, "Issue Date" means April 24, 1998, and "Issue Price" means $391.06 per $1,000 principal amount at maturity of the Debentures.

     The Debentures will be issued at a substantial discount from their principal amount at maturity. See "Certain Federal Income Tax
Considerations -- Original Issue Discount." Except as discussed below under
"-- Optional Conversion to Semiannual Coupon Note upon Tax Event," there will be no periodic payments of interest. The calculation of the accrual of original issue discount (the difference between the Issue Price and the principal amount at maturity of a Debenture) ("Original Issue Discount") in the period during which a Debenture remains outstanding will be on a semiannual bond equivalent basis using a 360-day year comprising 12 30-day months; such accrual will commence on the Issue Date. In the event of the maturity, conversion, purchase by the Company at the option of a Holder or redemption of a Debenture, Original Issue Discount and interest, if any, will cease to accrue on such Debenture, under the terms and subject to the conditions of the Indenture. The Company may not reissue a Debenture that has matured or been converted, purchased by the Company at the option of a Holder, redeemed or otherwise cancelled (except for registration of transfer, exchange or replacement thereof).

     The Debentures will be issued in fully registered form, without coupons, in denominations of $1,000 of principal amount at maturity or integral multiples thereof. See "-- Book-Entry, Delivery and Form" and "-- Certificated Debentures." Holders of Debentures in certificated form may present Debentures for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Security Registrar. Each such agent initially will be the Trustee. The Company will not charge a service charge for any registration of transfer or exchange of Debentures, but the Company may require payment by a Holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

RANKING AND HOLDING COMPANY STRUCTURE

     The Debentures will be unsecured general obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness of the Company and effectively subordinated to all the creditors of the Company's subsidiaries, including trade creditors and tort claimants. As of

December 31, 1997, as adjusted to give effect to this offering and the anticipated use of the net proceeds therefrom, the Company and its subsidiaries would have had an aggregate of $700.0 million of consolidated indebtedness and other obligations effectively ranking senior to the Debentures. In addition, the Debentures will rank PARI PASSU in right of payment with the Company's 6 1/4% Convertible Subordinated Debentures, of which approximately $52.5 million principal amount was outstanding at December 31, 1997. The Indenture will not contain any provisions that limit the ability of the Company or any of its subsidiaries to incur indebtedness or to grant security interests or liens in respect of their assets or that afford Holders protection in the event of a highly leveraged or similar transaction involving the Company.

     The Company conducts substantially all of its operations through both U.S. and foreign subsidiaries, and substantially all of the Company's assets consist of equity in such subsidiaries. Accordingly, the Company is and will be dependent on its ability to obtain funds from its subsidiaries to service its indebtedness, including the Debentures. Because the Debentures are solely an obligation of the Company, the Company's subsidiaries are not obligated or required to pay any amounts due pursuant to the Debentures or to make funds available therefor in the form of dividends or advances to the Company.

CONVERSION RIGHTS

     A Holder of a Debenture may convert it into Common Stock at any time before the close of business on April 24, 2018; PROVIDED, HOWEVER, that if a Debenture is called for redemption, the Holder may convert it at any time before the close of business on the Redemption Date. A Debenture in respect of which a Holder has delivered a written Purchase Notice or a Change in Control Purchase Notice exercising the option of such Holder to require the Company to purchase such Debenture may be converted only if such notice is withdrawn in accordance with the terms of the Indenture.

     The initial Conversion Rate for the Debentures is 13.794 shares of Common Stock per $1,000 principal amount at maturity of Debentures, subject to adjustment upon the occurrence of certain events described below. A Holder otherwise entitled to a fractional share of Common Stock will receive cash equal to the then current market value of such fractional share based on the closing Sale Price on the Trading Day immediately preceding the Conversion Date. A Holder may convert a portion of such Holder's Debentures so long as such portion is $1,000 principal amount at maturity or an integral multiple thereof.

     To convert a Debenture into Common Stock, a Holder must (i) complete and manually sign the conversion notice on the back of the Debenture (or complete and manually sign a facsimile thereof) and deliver such notice to the Conversion Agent, (ii) surrender the Debenture to the Conversion Agent, (iii) if required, furnish appropriate endorsements and transfer documents and (iv) if required, pay all transfer or similar taxes. The date on which all of the foregoing requirements have been satisfied is the Conversion Date.

     Upon conversion of a Debenture, a Holder will not receive any cash payment representing accrued Original Issue Discount. The Company's delivery to the Holder of the fixed number of shares of Common Stock into which the Debenture is convertible (together with the cash payment, if any, in lieu of a fractional share of Common Stock) will be deemed to satisfy the Company's obligation to pay the principal amount of the Debenture, including the accrued Original Issue Discount attributable to the period from the Issue Date through the Conversion Date. Thus, the accrued Original Issue Discount will be deemed to be paid in full rather than cancelled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the Debentures for such accrued Original Issue Discount. The Company does not undertake to advise Holders of the amount of such accrued Original Issue Discount at the time of conversion. A certificate for the number of full shares of Common Stock into which any Debenture is converted (and cash in lieu of any fractional share of Common Stock) will be delivered through the Conversion Agent as soon as practicable following the Conversion Date. For a discussion of the federal income tax treatment of a Holder receiving Common Stock upon conversion, see "Certain Federal Income Tax Consequences -- Conversion."

     The Conversion Rate will be adjusted for dividends or distributions on Common Stock payable in Common Stock or other capital stock of the Company; subdivisions, combinations or certain reclassifications of Common Stock; distributions to all holders of Common Stock of certain rights, warrants or options to purchase Common Stock or securities convertible into Common Stock for a period expiring within 60 days after the applicable record date for such distribution at a price per share less than the Sale Price at the time of determination; and distributions to all holders of Common Stock of assets or debt securities of the Company or rights, warrants or options to purchase securities of the Company (excluding cash dividends or other cash distributions from consolidated current net income or retained earnings other than any Extraordinary Cash Dividend). No adjustment need be made, however, (i) if Holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that the Board of Directors of the Company determines to be fair and appropriate, (ii) for rights to purchase Common Stock pursuant to a Company dividend or interest reinvestment plan, (iii) for changes in the par value of the Common Stock or (iv) unless such adjustment, together with any other adjustments similarly deferred, equals at least 1% of the then current Conversion Rate. In addition, if as a result of an adjustment the Debentures become convertible solely into cash, no subsequent adjustment will be made. In cases where the fair market value (per share of Common Stock) of the portion of assets, debt securities or rights, warrants or options to purchase securities of the Company distributed to shareholders exceeds the Average Sale Price of a share of Common Stock, or such Average Sale Price exceeds the fair market value (per share of Common Stock) of such portion of assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the Conversion Rate, the Holder of a Debenture upon conversion thereof will be entitled to receive, in addition to the shares of Common Stock into which such Debenture is convertible, the kind and amounts of assets, debt securities or rights, options or warrants constituting the distribution that such Holder would have received if such Holder had converted such Debenture immediately prior to the record date for determining the shareholders entitled to receive the distribution. The Indenture permits the Company to increase the Conversion Rate from time to time at its discretion.

     If the Company is party to a consolidation, merger, binding share exchange or a transfer of all or substantially all of its assets otherwise permitted under the terms of the Indenture, the right to convert a Debenture into Common Stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets that the Holder would have received if the Holder had converted such Holder's Debentures immediately prior to the transaction.

     In the event of a taxable distribution to holders of Common Stock that results in an adjustment of the Conversion Rate (or in which Holders otherwise participate) or in the event the Conversion Rate is increased at the discretion of the Company, the Holders of the Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain Federal Income Tax Consequences -- Constructive Dividend."

     In the event the Company exercises its option to have interest in lieu of Original Issue Discount accrue on a Debenture following a Tax Event, the Holder will be entitled on conversion to receive the same number of shares of Common Stock such Holder would have received if the Company had not exercised such option. If the Company exercises such option, Debentures surrendered for conversion during the period from the close of business on any Regular Record Date (as defined herein) next preceding any Interest Payment Date (as defined herein) to the opening of business of such Interest Payment Date (except Debentures to be redeemed on a date within such period) must be accompanied by payment of an amount equal to the interest thereon that the registered Holder is to receive. Except where Debentures surrendered for conversion must be accompanied by payment as described above, no interest on converted Debentures will be payable by the Company on any Interest Payment Date subsequent to the date of conversion. See " -- Optional Conversion to Semiannual Coupon Note upon Tax Event."

SUBORDINATION

     For a description of the provisions relating to the subordination of the Debentures, see "Description of Debt Securities -- Provisions Applicable Solely to Subordinated Debt Securities" in the accompanying Prospectus.

REDEMPTION OF DEBENTURES AT THE OPTION OF THE COMPANY

     No sinking fund is provided for the Debentures. Prior to April 24, 2003, the Debentures will not be redeemable at the option of the Company. On and after such date, the Company may redeem the Debentures for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice of redemption given by mail to Holders of Debentures. Any such redemption must be in integral multiples of $1,000 principal amount at maturity.

     The table below shows Redemption Prices of a Debenture per $1,000 principal amount at maturity on April 24, 2003, at each April 24 thereafter prior to maturity and at maturity on April 24, 2018, which prices reflect the accrued Original Issue Discount calculated through each such date. The Redemption Price of a Debenture redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued from the next preceding date in the table to and including the actual Redemption Date.

                                                          ACCRUED ORIGINAL
                                          DEBENTURE        ISSUE DISCOUNT       REDEMPTION
           REDEMPTION DATE              ISSUE PRICE(1)       AT 4.75%(2)       PRICE(1)+(2)
-------------------------------------   --------------    -----------------    -------------
April 24, 2003.......................      $ 391.06            $103.46           $  494.52
April 24, 2004.......................        391.06             127.23              518.29
April 24, 2005.......................        391.06             152.14              543.20
April 24, 2006.......................        391.06             178.25              569.31
April 24, 2007.......................        391.06             205.61              596.67
April 24, 2008.......................        391.06             234.29              625.35
April 24, 2009.......................        391.06             264.34              655.40
April 24, 2010.......................        391.06             295.85              686.91
April 24, 2011.......................        391.06             328.86              719.92
April 24, 2012.......................        391.06             363.46              754.52
April 24, 2013.......................        391.06             399.73              790.79
April 24, 2014.......................        391.06             437.74              828.80
April 24, 2015.......................        391.06             477.57              868.63
April 24, 2016.......................        391.06             519.32              910.38
April 24, 2017.......................        391.06             563.08              954.14
April 24, 2018.......................        391.06             608.94            1,000.00

     If fewer than all outstanding Debentures are to be redeemed, the Trustee shall select the Debentures to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by such method as the Trustee shall deem fair and appropriate. If a portion of a Holder's Debentures is selected for partial redemption and such Holder converts a portion of such Debentures prior to such redemption, such converted portion shall be deemed (so far as may be) to be the portion selected for redemption.

PURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

     On April 24, 2003, April 24, 2008 and April 24, 2013 (each, a "Purchase Date"), the Company will become obligated to purchase, at the option of the Holder thereof, any outstanding Debenture for which a written Purchase Notice has been delivered by the Holder to the Paying Agent at any time from the opening of business on the date that is 20 business days preceding such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions.

     The table below shows the Purchase Prices of a Debenture as of the specified Purchase Dates:

            PURCHASE DATE               PURCHASE PRICE
-------------------------------------   --------------
April 24, 2003.......................      $ 494.52
April 24, 2008.......................        625.35
April 24, 2013.......................        790.79

     The Purchase Price payable in respect of a Debenture will be equal to the Issue Price plus accrued Original Issue Discount through the Purchase Date, with respect to each Purchase Date. If prior to the Purchase Date the Debentures have been converted to semiannual coupon notes following the occurrence of a Tax Event, the Purchase Price will be equal to the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion to, but excluding, the Purchase Date. See "-- Optional Conversion to Semiannual Coupon Note upon Tax Event."

     The Company, at its option, may elect to pay such Purchase Price in cash, Common Stock or any combination thereof. For a discussion of the tax treatment of such a transaction, see "Certain Federal Income Tax Consequences -- Other Disposition."

     The Company will be required to give notice (the "Company Notice") not less than 20 business days prior to each Purchase Date (the "Company Notice Date") to all Holders at their addresses shown in the Security Register of the Security Registrar (and to beneficial owners as required by applicable law) stating, among other things, (i) whether the Company will pay the Purchase Price of the Debentures in cash, Common Stock or any combination thereof, specifying the percentages of each, and (ii) the procedures that Holders must follow to require the Company to purchase Debentures from such Holders.

     The Purchase Notice given by any Holder electing to require the Company to purchase Debentures shall state (i) the certificate numbers of the Debentures to be delivered by such Holder for purchase by the Company; (ii) the portion of the principal amount at maturity of Debentures to be purchased, which portion must be $1,000 or an integral multiple thereof; (iii) that such Debentures are to be purchased by the Company pursuant to the applicable provisions of the Debentures and (iv) if the Company elects, pursuant to the Company Notice, to pay a specified percentage of the Purchase Price in Common Stock but such specified percentage is ultimately to be paid in cash because any of the conditions to payment of such specified percentage of the Purchase Price in Common Stock contained in the Indenture is not satisfied prior to the close of business on the Purchase Date, as described below, that such Holder elects (a) to withdraw such Purchase Notice as to some or all of the Debentures to which it relates (stating the principal amount at maturity and certificate numbers of the Debentures as to which such withdrawal shall relate) or (b) to receive cash in respect of the Purchase Price of all Debentures subject to such Purchase Notice. If the Holder fails to indicate such Holder's choice with respect to the election described in clause (iv) above in the Purchase Notice, such Holder shall be deemed to have elected to receive cash for the specified percentage of the Purchase Price that was to have been payable in Common Stock. See "Certain Federal Income Tax Consequences -- Other Disposition."

     Any Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the Debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, that remains subject to the Purchase Notice.

     If the Company elects to pay the Purchase Price, in whole or in part, in shares of Common Stock, the number of shares to be delivered in respect of the specified percentage of the Purchase Price to be paid in Common Stock shall be equal to the dollar amount of such specified percentage of the Purchase Price divided by the Market Price (as defined below) of a share of Common Stock. No fractional interests in shares of Common Stock will be delivered upon any purchase by the Company of Debentures in payment, in whole or in part, of the Purchase Price. Instead, the Company will pay cash based on the Market Price for all fractional shares of Common Stock. Each Holder whose Debentures are purchased at the option of such Holder as of the Purchase Date shall receive the same percentage of cash or Common Stock in payment of the Purchase Price for such Debentures, except as described above with regard to the payment of cash in lieu of fractional shares of Common Stock. See "Certain Federal Income Tax Considerations -- Other Disposition."

     The "Market Price" means the average of the Sale Price of the Common
Stock for the five Trading Day period ending on and including the third Trading Day prior to the applicable Purchase Date, appropriately adjusted to take into account the actual occurrence, during the seven Trading Days preceding such Purchase Date, of certain events that would result in an adjustment of the Conversion Rate with respect to the Common Stock. The "Sale Price" on any Trading Day means the closing per share sale price for the Common Stock (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such Trading Day as reported in composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System. A "Trading Day" means each day on which the securities exchange or quotation system used to determine the Sale Price is open for trading or quotation. Because the Market Price of the Common Stock is determined prior to a Purchase Date, Holders of Debentures bear the market risk with respect to the value of the Common Stock to be received from the date such Market Price is determined to the Purchase Date. The Company may pay the Purchase Price, in whole or in part, in Common Stock only if the information necessary to calculate the Market Price is reported in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of Common Stock issuable in accordance with the foregoing provisions, the Company will publish such determination in a daily newspaper of national circulation.

     The Company's right to purchase Debentures, in whole or in part, with Common Stock is subject to the Company's satisfying various conditions, including the registration of the Common Stock under the Securities Act and the Exchange Act, unless there exists an exemption from such registration. If such conditions are not satisfied prior to the close of business on the Purchase Date, the Company will pay, without further notice, the Purchase Price of the Debentures entirely in cash. The Company may not change the form of consideration (or components or percentages of components thereof) to be paid once the Company has given its Company Notice to Holders of Debentures except as described in the second sentence of this paragraph.

     The Company will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other rules under the Exchange Act that may then be applicable to the Company's offer to purchase Debentures at the option of the Holders thereof, and will file Schedule 13E-4 or any other schedule required thereunder in connection therewith.

     Payment of the Purchase Price for a Debenture for which a Purchase Notice has been delivered and not validly withdrawn is conditioned upon delivery of such Debenture (together with necessary endorsements) to the Paying Agent at any time (whether prior to, on or after the Purchase Date) after delivery of such Purchase Notice. Payment of the Purchase Price for such Debenture will be made promptly following the later of the business day following the Purchase Date and the time of delivery of such Debenture. If the Paying Agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Purchase Price of such Debenture on the business day following the Purchase Date, then, on and after the Purchase Date, such Debenture will cease to be outstanding and Original Issue Discount on such Debenture will cease to accrue and will be deemed paid, whether or not such Debenture is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Purchase Price upon delivery of such Debenture).

PURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER UPON A CHANGE IN CONTROL

     In the event of any Change in Control of the Company occurring on or prior to April 24, 2003, each Holder of Debentures will have the right, at the Holder's option, subject to the terms and conditions of the Indenture, to require the Company to purchase all or any portion (provided that the principal amount at maturity must be $1,000 or an integral multiple thereof) of the Holder's Debentures as of the date that is 35 business days after the occurrence of such Change in Control (the "Change in Control Purchase Date") at a cash price equal to the Issue Price plus accrued Original Issue Discount through and including the Change in Control Purchase Date (the "Change in Control Purchase Price"). If prior to a Change in Control Purchase Date the Debentures have been converted to semiannual coupon notes following the occurrence of a Tax Event, the Company will be required to purchase the Debentures at a cash price equal to the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion to, but excluding, the

Change in Control Purchase Date. Holders will not have any right to require the Company to purchase Debentures in the event of any Change in Control of the Company occurring after April 24, 2003.

     Within 15 business days after the Change in Control, the Company shall mail to the Trustee and to each Holder (and to beneficial owners as required by applicable law) a notice regarding the Change in Control, which notice shall state, among other things: (i) the date of such Change in Control and, briefly, the events causing such Change in Control, (ii) the date by which the Change in Control Purchase Notice must be given, (iii) the Change in Control Purchase Date, (iv) the Change in Control Purchase Price, (v) the name and address of the Paying Agent and the Conversion Agent, (vi) the Conversion Rate and any adjustments thereto, (vii) that Debentures with respect to which a Change in Control Purchase Notice is given by the Holder may be converted into shares of Common Stock only if the Change in Control Purchase Notice has been withdrawn by the Holder in accordance with the terms of the Indenture, (viii) the procedures that Holders must follow to exercise these rights, (ix) the procedures for withdrawing a Change in Control Purchase Notice and (x) that Holders who want to convert Debentures must satisfy the requirements set forth in the Debentures. The Company will cause a copy of such notice to be published in a daily newspaper of national circulation.

     To exercise the purchase right, the Holder must deliver written notice of the exercise of such right (a "Change in Control Purchase Notice") to the Paying Agent prior to the close of business on the Change in Control Purchase Date. The Change in Control Purchase Notice shall state (i) the certificate numbers of the Debentures to be delivered by the Holder thereof for purchase by the Company; (ii) the portion of the principal amount at maturity of Debentures to be purchased, which portion must be $1,000 or an integral multiple thereof and (iii) that such Debentures are to be purchased by the Company pursuant to the applicable provisions of the Debentures.

     Any Change in Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the Debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to a Change in Control Purchase Notice.

     Payment of the Change in Control Purchase Price for a Debenture for which a Change in Control Purchase Notice has been delivered and not validly withdrawn is conditioned upon delivery of such Debenture (together with necessary endorsements) to the Paying Agent at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such Debenture will be made promptly following the later of the business day following the Change in Control Purchase Date and the time of delivery of such Debenture. If the Paying Agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change in Control Purchase Price of such Debenture on the business day following the Change in Control Purchase Date, then, on and after the Change in Control Purchase Date, such Debenture will cease to be outstanding and Original Issue Discount on such Debenture will cease to accrue and will be deemed paid, whether or not such Debenture is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of such Debenture).

     The Indenture will provide that a "Change in Control" occurs (i) if the Company determines that any person or group has become the direct or indirect beneficial owner of more than 50% of the Voting Stock of the Company; (ii) if the Company is merged with or into or consolidated with another corporation and, immediately after giving effect to the merger or consolidation, less than 50% of the outstanding voting securities entitled to vote generally in the election of directors or persons who serve similar functions of the surviving or resulting entity are then beneficially owned in the aggregate by (x) the shareholders of the Company immediately prior to such merger or consolidation, or (y) if the record date has been set to determine the shareholders of the Company entitled to vote on such merger or consolidation, the shareholders of the Company as of such record date; (iii) if the Company, either individually or in conjunction with one or more subsidiaries, sells, conveys, transfers or leases, or the subsidiaries sell, convey, transfer or lease, all or substantially all of the assets of the Company and the subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the subsidiaries, to any person (other than a wholly owned subsidiary); (iv) upon the liquidation or dissolution of the Company; or (v) upon the first day on which a majority of the individuals who constitute the Board of Directors are not Continuing Directors.

     For purposes of this definition, (i) the term "Capital Stock" in any person shall mean any and all shares, interests, partnership interests, participations or other equivalents in the equity interest (however designated) in such person and any rights (other than debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such person; (ii) the term "Continuing Director" shall mean an individual who (a) is a member of the Board of Directors of the Company and (b) either (x) was a member of the Board of Directors of the Company on the Issue Date or (y) whose nomination for election or election to the Board of Directors of the Company was approved by the vote of at least 66 2/3% of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved; and (iii) the term "Voting Stock" shall mean, with respect to any person, securities of any class or classes of Capital Stock in such person entitling the holders thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or comparable body of such person.

     The term "all or substantially all of the assets" is likely to be interpreted by reference to applicable state law at the time applicable and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all of the assets" of the Company has occurred.

     For purposes of this definition, (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issue Date, whether or not applicable; and (ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

     The Company will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other rules under the Exchange Act that may then be applicable to the Company's offer to purchase Debentures at the option of the Holders thereof upon a Change in Control of the Company, and will file Schedule 13E-4 or any other schedule required thereunder in connection therewith.

     The Change in Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. The terms of such feature result from negotiations between the Company and the Underwriters.

     The provisions of the Indenture relating to a Change in Control may not afford the Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect Holders, if such transaction does not constitute a Change in Control, as set forth above.

     If a Change in Control were to occur, there can be no assurance that the Company would have funds sufficient to pay the Change in Control Purchase Price for all of the Debentures that might be delivered by Holders seeking to exercise the purchase right, because the Company might also be required to prepay certain other indebtedness having financial covenants with change of control provisions in favor of the holders thereof. Moreover, the right to require the Company to purchase Debentures as a result of the occurrence of a Change in Control could create an event of default under Senior Indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provision of the Debentures. In addition, the Company's ability to purchase Debentures with cash may be limited by the terms of its then-existing borrowing agreements.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTE UPON TAX EVENT

     From and after the date (the "Tax Event Date") of the occurrence of a Tax Event, the Company shall have the option to elect to have interest in lieu of future Original Issue Discount accrue at 4.75% per annum on a principal amount per Debenture (the "Restated Principal Amount") equal to the Issue Price plus Original Issue Discount accrued to the date immediately prior to the Tax Event Date or the date on which the Company exercises the option described herein, whichever is later (such date hereinafter referred to as the "Option Exercise Date"). Such interest shall accrue from the Option Exercise Date and shall be payable semiannually on April 24 and October 24 of each year (each an "Interest Payment Date") to holders of record at the close of business on March 31 or September 30 (each a "Regular Record Date") immediately preceding such
Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of 12 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Option Exercise Date.

     A "Tax Event" means that the Company shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this Prospectus Supplement, as a result of (a) any amendment to, or change (including any prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this Prospectus Supplement, there is more than an insubstantial risk that interest (including Original Issue Discount) payable on the Debentures either (i) would not be deductible on a current accrual basis or (ii) would not be deductible under any other method, in either case in whole or in part, by the Company (by reason of deferral, disallowance or otherwise) for United States federal income tax purposes.

     President Clinton's 1999 budget proposed a series of tax law changes that would, if enacted and made applicable to the Debentures, prevent the Company from deducting interest (including Original Issue Discount) payable on the Debentures on a current accrual basis for United States federal income tax purposes and could cause some or all of the interest (including Original Issue Discount) payable on the Debentures to fail to be deductible by the Company under any other method for United States federal income tax purposes. If such a proposal were enacted and made applicable to the Debentures in a manner that would limit the ability of the Company to either (i) deduct the interest (including Original Issue Discount) payable on the Debentures on a current accrual basis or (ii) deduct the interest (including Original Issue Discount) payable on the Debentures under any other method for United States federal income tax purposes, such enactment would result in a Tax Event and the terms of the Debentures would be subject to modification at the option of the Company as described above. The modification of the terms of Debentures by the Company upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the Debentures with respect to the semiannual payments of interest due on the Debentures after the Option Exercise Date. See "Certain United States Federal Income Tax Considerations."

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The Indenture will provide that, if an Event of Default specified therein occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount at maturity of the outstanding Debentures may declare the Issue Price of the Debentures plus accrued Original Issue Discount (or if the Debentures have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount, plus accrued and unpaid interest) on the Debentures to and including the date of default (in the case of an Event of Default specified in (i) or (ii) of the following paragraph) or to the date of such declaration (in the case of an Event of Default specified in (iii) or (iv) of the following paragraph) on all the

Debentures to be due and payable immediately. In the case of certain events of bankruptcy or insolvency, the Issue Price plus the accrued Original Issue Discount thereon (or if the Debentures have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount, plus accrued and unpaid interest) to and including the occurrence of such event IPSO FACTO shall become immediately due and payable without any declaration or other act on the part of either the Trustee or any Holder. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the Holders of a majority in aggregate principal amount at maturity of the outstanding Debentures may, under certain circumstances, rescind or annul any such acceleration. Interest shall, to the extent permitted by law, accrue and be payable on demand upon a default in the payment of principal amount at maturity, Issue Price, accrued Original Issue Discount, or any Redemption Price, Purchase Price, Change in Control Purchase Price or shares of Common Stock (or cash in lieu thereof) to be delivered upon conversion of the Debentures, and such interest shall be compounded semiannually. The accrual of such interest on overdue amounts shall be in lieu of, and not in addition to, the continued accrual of Original Issue Discount.

     Under the Indenture, an Event of Default with respect to the Debentures includes any of the following: (i) failure to pay the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price or Change in Control Purchase Price with respect to any Debenture when the same becomes due and payable; (ii) failure by the Company to deliver shares of Common Stock (or cash in lieu thereof) when such Common Stock (or cash in lieu thereof) is required to be delivered upon conversion of a Debenture as provided in the Indenture; (iii) failure by the Company to perform any other covenant of the Company in the Indenture, continued for 90 days after written notice as provided in the Indenture; and (iv) certain events of bankruptcy, insolvency or reorganization involving the Company.

     The Holders of a majority in aggregate principal amount at maturity of the outstanding Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debentures, subject to certain limitations specified in the Indenture.

     Notwithstanding the provisions described in the accompanying Prospectus under "Description of Debt Securities -- Provisions Applicable to Both Senior and Subordinated Debt Securities -- Events of Default," " -- Modification" and " -- Meetings," the right of any Holder (a) to receive payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Change in Control Purchase Price or interest, if any, in respect of the Debentures held by such Holder on or after the respective due dates expressed in the Debentures, (b) to convert such Debentures or (c) to institute suit for the enforcement of any such payment on or after such respective dates or the right to convert, shall not be impaired or adversely affected without such Holder's consent.

     The Holders of a majority in aggregate principal amount at maturity of outstanding Debentures may on behalf of all Holders of Debentures waive any past default under the Indenture, except (i) any default in any payment on the Debentures, (ii) any default with respect to the conversion rights of the Debentures or (iii) any default in respect of certain covenants or provisions in the Indenture that may not be modified or amended without the consent of the Holder of each outstanding Debenture affected.

MODIFICATION

     For a description of provisions relating to modification of the Indenture, see "Description of Debt Securities -- Provisions Applicable to Both Senior and Subordinated Debt Securities -- Modification" in the accompanying Prospectus. With respect to the Debentures, no modification or amendment may, without the consent of the Holder of each outstanding Debenture affected thereby, reduce the principal amount at maturity, Issue Price, Purchase Price, Conversion Rate, Change in Control Purchase Price or Redemption Price with respect to any Debenture, or extend the stated maturity of any Debenture or alter the manner or rate of accrual of Original Issue Discount or interest, make any Debenture payable in money or securities other than that stated in the Debenture or make any change that materially adversely affects the conversion rights associated with any Debenture or the right to require the Company to purchase a Debenture.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

     If a bankruptcy proceeding is commenced in respect of the Company, under Title 11 of the United States Code, the claim of the Holder of a Debenture may be limited to the Issue Price of the Debenture plus that portion of the Original Issue Discount deemed to have accrued from the Issue Date to the commencement of the proceeding.

TAXATION OF DEBENTURES

     See "Certain Federal Income Tax Considerations" for a discussion of certain United States federal income tax aspects that may apply to Holders of Debentures.

INFORMATION CONCERNING THE TRUSTEE

     Marine Midland Bank is the Trustee, Registrar, Paying Agent and Conversion Agent under the Indenture with respect to the Debentures. Marine Midland Bank also serves as trustee for the Company's 6 1/4% Convertible Subordinated Debentures.

BOOK-ENTRY, DELIVERY AND FORM

     The Debentures will be issued in the form of one or more Debentures in global form (the "Global Debentures"). Each Global Debenture will be deposited on or about the date of the closing of the sale of the Debentures with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC. Beneficial interest in the Global Debentures will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC and facilitates the clearance and settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Ownership of beneficial interests in a Global Debenture will be limited to Participants or persons who hold interests through Participants. The Company expects that pursuant to procedures established by DTC (i) upon deposit of the Global Debentures, DTC will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Debenture and (ii) ownership of the Debentures evidenced by the Global Debenture will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Debentures evidenced by the Global Debenture will be limited to such extent.

     As long as DTC or its nominee is the registered owner or holder of a Debenture, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by the Global Debenture for all purposes under the Indenture and the Debentures. Except as provided below, owners of beneficial interests in a Global Debenture will not be entitled to have Debentures represented by such Global Debenture registered in their names, will not receive or be entitled to receive physical delivery of Certificated Debentures and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. In addition, no beneficial owner of an interest in a Global Debenture will be able to transfer that interest except in accordance with the applicable procedures of DTC. As a result, the ability of a person having a beneficial interest in Debentures represented by a Global Debenture to pledge such interest to persons or entities that do not participate in the DTC's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Debentures by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such Debentures.

     Payments with respect to the principal of and any premium and interest on any Debenture represented by a Global Debenture registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered Holder of the Global Debenture representing such Debentures under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Debentures, including the Global Debentures, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Debentures (including principal or any premium or interest).

     The Company expects, however, that DTC or its nominee, upon receipt of any payment in respect of a Global Debenture representing any Debentures held by it or its nominee, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture for such Debentures as shown on the records of DTC or its nominee. The Company also expects that payments by Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

     As long as the Debentures are represented by a Global Debenture, DTC's nominee will be the holder of the Debentures and therefore will be the only entity that can exercise a right to repayment, purchase or conversion of the Debentures. Notice by Participants or Indirect Participants or by owners of beneficial interests in a Global Debenture held through such Participants or Indirect Participants of the exercise of the option to elect repayment, purchase or conversion of beneficial interests in Debentures represented by a Global Debenture must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to Participants. To ensure that DTC's nominee will timely exercise a right to repayment, purchase or conversion with respect to a particular Debenture, the beneficial owner of such Debenture must instruct the broker or the Participant or Indirect Participant through which it holds an interest in such Debenture to notify DTC of its desire to exercise such right. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or Indirect Participant through which it holds an interest in a Debenture in order to ascertain the cut-off time by which such an instruction must be given for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

CERTIFICATED DEBENTURES

     Debentures represented by certificates in definitive form registered in the names of the beneficial owners thereof or their nominees ("Certificated Debentures") shall be transferred to all beneficial owners in exchange for their beneficial interests in a Global Debenture if either (i) DTC or any successor depositary (the "Depositary") notifies the Company that it is unwilling or unable to continue as Depositary for such Global Debenture and a successor Depositary is not appointed by the Company within 90 days of such notice, (ii) an Event of Default has occurred and is continuing with respect to the Debentures and the

Registrar has received a request from the Depositary to issue Certificated Debentures in lieu of all or a portion of the Global Debenture (in which case the Company shall deliver Certificated Debentures within 30 days of such request) or (iii) the Company determines not to have the Debentures of such series represented by a Global Debenture.

     Neither the Company nor the Trustee will be liable for any delay by the related Depositary or its nominee in identifying the beneficial owners of the related Debentures, and each such Person may conclusively rely on, and will be protected in relying on, instructions from such Depositary or nominee for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Debentures to be issued).

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by DTC or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

     The Indenture will require that payments in respect of the Debentures represented by the Global Debentures (including principal and any premium and interest) be made by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. With respect to Debentures represented by Certificated Debentures, the Company will make all payments of principal and any premium and interest by mailing a check to each such Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Debentures are expected to trade in DTC's Same-Day Funds Settlement System until maturity or until the Debentures are issued in certificated form, and any permitted secondary market trading activity in the Debentures will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debentures.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary of United States federal income tax considerations is based on current law, regulations and judicial and administrative interpretations thereof, all of which are subject to change, which may or may not be applied retroactively, or different interpretations by the Internal Revenue Service or the courts. The tax treatment of a Holder of a Debenture may vary depending upon his particular situation. Certain Holders (including insurance companies, tax-exempt organizations, individual retirement and other tax-deferred accounts, financial institutions, broker-dealers, foreign corporations and individuals who are not citizens or residents of the United States) may be subject to special rules not discussed below. This summary does not discuss the tax considerations of subsequent purchasers of Debentures and is limited to investors who hold Debentures as capital assets. EACH PURCHASER OF DEBENTURES SHOULD CONSULT HIS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE DEBENTURES, INCLUDING THE APPLICABILITY AND THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND RECENT CHANGES IN APPLICABLE TAX LAWS.

     The Company has been advised by Baker & Botts, L.L.P., counsel to the Company ("Counsel"), that, on the basis of current laws, regulations and administrative and judicial standards, all of which are subject to change, the Debentures will be treated as indebtedness for United States federal income tax purposes. Counsel has further advised the Company that, while the following does not purport to discuss all tax matters relating to the Debentures, on the assumption that the Debentures will be treated as indebtedness, the following are the material federal income tax consequences of the ownership and disposition of the Debentures, subject to the qualifications set forth above. In providing this advice, Counsel has relied upon the accuracy of the information in this Prospectus Supplement and other public filings by the Company and upon certain representations of the Company.

ORIGINAL ISSUE DISCOUNT

     The Debentures will be issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price (the initial price at which a Debenture is sold as set forth on the cover page of this Prospectus Supplement) and the stated Redemption Price at maturity of the Debenture constitutes original issue discount ("Original Issue Discount"). Holders of the Debentures will be required to include Original Issue Discount in income periodically over the term of the Debentures before receipt of the cash or other payment attributable to such income.

     For United States federal income tax purposes, each Holder of a Debenture generally must include in gross income a portion of the Original Issue Discount in each taxable year during which the Debenture is held in an amount equal to the Original Issue Discount that accrues on the Debenture during such period, determined by using a constant yield to maturity method. The Original Issue Discount included in income for each year will be calculated under a compounding formula that will result in the allocation of less Original Issue Discount to the earlier years of the term of the Debenture and more Original Issue Discount to later years. For the approximate cumulative total amount of the Original Issue Discount accrued annually, see the chart under "Description of Debentures -- Redemption of Debentures at the Option of the Company." Any amount included in income as Original Issue Discount will increase a Holder's tax basis in the Debenture.

CONVERSION

     A Holder's conversion of a Debenture into Common Stock is not a taxable event (except with respect to cash received in lieu of a fractional share of Common Stock). The Holder's tax basis in the Common Stock received on conversion of a Debenture will be the same as the Holder's adjusted tax basis in the Debenture at the time of conversion (exclusive of any basis allocable to a fractional share of Common Stock), and the holding period of the Common Stock received on conversion will include the holding period of the Debenture converted, except that it is possible that the holding period of the Common Stock allocable to accrued Original Issue Discount will commence on the day following the date of the conversion.

OTHER DISPOSITION

     If a Holder elects to exercise his option to tender a Debenture to the Company on a Purchase Date and the Company issues Common Stock in satisfaction of the Purchase Price, such exchange will be treated the same as a conversion.

     If a Holder elects to exercise his option to tender a Debenture to the Company on a Purchase Date and the Company delivers a combination of cash and Common Stock in satisfaction of the Purchase Price, such Holder will recognize gain (but not loss) to the extent that the cash and the value of the Common Stock received exceeds the Holder's adjusted tax basis in the Debenture, but in no event will any such gain exceed the amount of cash received. A Holder's basis in the Common Stock received would be the same as the Holder's basis in the Debenture put to the Company by the Holder (exclusive of any basis allocable to a fractional share), decreased by the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized by the Holder (other than gain with respect to a fractional share). The holding period for the Common Stock received in the exchange will include the holding period for the Debenture tendered, except that it is possible that the holding period of the Common Stock allocable to accrued Original Issue Discount will commence on the day following the Purchase Date.

     If a Holder elects to exercise his option to tender a Debenture to the Company on a Purchase Date or a Change in Control Purchase Date and the Holder receives cash, such a tender will be a taxable sale. The Holder will recognize gain or loss upon the sale, to the extent that the cash received in satisfaction of the Purchase Price or the Change in Control Purchase Price is more or less than the Holder's adjusted tax basis in the tendered Debenture.

     If a Holder sells a Debenture in the market, it will be a taxable sale with the same results as a tender to the Company with a payment in cash.

     Under the Taxpayer Relief Act of 1997, net capital gain (I.E., generally, capital gain in excess of capital loss) recognized by a Holder who is an individual upon the disposition of a Debenture that has been held for more than 18 months will generally be subject to tax at a rate not to exceed 20%. Net capital gain recognized by such a Holder upon the disposition of a Debenture that has been held for more than 12 months but for not more than 18 months will continue to be subject to tax at a rate not to exceed 28% and capital gain recognized from the disposition of a Debenture that has been held for 12 months or less will continue to be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will continue to be subject to tax at the ordinary income tax rates applicable to corporations.

     If the Debentures are or become actively traded, within the meaning of certain statutory provisions relating to straddles, then, under a literal interpretation of those provisions, each Debenture might be considered part of a straddle because of the option of the Holder to require the Company to purchase the Debenture on a Purchase Date. If a Debenture were part of a straddle, then the normal rules applicable to the holding period of the Debentures would not apply and certain other consequences not here described would ensue. While the question is not entirely free from doubt, Counsel considers it unlikely that debt instruments having terms like those of the Debentures would be considered to come within the straddle rules. Holders should consult their own tax advisors on this matter.

CONSTRUCTIVE DIVIDEND

     If at any time the Company makes a distribution of property to its shareholders that would be taxable to such shareholders as a dividend for United States federal income tax purposes and, in accordance with the antidilution provisions of the Debentures, the Conversion Rate of the Debentures is increased, such increase may be deemed to be the payment of a taxable dividend to Holders of the Debentures. For example, an increase in the Conversion Rate in the event of distributions of evidences of indebtedness or assets of the Company or an increase in the event of an Extraordinary Cash Dividend will generally result in deemed dividend treatment to Holders of the Debentures, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for Common Stock will not. In addition, if the Conversion Rate is increased at the discretion of the Company, such increase may result in deemed dividend treatment to Holders of the Debentures. See "Description of Debentures -- Conversion Rights."

TAX EVENT

     The modification of the terms of the Debentures by the Company upon a Tax Event as described in "Description of Debentures -- Optional Conversion to Semiannual Coupon Note upon Tax Event" will not be a taxable event to Holders of the Debentures. However, such modification could affect the timing of income recognition by the Holders thereafter with respect to the semiannual payments of interest due on the Debentures after the Option Exercise Date.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company, the principal amount at maturity of Debentures set forth opposite their respective names below:

                                        PRINCIPAL AMOUNT
                                          AT MATURITY
             UNDERWRITER                 OF DEBENTURES
-------------------------------------   ----------------
Smith Barney Inc.....................     $255,715,500
Morgan Stanley & Co. Incorporated....      255,715,500
                                        ----------------
     Total...........................     $511,431,000
                                        ================

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Debentures offered hereby (other than those subject to the over-allotment option described below) if any Debentures are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that they propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such offering price less a concession not in excess of 0.703% of the principal amount at maturity of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount at maturity of the Debentures to other dealers. After the initial offering, the public offering price and such concessions may be changed.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to an additional $76,714,000 principal amount at maturity of Debentures at the public offering price less the underwriting discount, plus accrued Original Issue Discount, if any, accrued from the Issue Date, computed on a semiannual bond equivalent basis. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the Debentures that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the principal amount at maturity of Debentures subject to such option proportionate to such Underwriters' initial commitment.

     The Company has agreed not to offer, sell or contract to sell, or otherwise dispose of, or announce the offering of, any shares of Common Stock, or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 90 days from the date of this Prospectus Supplement without the prior written consent of Smith Barney Inc., subject to certain exceptions.

     The current executive officers and directors of the Company have agreed not to offer, sell or contract to sell, or otherwise dispose of, any shares of Common Stock, or any securities convertible into, or exchangeable for, or warrants, rights or options to acquire Common Stock, or enter into any agreement to do any of the foregoing, for a period of 90 days from the date of this Prospectus Supplement without the prior written consent of Smith Barney Inc., subject to certain exceptions.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the offering of the Debentures, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures or the Common Stock or both. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Debentures for their respective accounts. In addition, to cover over-allotments or to stabilize the price of the Debentures, the Underwriters may bid for, and purchase, the Debentures in the open market. Finally, the

Underwriters may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for distributing the Debentures in the offering may be reclaimed by the syndicate if the syndicate repurchases previously distributed Debentures in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the Debentures, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     There currently is no public market for the Debentures. The Debentures will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Debentures. From time to time, the Underwriters may make a market in the Debentures; however, the Underwriters are not obligated to do so and may discontinue such market-making at any time. Accordingly, there can be no assurance as to whether an active trading market for the Debentures will develop or as to the liquidity of any trading market for the Debentures.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Debentures offered hereby will be passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas, and for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas. McGlinchey Stafford, a professional limited liability company, New Orleans, Louisiana, will pass on all matters of Louisiana law in this connection. Certain United States federal income tax matters will be passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas.

                           PRIDE INTERNATIONAL, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                        PAGE
                                        -----

Report of Independent Accountants....   SF-2

Consolidated Balance Sheet as of
  December 31, 1997 and 1996.........   SF-3

Consolidated Statement of Operations
  for the years ended December 31,
  1997, 1996 and 1995................   SF-4

Consolidated Statement of Changes in
  Shareholders' Equity for the years
  ended December 31, 1997, 1996 and
  1995...............................   SF-5

Consolidated Statement of Cash Flows
  for the years ended December 31,
  1997, 1996 and 1995................   SF-6

Notes to Consolidated Financial
  Statements.........................   SF-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Pride International, Inc.:

     We have audited the consolidated balance sheet of Pride International, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in the shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pride International, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                        COOPERS & LYBRAND L.L.P.

Houston, Texas
March 16, 1998

                           PRIDE INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                              DECEMBER 31,
                                       --------------------------
                                           1997          1996
                                       ------------  ------------
               ASSETS
CURRENT ASSETS
     Cash and cash equivalents.......  $     73,539  $     10,310
     Short-term investments..........           856           460
     Trade receivables, net..........       194,973        99,531
     Parts and supplies..............        26,899        27,642
     Deferred income taxes...........         2,252         1,778
     Other current assets............        35,691        16,686
                                       ------------  ------------
          Total current assets.......       334,210       156,407
                                       ------------  ------------
PROPERTY AND EQUIPMENT, AT COST......     1,273,327       514,903
ACCUMULATED DEPRECIATION.............      (101,680)     (139,654)
                                       ------------  ------------
          Net property and
              equipment..............     1,171,647       375,249
                                       ------------  ------------
OTHER ASSETS
     Investments in and advances to
      affiliates.....................         9,092       --
     Goodwill and other intangibles,
      net............................         3,623         3,134
     Other assets....................        22,929         7,272
                                       ------------  ------------
          Total other assets.........        35,644        10,406
                                       ------------  ------------
                                       $  1,541,501  $    542,062
                                       ============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable................  $    101,318  $     31,918
     Accrued expenses................        58,412        25,785
     Short-term borrowings...........        21,055         3,300
     Current portion of long-term
      debt...........................        39,356        32,682
     Current portion of long-term
      lease obligations..............        10,336       --
                                       ------------  ------------
          Total current
              liabilities............       230,477        93,685
                                       ------------  ------------
OTHER LONG-TERM LIABILITIES..........        28,911        12,134
LONG-TERM DEBT, net of current
  portion............................       435,100       106,508
LONG-TERM LEASE OBLIGATIONS, net of
  current portion....................        36,275       --
CONVERTIBLE SUBORDINATED
  DEBENTURES.........................        52,500        80,500
DEFERRED INCOME TAXES................        72,313        47,438
MINORITY INTEREST....................           768       --
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
     Common stock, no par value;
      100,000,000 shares authorized;
      50,097,120 and 28,571,876
      shares issued and 50,042,900
      and 28,517,656 shares
      outstanding, respectively......             1             1
     Paid-in capital.................       522,946       143,581
     Treasury stock, at cost.........          (191)         (191)
     Retained earnings...............       162,401        58,406
                                       ------------  ------------
          Total shareholders'
              equity.................       685,157       201,797
                                       ------------  ------------
                                       $  1,541,501  $    542,062
                                       ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                           PRIDE INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            YEAR ENDED DECEMBER 31,
                                       ----------------------------------
                                          1997        1996        1995
                                       ----------  ----------  ----------
REVENUES.............................  $  699,788  $  407,174  $  263,599
OPERATING COSTS......................     458,861     292,599     187,203
                                       ----------  ----------  ----------
     Gross Margin....................     240,927     114,575      76,396
DEPRECIATION AND AMORTIZATION........      58,661      29,065      16,657
SELLING, GENERAL AND
  ADMINISTRATIVE.....................      73,881      45,368      32,418
                                       ----------  ----------  ----------
EARNINGS FROM OPERATIONS.............     108,385      40,142      27,321
                                       ----------  ----------  ----------
OTHER INCOME (EXPENSE)
     Other income....................      77,844       1,902         638
     Interest income.................       3,773       2,410         740
     Interest expense................     (34,368)    (13,635)     (6,276)
                                       ----------  ----------  ----------
          Total other income
             (expense), net..........      47,249      (9,323)     (4,898)
                                       ----------  ----------  ----------
EARNINGS BEFORE INCOME TAXES.........     155,634      30,819      22,423
INCOME TAX PROVISION.................      51,639       8,091       7,064
                                       ----------  ----------  ----------
NET EARNINGS.........................  $  103,995  $   22,728  $   15,359
                                       ==========  ==========  ==========
NET EARNINGS PER SHARE
     Basic...........................  $     2.42  $      .85  $      .63
     Diluted.........................  $     2.16  $      .77  $      .61
WEIGHTED AVERAGE SHARES OUTSTANDING
     Basic...........................      43,036      26,719      24,551
     Diluted.........................      49,143      33,755      25,128

   The accompanying notes are an integral part of the consolidated financial statements.

                           PRIDE INTERNATIONAL, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                            COMMON STOCK                  TREASURY                    TOTAL
                                          ----------------    PAID-IN      STOCK      RETAINED    SHAREHOLDERS'
                                          SHARES    AMOUNT    CAPITAL     AT COST     EARNINGS       EQUITY
                                          ------    ------    --------    --------    --------    -------------
BALANCE -- DECEMBER 31, 1994............  24,028     $  1     $ 91,256     $ (191)    $ 20,319      $ 111,385
     Net earnings.......................    --       --          --         --          15,359         15,359
     Issuance of common stock in
       connection with acquisition......     525     --          3,279      --           --             3,279
     Exercise of stock options..........     256     --            739      --           --               739
     Tax benefit of non-qualified stock
       options..........................    --       --            477      --           --               477
                                          ------    ------    --------    --------    --------    -------------
BALANCE -- DECEMBER 31, 1995............  24,809        1       95,751       (191)      35,678        131,239
     Net earnings.......................    --       --          --         --          22,728         22,728
     Issuance of common stock in public
       offerings, net of offering
       costs............................   3,450     --         45,641      --           --            45,641
     Issuance of common stock in
       connection with acquisition......       4     --             29      --           --                29
     Exercise of stock options..........     255     --          1,338      --           --             1,338
     Tax benefit of non-qualified stock
       options..........................    --       --            822      --           --               822
                                          ------    ------    --------    --------    --------    -------------
BALANCE -- DECEMBER 31, 1996............  28,518        1      143,581       (191)      58,406        201,797
     Net earnings.......................    --       --          --         --         103,995        103,995
     Issuance of common stock in public
       offerings, net of offering
       costs............................   7,257     --        168,400      --           --           168,400
     Issuance of common stock in
       connection with acquisition......  11,099     --        172,422      --           --           172,422
     Issuance of common stock in
       connection with conversion of
       debentures.......................   2,286     --         27,463      --           --            27,463
     Exercise of stock options..........     883     --          6,138      --           --             6,138
     Tax benefit of non-qualified stock
       options..........................    --       --          4,942      --           --             4,942
                                          ------    ------    --------    --------    --------    -------------
BALANCE -- DECEMBER 31, 1997............  50,043     $  1     $522,946     $ (191)    $162,401      $ 685,157
                                          ======    ======    ========    ========    ========    =============

   The accompanying notes are an integral part of the consolidated financial statements.

                           PRIDE INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                              YEAR ENDED DECEMBER 31,
                                       -------------------------------------
                                          1997         1996         1995
                                       -----------  -----------  -----------
OPERATING ACTIVITIES
     Net earnings....................  $   103,995  $    22,728  $    15,359
     Adjustments to reconcile net
       earnings to net cash provided
       by operating activities --
          Depreciation and
             amortization............       58,661       29,065       16,657
          Gain on sale of assets.....      (83,845)        (815)      (1,544)
          Effect of exchange rates...        3,736         (437)        (142)
          Deferred tax provision.....       13,692        5,882        4,602
          Changes in assets and
             liabilities, net of
             effects of
             acquisitions --
               Trade receivables.....      (37,963)     (16,438)      (4,493)
               Parts and supplies....          743       (2,303)      (2,866)
               Other assets..........      (11,696)      (2,330)      (1,914)
               Accounts payable......       38,886         (735)         119
               Accrued expenses and
                  other..............      (25,645)     (13,400)       1,391
                                       -----------  -----------  -----------
                     Net cash
                       provided by
                       operating
                       activities....       60,564       21,217       27,169
                                       -----------  -----------  -----------
INVESTING ACTIVITIES
     Purchase of net assets of
       acquired entities, including
       acquisition costs, less cash
       acquired......................     (369,432)    (119,067)      (8,144)
     Purchases of property and
       equipment.....................     (268,307)     (61,711)     (40,636)
     Proceeds from dispositions of
       property and equipment........      131,536       14,438        6,862
     Proceeds from sales of
       short-term investments........          836        6,047        1,250
     Purchases of short-term
       investments...................         (686)      (1,045)        (360)
     Other...........................      --              (733)        (485)
                                       -----------  -----------  -----------
                     Net cash used in
                       investing
                       activities....     (506,053)    (162,071)     (41,513)
                                       -----------  -----------  -----------
FINANCING ACTIVITIES
     Proceeds from issuance of common
       stock.........................      168,400       45,641      --
     Proceeds from exercise of stock
       options.......................        6,138        1,338          739
     Proceeds from issuance of
       convertible subordinated
       debentures....................      --            77,585      --
     Proceeds from debt borrowings...      533,145       89,362       27,535
     Reduction of debt...............     (198,965)     (72,066)     (10,410)
     Other...........................      --                 9         (195)
                                       -----------  -----------  -----------
                     Net cash
                       provided by
                       financing
                       activities....      508,718      141,869       17,669
                                       -----------  -----------  -----------
NET INCREASE IN CASH AND CASH
EQUIVALENTS..........................       63,229        1,015        3,325
CASH AND CASH EQUIVALENTS, beginning
  of period..........................       10,310        9,295        5,970
                                       -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, end of
  period.............................  $    73,539  $    10,310  $     9,295
                                       ===========  ===========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                           PRIDE INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION AND BASIS OF PRESENTATION

     Pride International, Inc. (the "Company") is a Louisiana corporation which was organized in 1988 as the successor to a company originally incorporated in 1968. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments having maturities of three months or less at the date of purchase to be cash equivalents.

  SHORT-TERM INVESTMENTS

     Short-term investments include marketable securities, which in the case of debt instruments have maturities in excess of three months but less than one year at the date of purchase, are classified as available for sale and are carried at the lower of cost or market value. There were no material differences between cost and fair market value as of December 31, 1997 and 1996.

  PARTS AND SUPPLIES

     Parts and supplies consist of spare rig parts and supplies held for use in operations and are valued at the lower of weighted average cost or market value.

  PROPERTY AND EQUIPMENT

     Property and equipment are carried at original cost or adjusted net realizable value, as applicable. Major renewals and improvements are capitalized and depreciated over the respective asset's useful life. Maintenance and repair costs are charged to expense as incurred. When assets are sold or retired, the remaining costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

     For financial reporting purposes, depreciation of property and equipment is provided using the straight line method based upon expected useful lives of each class of assets. Estimated useful lives of the assets for financial reporting purposes are as follows:

                                         YEARS
                                       ---------
Rigs and rig equipment...............     5-25
Transportation equipment.............     3-7
Buildings and improvements...........    10-20
Furniture and fixtures...............       5

     Rigs and rig equipment have salvage values ranging from $150,000 to $8,000,000 with such values not exceeding 10% of the cost of the rig.

  GOODWILL AND OTHER INTANGIBLES

     Goodwill represents the cost in excess of fair value of the net assets of businesses acquired and is being amortized using the straight line method over 15 years. Other intangible assets represent costs allocated to service contracts, employment contracts and covenants not to compete acquired in business acquisitions. Other intangible assets are being amortized using the straight line method over their estimated useful lives, which range from three to ten years.

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  REVENUE RECOGNITION

     The Company recognizes revenue as services are performed based upon contracted day rates and the number of operating days during the period.

  INCOME TAXES

     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates.

  FOREIGN CURRENCY TRANSLATION

     The Company accounts for translation of foreign currency in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The Company's Venezuelan operations are in a "highly inflationary" economy resulting in the use of the U.S. dollar as the functional currency. Therefore, certain assets of these operations are translated at historical exchange rates and all translation gains or losses are reflected in the period's results of operations. In the other countries in which the Company operates the local currency is considered the functional currency. Translation of assets and liabilities in those countries is made at the prevailing exchange rate as of the balance sheet date. Revenues and expenses are translated at the average rate of exchange during the period.

  CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments in U.S. Government securities and other high quality financial instruments. By policy, the Company limits the amount of credit exposure to any one financial institution or issuer. The Company's customer base consists primarily of major integrated and government-owned international oil companies as well as smaller independent oil and gas producers. Management believes the credit quality of its customers is generally high. The Company has in place insurance to cover certain exposure in its foreign operations and provides allowances for potential credit losses when necessary.

  MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

  CONDITIONS AFFECTING ONGOING OPERATIONS

     The Company's current business and operations are substantially dependent upon conditions in the oil and gas industry and, specifically, the exploration and production expenditures of oil and gas companies. The demand for contract drilling and related services is influenced by oil and gas prices, expectations about future prices, the cost of producing and delivering oil and gas, government regulations and local and international political and economic conditions. There can be no assurance that current levels of exploration and production expenditures of oil and gas companies will be maintained or that demand for the Company's services will reflect the level of such activities.

  STOCK-BASED COMPENSATION

     The Company accounts for compensation cost for stock option plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1997 and 1996 consisted of the following:

                                              DECEMBER 31,
                                       --------------------------
                                           1997          1996
                                       ------------  ------------
                                             (IN THOUSANDS)
Land.................................  $      2,812  $      3,462
Rigs and rig equipment...............     1,170,783       445,220
Transportation equipment.............        12,612        17,570
Buildings............................         8,374        10,984
Other................................           828         1,757
Construction-in-progress.............        77,918        35,910
                                       ------------  ------------
                                          1,273,327       514,903
Accumulated depreciation and
  amortization.......................      (101,680)     (139,654)
                                       ------------  ------------
     Net property and equipment......  $  1,171,647  $    375,249
                                       ============  ============

     As of December 31, 1997, construction-in-progress included approximately $38,000,000 of costs related to the acquisition and refurbishment of a tender-assisted rig and a drillship, $15,000,000 of costs related to the construction or refurbishment of three offshore platform rigs and three land-based drilling and workover rigs and $17,000,000 of costs related to the refurbishment of certain newly-acquired offshore jackup drilling rigs. Construction-in-progress as of December 31, 1996 included approximately $21,000,000 of costs related to the acquisition or refurbishment of 11 land-based drilling rigs, $5,400,000 of costs related to upgrading the rig fleet and equipment acquired from Quitral-Co S.A.I.C. ("Quitral-Co") and $6,400,000 of costs related to the construction of an offshore platform workover rig.

     The Company capitalizes interest applicable to the construction of significant additions to property and equipment. For the years ended December 31, 1997, 1996 and 1995, total interest incurred was $40,018,000, $15,550,000 and $6,526,000, respectively, of which $5,650,000, $1,915,000 and $250,000, respectively, was capitalized.

     During the years ended December 31, 1997, 1996 and 1995, maintenance and repair costs included in operating costs on the accompanying consolidated statement of operations were $51,429,000, $32,698,000 and $20,776,000, respectively.

3.  ACQUISITIONS AND DISPOSITIONS

     In May 1997, the Company acquired 13 mat-supported jackup drilling rigs (the "Jackup Rigs") for approximately $269,000,000 in cash. The acquisition was financed through the sale of Senior Notes and common stock, which was completed concurrently with the acquisition.

     In March 1997, the Company acquired the operating subsidiaries of Forasol-Foramer N.V. (collectively, "Forasol") for aggregate consideration of $285,644,000, consisting of $113,222,000 in cash and 11,099,191 shares of common stock valued at $172,422,000, based on the approximate market value of the common stock immediately prior to the date of the agreement of $15.50 per share.

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The assets acquired and liabilities assumed in the Forasol acquisition, based on the Company's preliminary purchase price allocation, were as follows:

                                        ASSETS (LIABILITIES)
                                        ---------------------
                                           (IN THOUSANDS)
Cash and cash equivalents............         $  13,438
Trade receivables....................            56,831
Deferred income taxes................             2,012
Other current assets.................            18,624
Property and equipment...............           369,527
Investments in affiliates............             9,431
Other assets.........................             5,227
Accounts payable.....................           (30,514)
Accrued expenses.....................           (57,053)
Short-term borrowings................           (15,354)
Long-term debt.......................           (31,361)
Long-term lease obligations..........           (35,514)
Other long-term liabilities..........            (4,805)
Deferred income taxes................           (12,721)
Minority interest....................            (2,124)
                                        ---------------------
     Net assets acquired.............         $ 285,644
                                        =====================

     In February 1997, the Company sold substantially all of the assets used in its U.S. land-based well servicing operations for $135,650,000 in cash. After federal and state income taxes of approximately $42,100,000, repayment of $3,877,000 of indebtedness collateralized by certain of the assets sold and $65,000 of interest accrued thereon, and repayment of $3,960,000 of lease payments on transferred assets subject to operating leases, the net proceeds to the Company were $85,648,000. The Company recognized a pretax gain on the sale of $83,553,000, which amount is included in other income on the accompanying consolidated statement of operations.

     In November 1996, the Company acquired three land-based drilling rigs and other support assets from another contractor in Argentina for $8,900,000 cash.

     In October 1996, the Company acquired all of the outstanding capital stock of Ingeser de Colombia, S.A. ("Ingeser") for aggregate consideration of $5,500,000, consisting of $4,000,000 cash and a contingent note payable to the sellers for $1,500,000. Based on the debt assumed and the working capital position of Ingeser, the transaction was valued at approximately $12,000,000. Ingeser operates seven drilling rigs and six workover rigs in the Republic of Colombia.

     In April 1996, the Company acquired all of the outstanding capital stock of Quitral-Co for an aggregate purchase price of $140,000,000, consisting of $110,000,000 in cash and a $30,000,000 installment note payable to the selling shareholders. In connection with the acquisition of Quitral-Co, the Company paid a commission of $310,000 to a director of the Company.

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The assets acquired and liabilities assumed in the Quitral-Co acquisition were as follows:

                                        ASSETS (LIABILITIES)
                                        --------------------
                                           (IN THOUSANDS)
Cash and cash equivalents............         $  5,564
Short-term investments...............            2,851
Trade receivables....................           35,189
Parts and supplies...................           15,618
Deferred income taxes................            1,300
Other current assets.................            3,814
Property and equipment...............          161,420
Other assets.........................                2
Accounts payable.....................          (21,710)
Accrued expenses.....................          (23,462)
Long-term debt.......................          (13,936)
Deferred income taxes................          (26,650)
                                        --------------------
     Net assets acquired.............         $140,000
                                        ====================

     Each of the acquisitions discussed above was recorded using the purchase method of accounting. The operating results of each acquisition have been included in the Company's consolidated results of operations from the date of acquisition.

     Unaudited pro forma results of operations assuming the acquisitions of Quitral-Co, Forasol and the Jackup Rigs and the sale of the Company's U.S. land-based well servicing operations had occurred on January 1, 1996, are as follows:

                                        YEAR ENDED DECEMBER
                                                31,
                                       ----------------------
                                          1997        1996
                                       ----------  ----------
                                       (IN THOUSANDS, EXCEPT
                                         PER SHARE AMOUNTS)
Revenues.............................  $  755,952  $  622,712
Net earnings.........................  $   52,050  $   16,994
Earnings per share
     Basic...........................  $     1.12  $      .45
     Diluted.........................  $     1.03  $      .45

     The pro forma results of operations presented above do not purport to be indicative of the results of operations of the Company that might have occurred if such transactions had occurred as of January 1, 1996, nor are they indicative of future results.

4.  DEBT

  SHORT-TERM BORROWINGS

     The Company has agreements with several banks for short-term lines of credit denominated in U.S. dollars, French francs and Argentine pesos. The facilities are renewable annually and bear interest at variable rates based on LIBOR for the U.S. dollar and Argentine peso denominated facilities, and PIBOR for the French franc denominated facilities. The interest rates on such borrowings at December 31, 1997 ranged from 6.25% to 9.00%. As of December 31, 1997, $21,055,000 was outstanding under these facilities and $11,445,000 was available.

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  LONG-TERM DEBT

     Long-term debt at December 31, 1997 and 1996 consisted of the following:

                                            DECEMBER 31,
                                       ----------------------
                                          1997        1996
                                       ----------  ----------
                                           (IN THOUSANDS)
Senior Notes.........................  $  325,000  $   --
Collateralized term loans............      79,009      46,169
Limited-recourse collateralized term
  loans..............................      35,210      38,935
Other notes payable
     Note payable to sellers.........      11,000      23,000
     Eximbank notes payable..........       6,533       8,900
     Notes payable...................      13,667       4,033
     Loan obligations to customers...       4,037      --
     Acquisition note payable........      --           3,877
     Secured bank facility...........      --          14,276
Credit Facility......................      --          --
                                       ----------  ----------
                                          474,456     139,190
Current portion of long-term debt....      39,356      32,682
                                       ----------  ----------
          Long-term debt, net of
          current portion............  $  435,100  $  106,508
                                       ==========  ==========

     Based on rates currently available to the Company for debt with similar terms and remaining maturities, the Company believes that the recorded value of all its long-term debt approximates fair market value as of December 31, 1997 and 1996.

  SENIOR NOTES

     In May 1997, the Company issued $325,000,000 of 9 3/8% Senior Notes due May 1, 2007 (the "Senior Notes"). Interest on the Senior Notes is payable semi-annually on May 1 and November 1 of each year, commencing November 1, 1997. The Senior Notes are not redeemable prior to May 1, 2002, after which they will be redeemable, in whole or in part, at the option of the Company at redemption prices starting at 104.688% and declining to 100% by May 1, 2005. In the event the Company consummates a public equity offering on or prior to May 1, 2000, the Company at its option may use all or a portion of the proceeds from such public equity offering to redeem up to $108,333,000 principal amount of the Senior Notes at a redemption price equal to 109.375% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of redemption.

     The indenture governing the Senior Notes contains provisions which limit the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, enter into mergers and consolidations, pay cash dividends on its capital stock, make acquisitions, sell assets or change its business.

     Net proceeds from the issuance of Senior Notes totaled approximately $316,600,000, after deducting underwriting discounts and estimated offering expenses.

  COLLATERALIZED TERM LOANS

     In April 1996, the Company completed two separate financing arrangements with lending institutions pursuant to which it borrowed an aggregate amount of $40,000,000 and an additional $6,500,000 in November 1996. The collateralized term loans bore interest initially at a floating rate of prime plus 0.5% and are repayable in monthly installments of principal and interest over a period of five to six years. In December 1996, the Company elected to convert the interest on the term loans to a fixed rate basis. As a

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

result, the collateralized term loans currently bear interest at fixed rates ranging from 7.95% to 8.50% per annum. The loans are collateralized by certain of the Company's domestic offshore rig fleet and ancillary equipment. The loan agreements include restrictive financial covenants with respect to cash flow coverage and tangible net worth.

     In connection with the March 1997 Forasol acquisition, the Company assumed certain borrowing arrangements with various banks, including a $20 million bank loan, payable in semi-annual installments each August and February through 2002. The loan bears interest at a stated rate of six-month LIBOR plus a margin ranging from 1.25% to 2.50%. In conjunction with this loan, Forasol simultaneously entered into an interest rate swap agreement with a notional amount of $20 million, which fixed the rate of interest on this loan at 7.55% over the term of the debt agreement. A semisubmersible rig is pledged as security for this loan. The Company also assumed a $30 million bank loan, secured by another semisubmersible rig, payable in semi-annual installments beginning May 1997 through 2003, which bears interest at a rate of LIBOR plus a margin ranging from 1.00% to 2.00%.

  LIMITED-RECOURSE COLLATERALIZED TERM LOANS

     During 1994, the Company entered into long-term financing arrangements with two Japanese trading companies in connection with the construction and operation of two floating barge rigs. The term loans are collateralized by the barge rigs and related charter contracts. The loans are being repaid from the proceeds of the related charter contracts in equal monthly installments of principal and interest through July 2004. In addition, a portion of contract proceeds is being held in trust to assure that timely payment of future debt service obligations is made. At December 31, 1997, $2,435,000 of such contract proceeds, which amount is included in cash and cash equivalents on the accompanying consolidated balance sheet, are being held in trust as security for the lenders, and are not presently available for use by the Company.

  OTHER NOTES PAYABLE

     Other notes payable consists of an acquisition note payable to sellers, Eximbank loans for the purchase and import of goods manufactured in the United States into other countries, notes payable in connection with financed insurance premiums and miscellaneous loan obligations to customers.

  CREDIT FACILITY

     In March 1997, the Company entered into a senior secured revolving credit facility with a group of banks (as amended and restated in December 1997, the "Credit Facility") under which up to $100 million (including $25 million for letters of credit) is available. Availability under the Credit Facility is limited to a borrowing base based on the fair market value of collateral. The Credit Facility is collateralized by the accounts receivable, inventory and intangibles of the Company and its domestic subsidiaries, two-thirds of the stock of the Company's foreign subsidiaries, the stock of the Company's domestic subsidiaries and certain other assets. The Credit Facility terminates in December 2000. Borrowings under the Credit Facility bear interest at a variable rate based on either the prime rate or LIBOR.

     The Credit Facility limits the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, enter into mergers and consolidations, pay cash dividends on its capital stock, make acquisitions, sell assets or change its business without prior consent of the lenders. Under the Credit Facility, the Company must maintain certain financial ratios, including:
(i) funded debt to pro forma EBITDA, (ii) funded debt to capitalization, (iii) adjusted EBITDA to debt service and (iv) minimum tangible net worth.

  CONVERTIBLE SUBORDINATED DEBENTURES

     In January 1996, the Company completed the public sale of $80,500,000 principal amount of 6 1/4% convertible subordinated debentures. The debentures, which are due February 15, 2006, are convertible into

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

common stock of the Company at a price of $12.25 per share. The debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 1, 1999, at an initial redemption price of 103.125% of the principal amount and declining to 100% of the principal amount by February 15, 2002. Interest is payable semi-annually on February 15 and August 15 of each year, commencing August 15, 1996.

     During 1997, an aggregate of $28,000,000 principal amount of the debentures was converted into 2,285,712 shares of common stock. In connection therewith, the Company paid an aggregate of $3,732,000 in cash to induce such conversions. Such amount has been included in other income in the accompanying consolidated statement of operations. As of December 31, 1997, the remaining $52,500,000 principal amount of the debentures had a fair value of $108,214,000, based on quoted market prices.

     Future maturities of long-term debt are as follows:

                                            AMOUNT
                                        --------------
                                        (IN THOUSANDS)
1998.................................      $ 39,356
1999.................................        26,845
2000.................................        25,206
2001.................................        21,735
2002.................................        16,702
Thereafter...........................       344,612
                                        --------------
          Total long-term debt.......      $474,456
                                        ==============

     In addition to the above, subsequent to December 31, 1997, the Company obtained a commitment from a group of banks to provide up to $110,000,000 in loans to finance its acquisition of certain equipment to be installed on the drillship more fully described in Note 11. The loans will be secured by such equipment and will bear interest at a rate of LIBOR plus 1.25% per annum. The Company has agreed to sell such equipment to the joint venture formed to construct, own and operate the drillship on or before the date the customer accepts delivery of the drillship under the charter, which is anticipated to be mid-1999, and expects to repay such loan from such sales proceeds.

5.  FINANCIAL INSTRUMENTS

     The Company's operations are subject to foreign exchange risks principally related to the Argentine peso, the Venezuelan bolivar, the Colombian peso and the French franc. The Company attempts to limit its exposure to foreign currency exchange risks by obtaining contracts providing for payment in U.S. dollars or freely convertible foreign currency. Moreover, the Company purchases forward exchange contracts to hedge its French franc denominated expenses. These contracts are accounted for as hedges to the extent they relate to anticipated expenses.

     Realized and unrealized gains or losses on forward exchange contracts which are designated as, and are effective as, hedges are deferred and are recognized in results of operations when expenses are recognized. The cash flows from these transactions are classified consistent with the cash flows for the transaction being hedged. Deferred gains and losses are recognized in results of operations if the hedge is no longer effective.

     Gains or losses on forward exchange contracts that are not hedges are reported in results of operations as exchange rates change.

     As of December 31, 1997, the Company had approximately $41,000,000 notional amount of forward exchange contracts, principally French francs, to buy foreign currency to hedge anticipated expenses in 1998. The exchange rate on the contracts ranges from 5.34 to 6.01 French francs to the U.S. dollar. The

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

exchange rate as of December 31, 1997 was 5.99 French francs to the U.S. dollar. The fair market value of all forward exchange contracts based on quoted market prices of comparable instruments was a liability of $2,278,000 as of December 31, 1997. The value of the contracts upon ultimate settlement is dependent upon actual currency exchange rates at the various maturity dates during 1998. There were no such contracts outstanding as of December 31, 1996.

6.  LEASES

     The Company has entered into agreements with a financial institution for the sale and leaseback of up to $22,000,000 of equipment to be used in the Company's business. The Company has received aggregate proceeds of $15,900,000 pursuant to these facilities attributable to two offshore platform rigs placed in service in 1996. The Company has purchase and lease renewal options at projected future fair market values under the agreements. The leases have been classified as operating leases for financial statement purposes. The net book value of the equipment has been removed from the balance sheet and the excess of funding over such net book value has been deferred and is being amortized as a reduction of lease expense over the maximum lease term of five years. Rentals on these transactions total $3,071,000 annually.

     In connection with the acquisition of Forasol, the Company assumed capital lease obligations pursuant to a sale and leaseback agreement of three tender-assisted rigs. The obligations are payable in semi-annual installments through October 2002, and bear interest at 7.67%. In October 1997, the lease was expanded by $11,000,000 in respect of the financing of a new derrick set for a tender-assisted rig. The additional obligation is repayable in semi-annual installments through October 2002, and bears interest at 7.80%.

     Future maturities of capital lease obligations are as follows:

                                            AMOUNT
                                        --------------
                                        (IN THOUSANDS)
1998.................................      $ 11,201
1999.................................        11,201
2000.................................        11,201
2001.................................        11,200
2002.................................        11,200
Thereafter...........................         1,427
                                        --------------
                                             57,430
Less amounts representing interest...       (10,819)
                                        --------------
                                             46,611
Current portion of long-term lease
  obligations........................        10,336
                                        --------------
     Long-term lease obligations, net
       of current portion............      $ 36,275
                                        ==============

     Rental expense for operating leases for equipment, vehicles and various facilities of the Company for the years ended December 31, 1997, 1996 and 1995 was $26,760,000, $19,449,000 and $9,503,000, respectively.

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  INCOME TAXES

     The components of the income tax provision were as follows:

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1997       1996       1995
                                       ---------  ---------  ---------
                                               (IN THOUSANDS)
United States:
     Federal:
          Current....................  $  27,221  $    (243) $   1,650
          Deferred...................      6,427      2,762      3,616
                                       ---------  ---------  ---------
               Total -- Federal......     33,648      2,519      5,266
                                       ---------  ---------  ---------
     State:
          Current....................      1,601        (14)        89
          Deferred...................        378        203        201
                                       ---------  ---------  ---------
               Total -- State........      1,979        189        290
                                       ---------  ---------  ---------
               Total -- United
                 States..............     35,627      2,708      5,556
                                       ---------  ---------  ---------
Foreign:
     Current.........................      9,125      2,466        723
     Deferred........................      6,887      2,917        785
                                       ---------  ---------  ---------
               Total Foreign.........     16,012      5,383      1,508
                                       ---------  ---------  ---------
                   Income tax
                     provision.......  $  51,639  $   8,091  $   7,064
                                       =========  =========  =========

     The difference between the effective federal income tax rate reflected in the income tax provision and the amounts which would be determined by applying the statutory federal tax rate to earnings before income taxes is summarized as follows:

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1997       1996       1995
                                       ---------  ---------  ---------
U.S. statutory rate..................       35.0%      34.0%      34.0%
Foreign..............................       (3.1)      (8.0)      (7.1)
State and local taxes................        1.3        0.6        1.3
Other................................     --           (0.3)       3.3
                                       ---------  ---------  ---------
          Effective tax rate.........       33.2%      26.3%      31.5%
                                       =========  =========  =========

     The domestic and foreign components of earnings before income taxes were as follows:

                                           YEAR ENDED DECEMBER 31,
                                       --------------------------------
                                          1997       1996       1995
                                       ----------  ---------  ---------
                                                (IN THOUSANDS)
Domestic.............................  $   96,560  $   8,076  $  13,302
Foreign..............................      59,074     22,743      9,121
                                       ----------  ---------  ---------
          Earnings before income
             taxes...................  $  155,634  $  30,819  $  22,423
                                       ==========  =========  =========

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1997 and 1996 were as follows:

                                           DECEMBER 31,
                                       --------------------
                                         1997       1996
                                       ---------  ---------
Deferred tax liabilities:
     Depreciation....................  $  71,524  $  50,704
     Other...........................      2,792      2,085
                                       ---------  ---------
          Total deferred tax
             liabilities.............     74,316     52,789
                                       ---------  ---------
Deferred tax assets:
     Foreign net operating loss
       carryforwards.................     (8,256)    (3,883)
     Insurance claims................       (318)      (461)
     Other...........................     (1,930)    (3,291)
                                       ---------  ---------
          Total deferred tax
             assets..................    (10,504)    (7,635)
     Valuation allowance for deferred
       tax assets....................      6,249        506
                                       ---------  ---------
          Net deferred tax assets....     (4,255)    (7,129)
                                       ---------  ---------
          Net deferred tax
             liability...............  $  70,061  $  45,660
                                       =========  =========

     The Company has recognized a valuation allowance as of December 31, 1997 and 1996 for certain foreign net operating loss carryforwards due to uncertainties regarding the Company's ability to realize such tax benefits. The change in the valuation allowance is the result of such additional allowance.

     Applicable U.S. income taxes have not been provided on approximately $71,400,000 of undistributed earnings of the Company's foreign subsidiaries. The Company considers such earnings to be permanently invested outside the U.S. These earnings could be subject to U.S. income tax if distributed to the Company as dividends or otherwise. The Company anticipates that foreign tax credits would substantially reduce the amount of U.S. income tax that would be payable if these earnings were to be repatriated.

8.  NET EARNINGS PER SHARE

     In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share"("SFAS No. 128"). Accordingly, earnings per share in the consolidated financial statements has been restated for all periods presented to comply with the requirements of SFAS No. 128.

     In accordance with SFAS No. 128, basic net earnings per share has been computed based on the weighted average number of shares of common stock outstanding during the applicable period. Diluted net earnings per share has been computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period, as if the convertible subordinated debentures were converted into common stock on the date of sale, after giving retroactive effect to the elimination of interest expense, net of income tax effect, applicable to the convertible subordinated debentures.

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents information necessary to calculate basic and diluted net earnings per share:

                                           YEAR ENDED DECEMBER 31,
                                       --------------------------------
                                          1997       1996       1995
                                       ----------  ---------  ---------
                                            (IN THOUSANDS, EXCEPT
                                              PER SHARE AMOUNTS)
Net earnings (numerator).............  $  103,995  $  22,728  $  15,359
Interest expense on convertible
  subordinated debentures............       3,700      4,955     --
Income tax effect....................      (1,335)    (1,784)    --
                                       ----------  ---------  ---------
     Adjusted net earnings
       (numerator)...................  $  106,360  $  25,899  $  15,359
                                       ==========  =========  =========
Weighted average shares outstanding
  (denominator)......................      43,036     26,719     24,551
Convertible subordinated
  debentures.........................       4,779      6,106     --
Stock options and warrants...........       1,328        932        577
                                       ----------  ---------  ---------
     Adjusted weighted average shares
       outstanding (denominator).....      49,143     33,757     25,128
                                       ==========  =========  =========
          Basic earnings per share...  $     2.42  $     .85  $     .63
                                       ==========  =========  =========
          Diluted earnings per
             share...................  $     2.16  $     .77  $     .61
                                       ==========  =========  =========

9.  EMPLOYEE BENEFITS

     The Company has a salary deferral plan covering its employees whereby employees may elect to contribute up to 15% of their annual compensation. The Company may at its discretion make matching contributions with respect to an employee's salary contribution of up to $1,000 or 6.00% of compensation, whichever is less. The Company made matching contributions to the plan for the years ended December 31, 1997, 1996, and 1995 totaling $817,000, $219,000, and
$229,000, respectively.

     In 1993, the Company established a deferred compensation plan providing officers and key employees with the opportunity to participate in an unfunded deferred compensation program titled the "401(k) Restoration Plan." The 401(k) Restoration Plan is a non-qualified plan which allows certain employees to defer up to 100% of base compensation and bonuses earned.

10.  SHAREHOLDERS' EQUITY

  COMMON STOCK

     In July 1996, the Company completed the public sale of 3,450,000 shares of common stock, which resulted in net proceeds to the Company of approximately $45,641,000. Approximately $20,200,000 of such net proceeds was used to repay outstanding indebtedness, approximately $12,000,000 was used to finance the construction of two platform rigs for the Company's offshore fleet and approximately $7,000,000 was used to fund various capital projects for Quitral-Co, including rig upgrades and expansion of its rig transportation fleet. The balance of the net proceeds, $6,441,000, was used for general working capital needs of the Company.

     In May 1997, concurrently with the issuance of the Senior Notes, the Company also sold 4,391,505 shares of common stock in a public offering. Net proceeds from the public sale of common stock totaled approximately $70,881,000, after deducting underwriting discounts and estimated offering expenses. Of such net proceeds, approximately $45,000,000 was used to repay the balance outstanding under the Credit Facility and approximately $5,000,000 was used to repay certain other indebtedness. The balance of the proceeds from the offerings was used for general corporate purposes, including capital projects.

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In November 1997, the Company sold 2,865,000 shares of common stock in a public offering. Net proceeds from the public sale of common stock were approximately $97,000,000 after deducting underwriting discounts and estimated offering expenses. The Company used approximately $40,000,000 of such net proceeds to repay certain indebtedness, including $25,000,000 to repay borrowings under the Credit Facility, $30,000,000 of such net proceeds to fund the construction of three land rigs to be deployed in Venezuela and the balance for general corporate purposes.

  STOCK OPTION PLANS

     The Company has a Long-Term Incentive Plan which provides for the granting or awarding of stock options, restricted stock, stock appreciation rights and stock indemnification rights to officers and other key employees. The number of shares authorized and reserved for issuance under the Long-Term Incentive Plan is limited to 13.00% of total issued and outstanding shares, subject to adjustment in the event of certain changes in the Company's corporate structure or capital stock. Stock options may be exercised in whole or in part beginning six months after termination of employment or one year after retirement, total disability or death of an employee.

     In 1993, the shareholders of the Company approved and ratified the 1993 Directors' Stock Option Plan. The purpose of the plan is to afford the Company's directors who are not full-time employees of the Company or any subsidiary of the Company an opportunity to acquire a greater proprietary interest in the Company. A maximum of 200,000 shares of the Company's common stock is to be available for purchase upon the exercise of options granted pursuant to the 1993 Directors' Stock Option Plan. The exercise price of options is the fair market value per share on the date the option is granted. Directors' stock options vest over two years at the rate of 50% per year and expire ten years from date of grant.

     Stock option transactions pursuant to the Long-Term Incentive Plan and the 1993 Directors' Stock Option Plan for the last three years are summarized as follows:

                               LONG-TERM INCENTIVE PLAN          1993 DIRECTORS' PLAN
                            ------------------------------   -----------------------------
                                  PRICE          SHARES            PRICE          SHARES
                            -----------------  -----------   ------------------  ---------
Outstanding as of
  December 31, 1994......                        1,926,350                          39,000
    Granted..............        $6.875            483,000    $8.375 - $9.125       19,000
    Exercised............    $2.25 -  $6.875      (256,000)          --             --
                                               -----------                       ---------
Outstanding as of
  December 31, 1995......                        2,153,350                          58,000
    Granted..............   $9.125 - $14.125       924,000        $17.875           12,000
    Exercised............    $2.25 -  $6.875      (255,200)          --             --
                                               -----------                       ---------
Outstanding as of
  December 31, 1996......                        2,822,150                          70,000
    Granted..............   $17.25 -  $22.75     1,849,200   $19.875 - $20.625      32,000
    Exercised............    $2.25 - $14.125      (883,479)          --             --
                                               -----------                       ---------
Outstanding as of
  December 31, 1997......                        3,787,871                         102,000
                                               ===========                       =========
Exercisable as of
  December 31, 1997......                        2,431,449                          64,000
                                               ===========                       =========

     The weighted average fair values per share of options granted during the years ended December 31, 1997, 1996 and 1995 were $8.60 and $5.12 and $3.05, respectively. The fair values were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for each of the three years in the period ended December 31, 1997: dividend yield of 0.00%; volatility of approximately 37.00% for all years; risk free rate of interest ranging from 6.35% to 6.56%, 5.27% to 6.90% and 5.24% to 6.89%, respectively;
and an expected term of five years for all years.

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes information on stock options outstanding and exercisable as of December 31, 1997 pursuant to the Long-term Incentive Plan:


                                 OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                     -------------------------------------------    -----------------------------
                                    WGTD. AVG.
                                    REMAINING
     RANGE OF          SHARES         CONTR.        WGTD. AVG.        SHARES         WGTD. AVG.
 EXERCISE PRICES     OUTSTANDING       LIFE       EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
------------------   -----------    ----------    --------------    -----------    --------------
$2.25 - $ 5.00....      394,750        1.40           $ 2.57            394,750        $ 2.57
$5.01 - $ 7.00....    1,421,353        7.22           $ 7.44          1,294,071        $ 7.31
$7.01 - $22.75....    1,971,768        9.23           $19.98            742,628        $18.06
                     -----------                                    -----------
$2.25 - $22.75....    3,787,871        7.66           $13.48          2,431,449        $ 9.83
                     ===========                                    ===========

     The following table summarizes information on stock options outstanding and exercisable as of December 31, 1997 pursuant to the 1993 Directors' Stock Option
Plan:

                                 OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                     -------------------------------------------    -----------------------------
                                    WGTD. AVG.
                                    REMAINING
     RANGE OF          SHARES         CONTR.        WGTD. AVG.        SHARES         WGTD. AVG.
 EXERCISE PRICES     OUTSTANDING       LIFE       EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
------------------   -----------    ----------    --------------    -----------    --------------
$ 4.25 - $10.00...       58,000        6.25           $ 6.28             58,000        $ 6.28
$10.01 -
  $20.623.........       44,000        9.02           $19.53              6,000        $17.88
                     -----------                                    -----------
$ 4.25 -
  $20.623.........      102,000        7.45           $12.00             64,000        $ 7.37
                     ===========                                    ===========

     If the fair value based method of accounting prescribed by SFAS No. 123 had been applied, the Company's net earnings and earnings per share would approximate the pro forma amounts indicated below. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

                                       YEAR ENDED DECEMBER
                                               31,
                                       --------------------
                                         1997       1996
                                       ---------  ---------
                                          (IN THOUSANDS,
                                              EXCEPT
                                        PER SHARE AMOUNTS)
Pro forma net earnings...............  $  97,424  $  20,658
Pro forma net earnings per share
     Basic...........................  $    2.26  $     .77
     Diluted.........................  $    2.03  $     .71

11.  COMMITMENTS AND CONTINGENCIES

     The Company is from time to time involved in litigation incidental to its business, which at times involves claims for significant monetary amounts, some of which would not be covered by insurance. In the opinion of management, none of the Company's existing litigation should have any material adverse effect on the Company's financial position or results of operations.

     The Company's international land rigs are insured, with deductibles of generally $25,000 per occurrence. Nineteen of the Company's 23 offshore platform rigs and all of its other offshore rigs are insured with deductibles of $50,000 and $150,000, respectively. Presently, the Company has insurance deductibles of $100,000 for general liability claims. The Company maintains statutory insurance coverages on its offshore platform rig workers and its maritime employees, with deductibles of up to $50,000 per occurrence. Coverages with respect to foreign operations for workers' compensation and automobile claims are subject to deductibles of generally $40,000 to $100,000 per occurrence.

     As of December 31, 1997 and 1996, the Company had accrued approximately $4,643,000 and $4,853,000, respectively, for estimated claims liabilities, of which $3,746,000 and $3,713,000, respectively, was included in current liabilities and $897,000 and $1,140,000, respectively, was included in other long-

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

term liabilities in the accompanying consolidated balance sheet. As of December 31, 1997, the Company had letters of credit outstanding totaling $8,330,000. These letters of credit principally guarantee the funding of the Company's share of insured claims.

     During 1997, the Company entered into a joint venture to construct, own and operate an ultra-deepwater drillship currently under construction in South Korea. The drillship is contracted to work offshore Angola for a term of five years. It is anticipated that the drillship will commence operations in mid-1999. Subsequent to December 31, 1997, the joint venture entered into a financing arrangement with a group of banks providing that, upon delivery of the drillship, approximately 80% of the drillship's estimated construction cost of $235 million will be provided by loans that are without recourse to the joint venture participants. The Company estimates that its total equity investment in the project will be approximately $12 million, which will represent a 51% ownership interest.

     Also during 1997, a newly organized special purpose subsidiary of the Company agreed to participate in joint ventures to construct, own and operate six Amethyst-class dynamically positioned semisubmersible drilling rigs. The rigs will be operated under charter and service contracts with initial terms of six to eight years. The total estimated cost to construct, equip and mobilize the six rigs is approximately $1 billion, approximately 90% of which is expected to be provided from the proceeds of project finance obligations of the ventures without recourse to the joint venture participants. Delivery of the rigs is expected during late 1999 and 2000. The Company estimates that its total equity investment in the project will be approximately $30 million, which will represent a 30% ownership interest.

12.  SUPPLEMENTAL FINANCIAL INFORMATION

  OTHER CURRENT ASSETS

     Other current assets as of December 31, 1997 and 1996 consisted of the following:

                                           DECEMBER 31,
                                       --------------------
                                         1997       1996
                                       ---------  ---------
                                          (IN THOUSANDS)
Other receivables....................  $  21,376  $   7,743
Prepaid expenses.....................     14,315      8,943
                                       ---------  ---------
     Total other current assets......  $  35,691  $  16,686
                                       =========  =========

  GOODWILL AND OTHER INTANGIBLES

     Goodwill and other intangibles as of December 31, 1997 and 1996 consisted of the following:

                                           DECEMBER 31,
                                       --------------------
                                         1997       1996
                                       ---------  ---------
                                          (IN THOUSANDS)
Goodwill.............................  $   2,944  $   2,944
Other intangibles....................      1,373      2,097
                                       ---------  ---------
                                           4,317      5,041
Accumulated amortization.............       (694)    (1,907)
                                       ---------  ---------
     Total goodwill and other
     intangibles.....................  $   3,623  $   3,134
                                       =========  =========

     Amortization expense amounted to $198,000, $198,000 and $196,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER ASSETS

     Other assets as of December 31, 1997 and 1996 consisted of the following:

                                           DECEMBER 31,
                                       --------------------
                                         1997       1996
                                       ---------  ---------
                                          (IN THOUSANDS)
Prepaid expenses.....................  $   1,156  $   3,898
Deferred financing costs.............      9,014      1,449
Mobilization costs...................      5,974     --
Other................................      6,785      1,925
                                       ---------  ---------
     Total other assets..............  $  22,929  $   7,272
                                       =========  =========

  ACCRUED EXPENSES

     Accrued expenses as of December 31, 1997 and 1996 consisted of the following:

                                           DECEMBER 31,
                                       --------------------
                                         1997       1996
                                       ---------  ---------
                                          (IN THOUSANDS)
Insurance............................  $   3,872  $   3,713
Payroll..............................      5,504      7,019
Taxes, other than income.............     10,537      8,826
Foreign social benefits..............     30,707      3,073
Other................................      7,792      3,154
                                       ---------  ---------
     Total accrued expenses..........  $  58,412  $  25,785
                                       =========  =========

  OTHER LONG-TERM LIABILITIES

     Other long-term liabilities as of December 31, 1997 and 1996 consisted of the following:

                                           DECEMBER 31,
                                       --------------------
                                         1997       1996
                                       ---------  ---------
                                          (IN THOUSANDS)
Foreign social benefits..............  $  25,210  $   9,502
Insurance............................        897      1,140
Deferred compensation................      2,583      1,142
Deferred lease benefit...............        221        350
                                       ---------  ---------
     Total other long-term
       liabilities...................  $  28,911  $  12,134
                                       =========  =========

  OPERATING EXPENSES

     Operating expenses for the years ended December 31, 1997 and 1996 include gains on insurance recoveries from damaged or destroyed rigs of $1,800,000 and $1,085,000, respectively. There were no insurance recoveries during the year ended December 31, 1995.

  OTHER INCOME

     Other income for the years ended December 31, 1997 included a gain of $83,553,000 as a result of the sale of substantially all of the Company's assets used in its U.S. land-based well servicing operations.

     Foreign exchange transaction (gains) losses included in other income were $(3,736,000), $437,000 and $142,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CASH FLOW INFORMATION

     Cash paid (received) for interest and income taxes during the years ended December 31, 1997, 1996, and 1995 was as follows:

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1997       1996       1995
                                       ---------  ---------  ---------
                                               (IN THOUSANDS)
Cash paid (received) during the year
  for:
     Interest, net of amounts
       capitalized...................  $  32,810  $  11,220  $   4,316
     Income taxes -- U.S. ...........     34,117       (472)       500
     Income taxes -- foreign.........      8,433      5,844         16

13.  FINANCIAL DATA OF DOMESTIC AND INTERNATIONAL OPERATIONS

     The following table sets forth certain consolidated information with respect to the Company and its subsidiaries by operating segment:

                                            UNITED STATES            INTERNATIONAL
                                        ---------------------    ---------------------
                                          LAND      OFFSHORE       LAND      OFFSHORE       TOTAL
                                        --------    ---------    --------    ---------    ----------
                                                               (IN THOUSANDS)
                1997
-------------------------------------
Revenues.............................   $ 16,485    $ 135,281    $385,590    $ 162,432    $  699,788
Earnings from operations.............        519       40,965      42,500       24,401       108,385
Identifiable assets..................      1,503      395,598     687,789      456,611     1,541,501
Capital expenditures, including
  acquisitions.......................      8,465      330,252     132,729      418,538       889,984
Depreciation and amortization........        818       13,076      33,801       10,966        58,661

                1996
-------------------------------------
Revenues.............................   $117,142    $  57,450    $218,562    $  14,020    $  407,174
Earnings from operations.............      7,808        6,983      23,372        1,979        40,142
Identifiable assets..................     94,559       61,251     331,462       54,790       542,062
Capital expenditures, including
  acquisitions.......................      8,666       18,618     211,834           17       239,135
Depreciation and amortization........      5,738        3,665      12,677        6,985        29,065

                1995
-------------------------------------
Revenues.............................   $113,115    $  49,595    $100,889    $  --        $  263,599
Earnings from operations.............      7,906        6,785      12,630       --            27,321
Identifiable assets..................     77,243       50,978     129,384       --           257,605
Capital expenditures, including
  acquisitions.......................     14,502       15,066      28,940       --            58,508
Depreciation and amortization........      5,578        3,091       7,988       --            16,657

                                     SF-23

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table sets forth certain information with respect to the Company and its subsidiaries by geographic area:

                                         NORTH        SOUTH          OTHER
                                        AMERICA      AMERICA     INTERNATIONAL       TOTAL
                                        --------     --------    --------------   -----------
                                                           (IN THOUSANDS)
                1997
-------------------------------------
Revenues.............................   $151,766     $451,693       $ 96,329      $   699,788
Earnings from operations.............     41,484       53,302         13,599          108,385
Identifiable assets..................    397,101      720,126        424,274        1,541,501
Capital expenditures, including
  acquisitions.......................    338,717      119,932        431,335          889,984
Depreciation and amortization........     13,894       34,478         10,289           58,661

                1996
-------------------------------------
Revenues.............................   $174,592     $231,038       $  1,544      $   407,174
Earnings from operations.............     14,791       25,799           (448)          40,142
Identifiable assets..................    155,810      384,165          2,087          542,062
Capital expenditures, including
  acquisitions.......................     27,284      211,851        --               239,135
Depreciation and amortization........      9,403       19,394            268           29,065

                1995
-------------------------------------
Revenues.............................   $162,710     $ 98,382       $  2,507      $   263,599
Earnings from operations.............     14,691       12,448            182           27,321
Identifiable assets..................    128,221      125,939          3,445          257,605
Capital expenditures, including
  acquisitions.......................     29,568       28,940        --                58,508
Depreciation and amortization........      8,669        7,611            377           16,657

  SIGNIFICANT CUSTOMERS

     One customer accounted for approximately 14% of consolidated revenues for the year ended December 31, 1997 and one customer accounted for approximately 16% and 17% of consolidated revenues for the years ended December 31, 1996 and 1995, respectively. Another customer accounted for approximately 54% of revenues from domestic offshore operations during 1995. Revenues from such customer and its affiliates from both land and offshore operations accounted for approximately 13% of consolidated revenues during such period.

                           PRIDE INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Summarized quarterly financial data for the years ended December 31, 1997 and 1996 were as follows:

                                         FIRST        SECOND       THIRD        FOURTH
                                        QUARTER      QUARTER      QUARTER      QUARTER
                                        --------     --------     --------     --------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
               1997
Revenues.............................   $131,376     $174,537     $182,908     $210,967
Earnings from operations.............     15,198       26,899       29,947       36,341
Net earnings.........................     57,494       13,053       14,032       19,416
Net earnings per share
     Basic...........................       1.82          .29          .30          .40
     Diluted.........................       1.49          .27          .28          .37
Weighted average shares outstanding
     Basic...........................     31,569       44,884       46,809       48,652
     Diluted.........................     39,046       50,293       52,621       54,358
               1996
Revenues.............................   $ 66,235     $101,989     $115,369     $123,581
Earnings from operations.............      5,358        9,361       11,971       13,452
Net earnings.........................      2,780        4,795        6,879        8,274
Net earnings per share
     Basic...........................        .11          .19          .24          .29
     Diluted.........................        .11          .17          .22          .25
Weighted average shares outstanding
     Basic...........................     24,846       25,038       28,438       28,516
     Diluted.........................     30,345       32,599       35,913       36,124

PROSPECTUS

                                  $500,000,000

[LOGO]                      PRIDE INTERNATIONAL, INC.

                                 DEBT SECURITIES

                                 PREFERRED STOCK

                                  COMMON STOCK
                            ------------------------

     Pride International, Inc. (the "Company") may offer from time to time, together or separately, (i) its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"), (ii) shares of its preferred stock, no par value ("Preferred Stock"), and (iii) shares of its common stock, no par value ("Common Stock"). The aggregate initial offering price of the Debt Securities, Preferred Stock and Common Stock to be offered by the Company hereby (collectively, the "Securities") will not exceed $500,000,000 or, if applicable, the equivalent thereof in any other currency, currency unit or composite currency. The Securities may be offered as separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a Prospectus Supplement.

     The terms of each series of Debt Securities, including, where applicable, the specific designation, aggregate principal amount, ranking as senior debt or subordinated debt, authorized denomination, maturity, rate (or method of determining the same) and times of payment of any interest, any terms for optional or mandatory redemption, which may include redemption at the option of holders upon the occurrence of certain events or payment of additional amounts or any sinking fund provisions, any provisions with respect to conversion or exchangeability, the initial public offering price, the net proceeds to the Company and any other specific terms in connection with the offering and sale of such series will be set forth in a Prospectus Supplement. As used herein, the Debt Securities shall include securities denominated in United States dollars or, at the option of the Company if so specified in an applicable Prospectus Supplement, in any other currency, currency unit or composite currency, or in amounts determined by reference to an index or formula. In addition, all or a portion of the Debt Securities of a series may be issuable in temporary or permanent global form.

     The terms of each series of Preferred Stock, including, where applicable, the specific designation, number of shares, liquidation preference per share, dividend or distribution rate (or method of determining the same) and dates on which dividends or distributions shall be payable and dates from which dividends or distributions shall accrue, any terms for optional or mandatory redemption, which may include redemption at the option of holders upon the occurrence of certain events or payment of additional amounts or any sinking fund provisions, any provisions with respect to conversion or exchangeability, any voting rights, any other relative rights or restrictions, preferences, limitations or qualifications relating to the Preferred Stock of a specific series, the initial public offering price, the net proceeds to the Company and any other specific terms in connection with the offering and sale of such series will be set forth in a Prospectus Supplement.

     The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in a Prospectus Supplement.

     The Common Stock is traded on the New York Stock Exchange under the symbol "PDE." Any Common Stock offered will be traded, subject to notice of issuance, on the New York Stock Exchange.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT PROSPECTIVE INVESTORS IN SECURITIES SHOULD CONSIDER.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is March 23, 1998.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                            ------------------------

                               TABLE OF CONTENTS

Available Information................          3
Incorporation of Certain Documents by
  Reference..........................          3
The Company..........................          4
Risk Factors.........................          4
Use of Proceeds......................          6
Ratio of Earnings to Fixed Charges...          7
Description of Debt Securities.......          7
Description of Capital Stock.........         15
Plan of Distribution.................         18
Legal Matters........................         19
Independent Public Accountants.......         19
                            ------------------------

     IN CONNECTION WITH AN OFFERING THROUGH UNDERWRITERS, CERTAIN PERSONS PARTICIPATING IN SUCH OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, WHICH MAY INCLUDE, AMONG OTHERS, OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER SUCH OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at the regional offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (HTTP://WWW.SEC.GOV). The Common Stock is traded on the New York Stock Exchange under the symbol "PDE," and such material also can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus, which constitutes part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and the exhibits thereto, which may be obtained at the public reference facilities maintained by the Commission as provided in the preceding paragraph, for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which the Company has filed with the Commission pursuant to the Exchange Act, are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

          a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          b) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on August 19, 1997, as such Registration Statement may be amended from time to time for the purpose of updating, changing or modifying such description; and

          c) The Company's Current Report on Form 8-K dated March 20, 1998.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents that have been incorporated herein by reference (not including exhibits to the documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the documents this Prospectus incorporates). Requests should be directed to Robert W. Randall, Secretary, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057 (telephone number: (713) 789-1400).

                                  THE COMPANY

GENERAL

     Pride is a leading international provider of contract drilling and related services, operating both offshore and on land. The Company operates a global fleet of 295 rigs, including two semisubmersible rigs, 17 jackup rigs, nine tender-assisted rigs, seven barge rigs, 23 offshore platform rigs, 78 land-based drilling rigs and 159 land-based workover rigs. Pride International, Inc. is a Louisiana corporation with principal executive offices located at 5847 San Felipe, Suite 3300, Houston, Texas 77057. Its telephone number at that address is (713) 789-1400.

                                  RISK FACTORS

     THE FOLLOWING SHOULD BE CONSIDERED CAREFULLY WITH THE INFORMATION PROVIDED ELSEWHERE IN THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IN REACHING A DECISION REGARDING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

INDUSTRY CONDITIONS

     The contract drilling industry is a highly competitive and cyclical business characterized by high capital and maintenance costs. The Company's current business and operations are substantially dependent upon conditions in the oil and gas industry and, specifically, the exploration and production expenditures of oil and gas companies. The demand for contract drilling and related services is directly influenced by oil and gas prices, expectations about future prices, the cost of producing and delivering oil and gas, government regulations, local and international political and economic conditions, including the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and prices, the level of production by non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves. There can be no assurance that current levels of exploration and production expenditures of oil and gas companies will be maintained or that demand for the Company's services will reflect the level of such activities.

INTERNATIONAL OPERATIONS

     A significant portion of the Company's revenues are attributable to international operations. Risks associated with operating in international markets include foreign exchange restrictions and currency fluctuations, foreign taxation, political instability, foreign and domestic monetary and tax policies, expropriation, nationalization, nullification, modification or renegotiation of contracts, war and civil disturbances and other risks that may limit or disrupt markets. Additionally, the ability of the Company to compete in international contract drilling markets may be adversely affected by foreign governmental regulations that favor or require the awarding of such contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, the Company's foreign subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to the Company. No predictions can be made as to what foreign governmental regulations may be applicable to the Company's operations in the future.

     From time to time, certain foreign subsidiaries of the Company operate in countries such as Libya and Iran that are subject to sanctions and embargoes imposed by the U.S. Government. Although these sanctions and embargoes do not prohibit such subsidiaries from completing existing contracts or from entering into new contracts to provide drilling services in such countries, they do prohibit the Company and its domestic subsidiaries, as well as employees of the Company's foreign subsidiaries who are U.S. citizens, from participating in or approving any aspect of the business activities in such countries. The Company is unable to predict whether such constraints on its ability to have U.S. persons provide managerial oversight and supervision will adversely affect the financial or operating performance of such business activities.

RISKS RELATED TO NEW CONSTRUCTION, UPGRADE AND REFURBISHMENT PROJECTS

     The Company intends to make significant expenditures to construct new rigs and to upgrade and refurbish other rigs that are not currently under contract. These projects are subject to the risks of delay or cost overruns inherent in large construction and refurbishment projects, including shipyard availability, shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, nonavailability of necessary equipment and inability to obtain any of the requisite permits or approvals. Significant delays could also have a material adverse effect on the Company's marketing plans for such rigs and could jeopardize the contracts under which the Company plans to operate such rigs.

ACQUISITION-RELATED RISKS

     A substantial portion of the Company's growth has resulted from the acquisition of other oilfield services businesses and assets. There can be no assurance, however, that the Company will be able to continue to identify attractive acquisition opportunities, negotiate acceptable acquisition terms, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. The ability of the Company to pursue acquisition opportunities may be affected by the limitations on its financing flexibility imposed by the Company's current financing arrangements. Moreover, there can be no assurance that competition for acquisition opportunities in the industry will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making further acquisitions. In addition, no assurance can be given that the Company will be successful in integrating acquired businesses and assets into its existing operations. Such integration may result in unforeseen operational difficulties or require a disproportionate amount of management's attention. The Company's failure to achieve consolidation savings, to incorporate the acquired businesses and assets into its existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on the Company.

LEVERAGE AND DEBT COVENANTS

     As of December 31, 1997, the Company had approximately $523.9 million in long-term indebtedness, net of current portion, approximately $52.5 million of which was represented by subordinated debentures that are convertible into Common Stock at a conversion price of $12.25 per share. The level of the Company's indebtedness will have several important effects on the Company's future operations, including, among others, (i) a significant portion of the Company's cash flow from operations will be dedicated to the payment of principal of and interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Company's existing financing arrangements require the Company to meet certain financial tests, which may affect the Company's flexibility in planning for, and reacting to, changes in its business, and (iii) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

OPERATING RISKS AND INSURANCE

     The Company's operations are subject to the many hazards inherent in the oilfield services industry. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject the Company to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. The Company's offshore fleet is also subject to hazards inherent in marine operations, either while on site or during mobilization, such as capsizing, sinking and damage from severe weather conditions. In certain instances, contractual indemnification of customers or others is required of the Company. The Company maintains workers' compensation insurance for its employees and other insurance coverage for normal business risks, including general liability insurance. Although the Company believes its insurance coverages to be adequate and in accordance with industry practice against normal risks in its operations, there can be no assurance that any insurance protection will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. The occurrence of a significant event against which the Company is not fully insured, or of a number of lesser events against which the Company is insured, but subject to substantial deductibles, could materially and adversely affect the Company's operations and financial condition. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates or on terms it considers reasonable or acceptable.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous governmental regulations that may relate directly or indirectly to the contract drilling and well servicing industries. The Company's operations routinely involve the handling of waste materials, some of which are classified as hazardous substances. Consequently, the regulations applicable to the Company's operations include those with respect to containment, disposal and controlling the discharge of hazardous oilfield waste and other nonhazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company. In addition, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, environmental or other reasons could have a material adverse effect on the Company's operations by limiting future contract drilling opportunities.

                                USE OF PROCEEDS

     Except as otherwise described in any Prospectus Supplement or any Pricing Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, which may include refinancings of indebtedness, working capital, capital expenditures, acquisitions and repurchases and redemptions of Securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                              YEARS ENDED DECEMBER 31,
                                      ----------------------------------------
                                      1997     1996     1995     1994     1993
                                      ----     ----     ----     ----     ----
Ratio of Earnings to Fixed Charges..  4.5x     2.7x     4.0x     6.2x     5.8x


     The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of operating lease rental expense that represents the interest factor). The Company had no Preferred Stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and Preferred Stock dividends is the same as the ratio of earnings to fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate (the "Offered Debt Securities"). The particular terms of the Offered Debt Securities and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities will be general unsecured obligations of the Company and will constitute either senior debt securities or subordinated debt securities. In the case of Debt Securities that will be senior debt securities ("Senior Debt Securities"), such Debt Securities will be issued under an Indenture dated as of May 1, 1997 (the "Senior Indenture") between the Company and The Chase Manhattan Bank, as trustee under the Senior Indenture (the "Senior Trustee"), and will rank PARI PASSU with all other unsecured and unsubordinated debt of the Company. In the case of Debt Securities that will be subordinated debt securities ("Subordinated Debt Securities"), such Debt Securities will be issued under an Indenture (the "Subordinated Indenture") to be executed by the Company and such trustee thereunder as shall be named in an applicable Prospectus Supplement (the "Subordinated Trustee"), and will rank PARI PASSU with certain other subordinated debt of the Company that may be outstanding from time to time and will rank junior to all Senior Indebtedness (as defined below) of the Company (including any Senior Debt Securities) that may be outstanding from time to time. The Senior Indenture and the Subordinated Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures," and the Senior Trustee and the Subordinated Trustee are sometimes hereinafter referred to individually as a "Trustee" and collectively as the "Trustees." The statements under this caption relating to the Debt Securities and the Indentures are summaries only and do not purport to be complete. Such summaries make use of terms defined in the Indentures. Wherever such terms are used herein or particular provisions of the Indentures are referred to, such terms or provisions, as the case may be, are incorporated by reference as part of the statements made herein, and such statements are qualified in their entirety by such reference. Certain defined terms in the Indentures are capitalized herein.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

     GENERAL. The Senior Indenture does not, and the Subordinated Indenture will not, limit the aggregate principal amount of Debt Securities that can be issued thereunder, and provides or will provide that Debt Securities may be issued from time to time thereunder in one or more series, each in an aggregate principal amount authorized by the Company prior to issuance. The Senior Indenture does not, and the Subordinated Indenture will not, limit the amount of other unsecured indebtedness or securities that may be issued by the Company.

     Unless otherwise indicated in a Prospectus Supplement, the Debt Securities will not benefit from any covenant or other provision that would afford Holders of such Debt Securities special protection in the event of a highly leveraged transaction involving the Company.

     Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities, which will be issued in registered form: (i) the title and aggregate principal amount of the Offered Debt Securities; (ii) whether such Offered Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in temporary global form or permanent global form; (iii) the date or dates on which the principal of and premium, if any, on the Offered Debt Securities is payable or the method of determination thereof; (iv) the rate or rates, or the method of determination thereof, at which the Offered Debt Securities will bear interest, if any; (v) the date or dates from which such interest will accrue; (vi) the interest payment dates on which such interest will be payable and the record date for the interest payable on any Offered Debt Securities on any interest payment date; (vii) whether and under what circumstances Additional Amounts with respect to the Offered Debt Securities will be payable; (viii) the place or places where the principal of, premium and interest, if any, on and any Additional Amounts with respect to the Offered Debt Securities will be payable;
(ix) the period or periods within which, the price or prices at which and the terms and conditions upon which Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option; (x) the obligation, if any, of the Company to redeem, purchase or repay Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which Offered Debt Securities will be redeemed, purchased or repaid in whole or in part pursuant to such obligation; (xi) the currency or currencies (including composite currencies), if other than U.S. dollars, or the form, including equity securities, other debt securities (including Debt Securities), warrants or any other securities or property of the Company or any other Person, in which payment of principal of, premium and interest, if any, on and any Additional Amounts with respect to the Offered Debt Securities will be payable; (xii) if such payments are to be payable, at the election of the Company or a holder thereof, in a currency or currencies other than that in which the Offered Debt Securities are stated to be payable, the currency or currencies in which such payments as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (xiii) if the amount of such payments may be determined with reference to any commodities, currencies or indices, values, rates or prices or any other index or formula, the manner in which such amounts will be determined; (xiv) if other than the entire principal amount thereof, the portion of the principal amount of Offered Debt Securities that will be payable upon declaration of acceleration of the maturity thereof; (xv) any additional means of satisfaction and discharge of the applicable Indenture and any additional conditions or limitations to discharge with respect to Offered Debt Securities or any modifications of or deletions from such conditions or limitations; (xvi) any deletions or modifications of or additions to the definitions, Events of Default or covenants of the Company pertaining to the Offered Debt Securities; (xvii) any restrictions or other provisions with respect to the transfer or exchange of Offered Debt Securities; (xviii) if the Offered Debt Securities are to be convertible into or exchangeable for equity securities, other debt securities (including Debt Securities), warrants or any other securities or property of the Company or any other Person, at the option of the Company or the holder or upon the occurrence of any condition or event, the terms and conditions for such conversion or exchange; and (xix) any other terms of the Offered Debt Securities. Reference is also made to the Prospectus Supplement for information with respect to any material United States federal income tax consequences with respect to the ownership and disposition of Offered Debt Securities.

     No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Company conducts substantially all of its operations through subsidiaries. The Holders of Debt Securities will have a junior position to any creditors of the Company's subsidiaries.

     Offered Debt Securities may be sold at a discount (which may be substantial) below their stated principal amount bearing no interest or interest at a rate that at the time of issuance is below market rates. Any material United States federal income tax consequences and other special considerations applicable thereto will be described in the Prospectus Supplement relating to any such Offered Debt Securities.

     If any of the Offered Debt Securities are sold for any foreign currency or currency unit or if the principal of, or premium or interest, if any, on, or any Additional Amounts with respect to any of the Offered Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Offered Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.

     EVENTS OF DEFAULT. Unless otherwise provided with respect to any series of Debt Securities, the following are or will be Events of Default under each Indenture with respect to the Debt Securities of such series issued under such
Indenture: (a) failure to pay principal of or premium, if any, on any Debt Security of such series when due; (b) failure to pay any interest on or any Additional Amounts with respect to any Debt Security of such series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of the Debt Securities of such series, continued for 30 days;
(d) failure to perform any other covenant of the Company in the applicable Indenture (other than a covenant included in such Indenture for the benefit of a series of Debt Securities other than such series), continued for 90 days after written notice as provided in such Indenture; (e) certain events of bankruptcy, insolvency or reorganization; and (f) any other Event of Default as may be specified with respect to Debt Securities of such series.

     If an Event of Default with respect to any outstanding series of Debt Securities occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the outstanding Debt Securities of such series (in the case of an Event of Default described in clause (a), (b), (c) or (f) above) or at least 25% in principal amount of all outstanding Debt Securities under the applicable Indenture (in the case of an Event of Default described in clause (d) above) may declare the principal amount of all the Debt Securities of the applicable series (or of all outstanding Debt Securities under the Indenture, as the case may be) to be due and payable immediately. If an Event of Default described in clause (e) above occurs, the principal amount of the outstanding Debt Securities of all series IPSO FACTO shall become immediately due and payable without any declaration or other act on the part of either Trustee or any Holder. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the Holders of a majority in principal amount of the outstanding Debt Securities of such series (or of all outstanding Debt Securities under the applicable Indenture, as the case may be) may, under certain circumstances, rescind and annul such acceleration. Depending on the terms of other indebtedness of the Company outstanding from time to time, an Event of Default under the Indentures may give rise to cross defaults on such other indebtedness of the Company.

     The Senior Indenture provides, and the Subordinated Indenture will provide, that, within 90 days after the occurrence of a default with respect to any series of Debt Securities, the applicable Trustee will give to the Holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; PROVIDED, HOWEVER, that, except in the case of a default in the payment of the principal of or premium, if any, or any interest on, or any Additional Amounts or sinking fund installment with respect to, any Debt Securities of such series, the applicable Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of the Debt Securities of such series; and PROVIDED, FURTHER, that such notice shall not be given until at least 30 days after the occurrence of a default in the performance or breach of any covenant or warranty of the Company under such Indenture other than for the payment of the principal of or premium, if any, or any interest on, or any Additional Amounts or sinking fund installment with respect to, any Debt Securities of such series. For the purpose of this provision, "default" with respect to Debt Securities of any series means any event that is, or after notice or lapse of time, or both, would become, an Event of Default with respect to the Debt Securities of such series.

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series (or, in certain cases, all outstanding Debt Securities under the applicable Indenture) have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee or exercising any trust or power conferred on such Trustee with respect to the Debt Securities of such series (or of all outstanding Debt Securities under the applicable Indenture), subject to certain limitations specified in the applicable Indenture. The Senior Indenture provides, and the Subordinated Indenture will provide, that in case an Event of Default shall occur and be continuing, the applicable Trustee shall exercise such of its rights and powers under the applicable Indenture and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, neither Trustee will be under an obligation to exercise any of its rights or powers under the respective Indenture at the request of any of the Holders of the Debt Securities unless they have offered to the applicable Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request.

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series (or, in certain cases, all outstanding Debt Securities under the applicable Indenture) may on behalf of the Holders of all Debt Securities of such series (or of all outstanding Debt Securities under the applicable Indenture) waive any past default under the applicable Indenture, except a default in the payment of the principal of or premium, if any, or interest on or any Additional Amounts with respect to any Debt Security or in respect of a provision that under the applicable Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected. The Holders of a majority in principal amount of the outstanding Debt Securities affected thereby may on behalf of the Holders of all such Debt Securities waive compliance by the Company with certain restrictive provisions of the Indenture.

     The Company is required to furnish to each Trustee annually a statement as to the performance by the Company of certain of its obligations under the applicable Indenture and as to any default in such performance.

     MODIFICATION. Modifications and amendments of each Indenture may be made by the Company and the applicable Trustee with the consent of the Holders of a majority in principal amount of the outstanding Debt Securities under the applicable Indenture affected thereby; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest on, or any Additional Amounts with respect to any Debt Security, (b) reduce the principal amount of, or the premium (if any) or interest on, or any Additional Amounts with respect to any Debt Security, (c) change the place or currency, currencies, or currency unit or units of payment of principal of, or premium (if any) or interest on, or any Additional Amounts with respect to any Debt Security, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security or (e) reduce the percentage in principal amount of outstanding Debt Securities the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults.

     The Senior Indenture provides, and the Subordinated Indenture will provide, that the Company and the applicable Trustee may, without the consent of any Holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding additional Events of Default, establishing the form or terms of Debt Securities or curing ambiguities or inconsistencies in the applicable Indenture, PROVIDED that such action to cure ambiguities or inconsistencies shall not adversely affect the interests of the Holders of the Debt Securities in any material respect.

     CONSOLIDATION, MERGER AND SALE OF ASSETS. Without the consent of any Holders of outstanding Debt Securities, the Company may consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person, provided that (i) the Person formed by such consolidation or into which the Company is merged or that acquires or leases the properties and assets of the Company substantially as an entirety is a Person that assumes by supplemental indenture the Company's obligations on the Debt Securities and under each Indenture, (ii) after giving effect to the transaction, no Event of Default and no event that, after notice or lapse of time or both, would become an Event of Default has occurred and is continuing, and (iii) certain other conditions are met. Upon compliance with these provisions by a successor Person, the Company will (except in the case of a lease) be relieved of its obligations under each Indenture and the Debt Securities.

     DISCHARGE AND DEFEASANCE. The Company may terminate its obligations under each Indenture, other than its obligation to pay the principal of, premium, if any, and interest on and any Additional Amounts with respect to the Debt Securities of any series and certain other obligations, PROVIDED that it (i) irrevocably deposits or causes to be irrevocably deposited with the applicable Trustee as trust funds money or U.S.

Government Obligations maturing as to principal and interest sufficient to pay the principal of, premium, if any, and any interest on, and any Additional Amounts and mandatory sinking funds with respect to, all outstanding Debt Securities of such series on the stated maturity of such payments or on any redemption date and (ii) complies with any additional conditions specified to be applicable with respect to the covenant defeasance of Debt Securities of such series.

     The terms of any series of Debt Securities may also provide for legal defeasance pursuant to the applicable Indenture. In such case, if the Company
(i) irrevocably deposits or causes to be irrevocably deposited money or U.S. Government Obligations as described above, (ii) makes a request to the applicable Trustee to be discharged from its obligations on the Debt Securities of such series and (iii) complies with any additional conditions specified to be applicable with respect to legal defeasance of Debt Securities of such series, then the Company shall be deemed to have paid and discharged the entire indebtedness on all the outstanding Debt Securities of such series, the obligations of the Company under the applicable Indenture and the Debt Securities of such series to pay the principal of, premium, if any, and interest on and any Additional Amounts with respect to the Debt Securities of such series shall cease, terminate and be completely discharged, and the Holders thereof shall thereafter be entitled only to payment out of the money or U.S. Government Obligations deposited with the applicable Trustee as aforesaid, unless the Company's obligations are revived and reinstated because such Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment.

     The term "U.S. Government Obligations" is or will be defined in each Indenture as direct noncallable obligations of, or noncallable obligations the payment of principal of and interest on which is guaranteed by, the United States of America, or to the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged, or beneficial interests in a trust the corpus of which consists exclusively of money or such obligations or a combination thereof.

     FORM, EXCHANGE, REGISTRATION AND TRANSFER. Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. Debt Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the Person making the request. The Company will appoint the Trustee under each Indenture as Security Registrar for Debt Securities issued thereunder. If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts. The Company is required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days prior to the selection of Debt Securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or
(ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part.

     PAYMENT AND PAYING AGENTS. Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, premium, if any, and interest on and any Additional Amounts with respect to Debt Securities will be made in the designated currency or currency unit at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest.

     Unless otherwise indicated in an applicable Prospectus Supplement, the Corporate Trust Office of each Trustee in New York, New York will be designated as a Paying Agent for the Company for payments with respect to Debt Securities issued under the applicable Indenture. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for such series.

     All moneys paid by the Company to a Paying Agent for the payment of principal of, premium, if any, or interest on and any Additional Amounts with respect to any Debt Security that remain unclaimed at the end of three years after such principal, premium, interest or Additional Amounts have become due and payable will (subject to applicable escheat laws) be repaid to the Company, and the Holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

     BOOK-ENTRY DEBT SECURITIES. The Debt Securities of a series may be issued, in whole or in part, in the form of one or more global Debt Securities that would be deposited with a depositary or its nominee identified in the applicable Prospectus Supplement. Global Debt Securities may be issued in either temporary or permanent form. The specific terms of any depositary arrangement with respect to any portion of a series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in any such global Debt Security representing all or a portion of a series of Debt Securities will be described in the applicable Prospectus Supplement.

     MEETINGS. The Senior Indenture contains, and the Subordinated Indenture will contain, provisions for convening meetings of the Holders of Debt Securities of a series. A meeting may be called at any time by the applicable Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as described under " -- Notices" below. Except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described under " -- Modification" above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; PROVIDED, HOWEVER, that, except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described under " -- Modification" above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority in principal amount of the Outstanding Debt Securities of a series, may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Subject to the proviso set forth above, any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all Holders of Debt Securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series.

     GOVERNING LAW. Each Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

     NOTICES. Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they appear in the Security Register.

     TRUSTEES. The Senior Indenture contains, and the Subordinated Indenture will contain, certain limitations on the right of the applicable Trustee, as a creditor of the Company, to obtain payment of claims in certain cases and to realize on certain property received with respect to any such claims, as security or otherwise. Each Trustee is or will be permitted to engage in other transactions, except that, if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

     The Senior Trustee has made loans to the Company and its subsidiaries and affiliates from time to time in the ordinary course of business and at prevailing interest rates under agreements with commercial bank groups. In addition, the Senior Trustee may from time to time serve as a depositary of funds of, and perform other services for, the Company.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     The payment of the principal of, premium, if any, and interest on and any Additional Amounts with respect to the Subordinated Debt Securities will be expressly subordinated, to the extent and in the manner set forth in the Subordinated Indenture, to the prior payment in full of all Senior Indebtedness of the Company.

     The Subordinated Indenture will provide that no payment may be made by the Company on account of the principal of, premium, if any, or interest on or any Additional Amounts with respect to the Subordinated Debt Securities, or to acquire any of the Subordinated Debt Securities (including repurchases of Subordinated Debt Securities at the option of the Holder thereof) for cash or property (other than certain junior securities of the Company), or on account of the redemption provisions of the Subordinated Debt Securities, in the event of
(i) default in the payment of any principal of, premium, if any, or interest on any Senior Indebtedness of the Company when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist, or (ii) any other event of default with respect to any Designated Senior Indebtedness permitting the holders of such Designated Senior Indebtedness (or a trustee or other representative on behalf of the holders thereof) to declare such Designated Senior Indebtedness due and payable prior to the date on which it would otherwise have become due and payable, upon written notice thereof to the Company and the Subordinated Trustee by any holders of such Designated Senior Indebtedness (or a trustee or other representative on behalf of the holders thereof) (the "Default Notice"), unless and until such event of default shall have been cured or waived or otherwise has ceased to exist, PROVIDED that such payments may not be prevented under clause
(ii) above for more than 179 days after an applicable Default Notice has been received by the Subordinated Trustee unless the Designated Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety, in which case no such payment may be made until such acceleration has been rescinded or annulled or such Designated Senior Indebtedness has been paid in full. No event of default that existed or was continuing on the date of any Default Notice (whether or not such event of default is on the same issue of Designated Senior Indebtedness) may be made the basis for the giving of a second Default Notice, and only one such Default Notice may be given in any 365-day period.

     In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company (other than certain junior securities of the Company) is received by the Subordinated Trustee or the Holders of Subordinated Debt Securities at a time when such payment or distribution is prohibited by the foregoing provisions, then, unless such payment or distribution is no longer prohibited by the foregoing provisions, such payment or distribution shall be received and held in trust by the Subordinated Trustee or such Holders or the Paying Agent for the benefit of the holders of Senior Indebtedness of the Company, and shall be paid or delivered by the Subordinated Trustee or such Holders or the Paying Agent, as the case may be, to the holders of the Senior Indebtedness of the Company remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness of the Company may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness of the Company held or represented by each, for application to the payment of all Senior Indebtedness in full after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness.

     Upon any distribution of assets of the Company or upon any dissolution, winding up, total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors, (i) the holders of all Senior Indebtedness of the Company will first be entitled to receive payment in full before the Holders of Subordinated Debt Securities are entitled to receive any payment on account of the principal of, premium, if any, and interest on or any Additional Amounts with respect to the Subordinated Debt Securities (other than certain junior securities of the Company) and (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than certain junior securities of the Company) to which the Holders of Subordinated Debt Securities or the Subordinated Trustee on behalf of such Holders would be entitled, except for the subordination provisions contained in the Subordinated Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness of the Company or their representative, ratably according to the respective amounts of Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

     No provision of the Subordinated Indenture or the Subordinated Debt Securities will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on and any Additional Amounts with respect to the Subordinated Debt Securities. The subordination provisions of the Subordinated Indenture and the Subordinated Debt Securities will not prevent the occurrence of any default or Event of Default under the Subordinated Indenture or limit the rights of the Subordinated Trustee or any Holder of Subordinated Debt Securities, subject to the two preceding paragraphs, to pursue any other rights or remedies with respect to the Subordinated Debt Securities.

     As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its subsidiaries or a marshaling of assets or liabilities of the Company and its subsidiaries, Holders of Subordinated Debt Securities may receive ratably less than other creditors.

     The term "Indebtedness," as applied to any Person, unless otherwise provided with respect to the Subordinated Debt Securities of a series and described in the Prospectus Supplement relating thereto, will be defined in the Subordinated Indenture as, without duplication, the following: (i) all liabilities and obligations, contingent or otherwise, of any such Person (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds, notes, debentures or similar instruments, (c) representing the balance deferred and unpaid of the purchase price of any property or services, except such as would constitute trade payables to trade creditors in the ordinary course of business that are not more than 90 days past their original due date,
(d) evidenced by banker's acceptances or similar instruments issued or accepted by banks, (e) for the payment of money relating to rental obligations under a lease required to be capitalized in accordance with generally accepted accounting principles or (f) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit; (ii) all net obligations of such Person under certain interest swap and hedging obligations;
(iii) all liabilities of others of the kind described in the preceding clause
(i) or (ii) that such Person has guaranteed or that is otherwise its legal liability and all obligations to purchase, redeem or acquire any capital stock of any Person; and (iv) any and all deferrals, renewals, extensions, refinancings, refunds (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i), (ii) or (iii), or this clause (iv), whether or not between or among the same parties.

     The term "Senior Indebtedness" of the Company, unless otherwise provided with respect to the Subordinated Debt Securities of a series and described in the Prospectus Supplement relating thereto, will be defined in the Subordinated Indenture as (i) all Indebtedness of the Company unless, by the terms of the instrument creating or evidencing such Indebtedness, it is provided that such Indebtedness is not superior in right of payment to the Subordinated Debt Securities or to other Indebtedness which is PARI PASSU with or subordinated to the Subordinated Debt Securities and (ii) any modifications, refunding, deferrals, renewals or extensions of any such Indebtedness or securities, notes or other evidences of Indebtedness issued in exchange for such Indebtedness; PROVIDED that in no event shall "Senior Indebtedness" include (a) Indebtedness of the Company owed or owing to any subsidiary of the Company or any officer, director or employee of the Company or any subsidiary of the Company, (b) Indebtedness to trade creditors or (c) any liability for taxes owed or owing by the Company.

     The term "Designated Senior Indebtedness," unless otherwise provided with respect to the Subordinated Debt Securities of a series and described in the Prospectus Supplement relating thereto, will be defined in the Subordinated Indenture to mean any Senior Indebtedness of the Company that (i) in the instrument evidencing the same or the assumption or guarantee thereof (or related documents to which the Company is a party) is expressly designated as "Designated Senior Indebtedness" for purposes of the Subordinated Indenture or (unless otherwise provided) the Indenture governing the Company's convertible subordinated debentures, and (ii) satisfies such other conditions as may be provided with respect to the Subordinated Debt Securities of such series (provided that such instrument or documents may place limitations and conditions on the rights of the holders of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

     If Subordinated Debt Securities are issued under the Subordinated Indenture, the aggregate principal amount of Senior Indebtedness outstanding as of a recent date will be set forth in the Prospectus Supplement. The Subordinated Indenture will not restrict the amount of Senior Indebtedness that the Company may incur.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. To date, no series of Preferred Stock has been designated or issued. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation of the Company (the "Articles"), a copy of which has been incorporated by reference as an exhibit to the Registration Statement.

PREFERRED STOCK

     When and if issued, shares of each series of Preferred Stock will have such rights and preferences as are fixed by the Board of Directors in the resolution or resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors has the authority, without further action of the holders of Common Stock, to fix the number of shares constituting that series and to fix the preferences, limitations and relative rights of the series, including the dividend rights, dividend rate, terms and prices of redemption, liquidation preferences, sinking fund rights, conversion rights and voting rights. It is expected that the holders of any series of Preferred Stock, when and if issued, will have priority with respect to dividends and any distributions upon liquidation of the Company, and may have other preferences over the holders of the Common Stock, including the preferential right to elect directors in the event dividends on the Preferred Stock are not paid for a specified period. The particular terms of any series of Preferred Stock will be described in a Prospectus Supplement. The issuance of Preferred Stock could be used to discourage an unsolicited acquisition proposal or otherwise have an antitakeover effect.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors out of funds legally available for such purpose. Holders of Common Stock have no conversion, redemption, cumulative voting or preemptive rights. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company and payment or provision for payment of all amounts to which holders of any other series or class of the Company's stock hereafter issued that ranks senior as to liquidation rights to the Common Stock are entitled, the holders of Common Stock will be entitled to share ratably in any remaining assets of the Company. All outstanding shares of Common Stock are, and any shares of Common Stock to be sold by the Company hereby will be, duly and validly issued, fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

CERTAIN PROVISIONS OF THE ARTICLES, BYLAWS AND LOUISIANA LAW

     The Articles, the Company's Bylaws (the "Bylaws") and Louisiana law contain certain other provisions that may impede an unsolicited takeover attempt or otherwise have an antitakeover effect.

DIRECTOR TERMS AND RELATED PROVISIONS

     The Articles provide that the members of the Board of Directors of the Company will be elected for terms of five years and until their successors are elected and qualified. The Articles further provide that the number of directors will be as designated in the Bylaws, although no amendment to the Bylaws to decrease the number of directors shall shorten the term of any incumbent director. The Bylaws provide for eight directors and, in addition, that the Bylaws may be amended by shareholders only upon the affirmative vote of at least 80% of the voting power. Moreover, the Articles provide that any vacancy on the Board of Directors may be filled by a vote of at least two-thirds of the directors then in office, and a director elected to fill a vacancy shall serve until the next shareholders' meeting held for the election of directors generally. The shareholders, however, have the right at a special meeting, if called for such purpose prior to such action by the Board of Directors, to fill a vacancy. The Articles also provide that directors may be removed only for cause and only by the affirmative vote of not less than 80% of the voting power, PROVIDED that the removal may only be effected at a meeting of shareholders called for that purpose.

SHAREHOLDER MEETINGS

     The Articles and the Bylaws provide that special meetings of shareholders may be called by any shareholder or group of shareholders holding in the aggregate at least 80% of the total voting power, or by the Chairman of the Board, the President or the Board of Directors of the Company. A quorum for a meeting of shareholders is a majority of the outstanding shares of Common Stock entitled to vote. Unless the question brought before the meeting is one for which, by express provision of law or the Articles, a different vote is required, a majority of the votes cast decides the question. Unless otherwise required by law or the Bylaws, meetings of shareholders may be held at any place within or without Louisiana, as designated by the Board of Directors.

SHAREHOLDER NOMINATIONS OF DIRECTORS

     The Articles provide that only persons who are nominated by, or at the direction of, the Board of Directors of the Company or by a shareholder who has given timely notice to the Secretary of the Company prior to the meeting at which directors are to be elected will be eligible for election as directors. To be timely, notice must be received by the Company at its principal executive offices not less than 45 days nor more than 90 days prior to the meeting (or, if less than 55 days' notice or prior public disclosure of the meeting date is given or made to shareholders, not later than the tenth day following the day on which such notice was mailed or such prior public disclosure was made). Notice to the Company from a shareholder who proposes to nominate a person at a meeting for election as a director must contain certain specified information about that person.

SUPERMAJORITY VOTE FOR CERTAIN BUSINESS COMBINATIONS

     The Articles provide that no Business Combination (as hereinafter defined) shall be effected unless it is approved at the shareholders' meeting called for that purpose by the affirmative vote of 80% of the total voting power of the holders of voting securities or other obligations with voting power (excluding such securities and obligations owned by an Acquiring Entity (as hereinafter defined) and its affiliates). In addition to the voting requirements, no Business Combination may be effected without first satisfying substantive conditions with regard to: (i) the form and quantity of the consideration to be received by shareholders; (ii) certain restrictions prohibiting the Acquiring Entity from purchasing voting securities or obligations with voting power subsequent to becoming an Acquiring Entity but prior to any Business Combination; (iii) the dividends paid on the outstanding stock of the Company; (iv) certain restrictions prohibiting the Acquiring Entity from receiving the benefit of any financial assistance of the Company or making any major change in the Company's business or equity capital structure without unanimous approval of the directors and (v) the distribution of a proxy statement containing any recommendations by the directors and the opinion of a reputable investment banking firm as to the fairness of the terms of the Business Combination.

     These requirements will not apply to a Business Combination that (i) is approved by a majority of directors unaffiliated with the Acquiring Entity who were directors prior to an Acquiring Entity's becoming such (or certain successors) (the "Continuing Directors"), if there are at least three Continuing Directors or (ii) involves solely either (a) a transfer of assets of the Company to a subsidiary wholly owned by the Company or (b) a merger or consolidation with or into a successor corporation, as long as the percentages of shareholder ownership remain the same and the successor corporation's articles of incorporation contain the same provisions as the Articles.

     A "Business Combination" is defined in the Articles as: (i) any merger or consolidation of the Company with or into any entity unrelated to the Company which is the beneficial owner of securities representing 30% or more of the voting power of the Company's securities or other obligations of the Company granting voting rights (an "Acquiring Entity") or any affiliate thereof; (ii) any sale or other disposition of all or substantially all of the assets of the Company to an Acquiring Entity or any affiliate thereof; (iii) any sale or other disposition to the Company or any subsidiary thereof of any assets in exchange for which an Acquiring Entity or any affiliate thereof becomes the beneficial owner of either (a) voting securities of the Company or any subsidiary thereof or (b) other obligations of the Company granting voting rights; (iv) any transaction designed to decrease the number of holders of the Company's voting securities remaining after an Acquiring Entity has become an Acquiring Entity or
(v) the adoption of any plan or proposal for the liquidation or dissolution of the Company in which anything other than cash will be received by an Acquiring Entity or any affiliate thereof.

LOUISIANA LAW

     Louisiana law requires that certain transactions, such as mergers, consolidations or share exchanges, with a shareholder beneficially owning 10% or more of the voting power of the corporation (an "Interested Shareholder") or its affiliates be recommended by the board of directors and approved by the affirmative vote of (i) 80% of the votes entitled to be cast by outstanding shares of the corporation's voting stock and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than the Interested Shareholder and its affiliates. These voting requirements do not apply to such transactions if the transaction (i) does not alter the contract rights of the stock or change or convert, in whole or in part, the outstanding shares of the corporation or (ii) satisfies certain requirements with regard to the consideration to be received by shareholders and certain procedural requirements. Additionally, the Articles prohibit the application of these voting requirements to transactions involving any person who was an Interested Shareholder on the date the Company first had 100 shareholders (or any transferee of such person).

OTHER PROVISIONS

     The Articles and Louisiana law provide that the Board of Directors of the Company, when evaluating a tender offer or an offer to make a tender or exchange offer or to effect a Business Combination, may, in exercising its judgment in determining what is in the best interests of the Company and its shareholders, consider the following factors and any other factors that it deems relevant: (i) not only the consideration being offered in the proposed transaction, in relation to the then current market price for the outstanding capital stock of the Company, but also (a) the market price for the capital stock of the Company over a period of years, (b) the estimated price that might be achieved in a negotiated sale of the Company as a whole or in part or through orderly liquidation, (c) the premiums over market price for the securities of other corporations in similar transactions, (d) current political, economic and other factors bearing on securities prices and (e) the Company's financial condition and future prospects; (ii) the social and economic effects of such transaction on the Company, its subsidiaries or their employees, customers, creditors and the communities in which the Company and its subsidiaries do business; (iii) the business and financial condition and earnings prospects of the acquiring party or parties, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring party or parties, and the possible effect of such conditions upon the Company and its subsidiaries and the communities in which the Company and its subsidiaries do business; and (iv) the competence, experience and integrity of the acquiring party or parties and its or their management.

AMENDMENT OF CERTAIN PROVISIONS OF THE ARTICLES AND BYLAWS

     The Articles provide, with certain exceptions, that if either a majority of the directors at a time when there is no Acquiring Entity or a majority of the Continuing Directors at a time when there is an Acquiring Entity recommends an amendment to the Articles, the holders of a majority of the total voting power present at a shareholders' meeting are required to amend certain provisions of the Articles. The exceptions relate generally to the authority of the Board of Directors to issue Preferred Stock, the antitakeover provisions and limitations on director liability, in which instances an amendment requires approval of holders of 80% of the total voting power. The Bylaws provide that they may be amended or repealed only by (i) a majority of the entire Board of Directors at any time when there is no Acquiring Entity, (ii) both a majority of the entire Board of Directors and a majority of the Continuing Directors at any time when there is an Acquiring Entity or (iii) the affirmative vote of the holders of at least 80% of the total voting power.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in and/or outside the United States:
(i) through underwriters or dealers, (ii) directly to purchasers or (iii) through agents. The Prospectus Supplement with respect to the Securities offered thereby (the "Offered Securities") will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities to be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     During and after an offering through underwriters, such underwriters may purchase and sell the Securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the Offered Securities sold for their account may be reclaimed by the syndicate if such Offered Securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Offered Securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     If dealers are used in the sale of Offered Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Securities to dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Securities may be sold directly by the Company to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     The Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the Securities.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Preferred Stock and Common Stock offered hereby will be passed upon for the Company by McGlinchey Stafford, a professional limited liability company, New Orleans, Louisiana. Certain legal matters in connection with the Debt Securities offered hereby will be passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas. McGlinchey Stafford, a professional limited liability company, will pass on all matters of Louisiana law in this connection.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheet of the Company as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, and the related schedules, incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting.

     The Historical Statement of Revenues and Direct/Allocated Operating Expenses of the Mat-Supported Jackup Rigs of Noble Drilling Corporation for the year ended December 31, 1996, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated March 20, 1998, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated balance sheet of Forasol-Foramer N.V. ("Forasol") as of December 31, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended, incorporated by reference in this Prospectus, have been audited by Ernst & Young Audit, independent auditors, as set forth in their report thereon appearing in the Company's Current Report on

Form 8-K dated March 20, 1998, and incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheets of Forasol at December 31, 1995, prepared in accordance with generally accepted accounting principles in the United States, and the related consolidated statements of income, of cash flows and of changes in stockholders' equity for each of the two years in the period ended December 31, 1995, incorporated by reference in this Prospectus, except as they relate to National Drilling and Services Co. LLC, have been audited by Price Waterhouse, Paris, France, independent accountants. Such financial statements have been so incorporated by reference in reliance on the reports of such independent accountants given on the authority of such firm as experts in auditing and accounting.

[LINE DRAWING OMITTED]

The PRIDE AFRICA, an ultra-deepwater dynamically positioned drillship currently under construction, is contracted to operate offshore Angola.

[LINE DRAWING OMITTED]

One of six enhanced Amethyst-class dynamically positioned semisubmersible drilling rigs to be constructed and operating under contracts in the Campos basin offshore Brazil.

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE DEBENTURES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE DEBENTURES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

          TABLE OF CONTENTS
                                        PAGE
                                        -----
        PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary........     S-3
Forward-Looking Statements...........     S-9
Risk Factors.........................     S-9
Price Range of Common Stock and
  Dividend Policy....................    S-13
Use of Proceeds......................    S-13
Capitalization.......................    S-14
Selected Financial Data..............    S-15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    S-17
Business.............................    S-23
Management...........................    S-33
Description of Debentures............    S-35
Certain Federal Income Tax
  Consequences.......................    S-47
Underwriting.........................    S-50
Legal Matters........................    S-51
Index to Financial Statements........    SF-1

              PROSPECTUS

Available Information................       3
Incorporation of Certain Documents by
  Reference..........................       3
The Company..........................       4
Risk Factors.........................       4
Use of Proceeds......................       6
Ratio of Earnings to Fixed Charges...       7
Description of Debt Securities.......       7
Description of Capital Stock.........      15
Plan of Distribution.................      18
Legal Matters........................      19
Independent Public Accountants.......      19

                                  $511,431,000

                           PRIDE INTERNATIONAL, INC.

                            ZERO COUPON CONVERTIBLE
                            SUBORDINATED DEBENTURES
                                    DUE 2018

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                              SALOMON SMITH BARNEY
                           MORGAN STANLEY DEAN WITTER

                                 APRIL 20, 1998

================================================================================